Filed pursuant to Rule 424(b)(4)

Registration No. 333-125470

10,015,930 Shares

Common Shares

This is an initial public offering of common shares of VistaPrint Limited.

VistaPrint is offering 5,500,000 common shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 4,515,930 common shares. VistaPrint will not receive any of the proceeds from the sale of the shares being sold by the selling shareholders.

Prior to this offering, there has been no public market for the common shares. The common shares have been approved for quotation on the Nasdaq National Market under the symbol “VPRT.”

See “ Risk Factors” on page 7 to read about factors you should consider before buying the common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$12.00	$120,191,160
Underwriting discount	$0.84	$8,413,381
Proceeds, before expenses, to VistaPrint	$11.16	$61,380,000
Proceeds, before expenses, to the selling shareholders	$11.16	$50,397,779

To the extent that the underwriters sell more than 10,015,930 common shares, the underwriters have the option to purchase up to an additional 1,502,390 shares from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on October 5, 2005.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.
SG Cowen & Co.	Jefferies Broadview

Prospectus dated September 29, 2005.

VistaPrint

BEST PRINTING. BEST PRICE.

Over 100,000 New Customers Per Month
Standardized, Scalable Processes
Advanced Proprietary Technology
Toll-Free Design Service

VistaPrint technologies standardize, automate, and integrate graphic design and printing for small businesses and consumers worldwide.

VistaPrint Designs and Delivers Print Worldwide

User-friendly web site makes it easy to design and order print.

VistaPrint
Need help? Call us toll-free at: 1-800-721-6214
Full Service
Graphic Design and Printing
More than 5,000,000 customers
Creating a card is as easy as 1-2-3!
Graphic DESIGN
CALL 1-800-721-6215

Business Products

Business Cards

Return Address Labels

INFO TECHNOLOGIES
Swiss
Vacation
Resort

Brochures

WIRETECH
WIRELESS TECHNOLOGY SEMINAR

Postcards

Citrus Hills Spa

Presentation Folders

Letterhead

VistaPrint Highlights

- Over **5** million customers worldwide
- Regularly produce more than **10,000** orders per production day
- Advanced proprietary technology
- High volume, standardized and scalable processes
- **6** issued patents, and more than **30** patent applications
- Toll-free design service
- **16** localized web sites
- Ship to over **120** countries
- Direct marketing expertise
- Over **70,000** high quality photos and illustrations available
- Low cost operations

Consumer Products

Magnets

JMB

Note Cards

Invitations

Ace Realty
OPEN HOUSE

Oversized Postcards

It's a girl!

Announcements

Thanks for
Thank You from The Smith's

Thank You Notes

M100 Features

Data Sheets

Caricature Products

Holiday Cards

VistaPrint

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and the underwriters have not, authorized anyone to provide you with different information. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information.

Unless otherwise stated, all references to “VistaPrint,” “we,” “us,” “our,” the “Company” and similar designations refer to VistaPrint Limited and its subsidiaries. VistaPrint and VistaStudio are registered trademarks and VistaPrint.com and the VistaPrint logo are trademarks or servicemarks of VistaPrint. Other trademarks and servicemarks appearing in this prospectus are the property of their respective holders.

The Bermuda Monetary Authority has classified us as a non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

We have obtained the permission of the Bermuda Monetary Authority for the issue and transfer of the common shares that we and the selling shareholders may sell in the offering described in this prospectus and we have obtained the permission of the Bermuda Monetary Authority for the free transferability of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on the Nasdaq National Market. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

We will file this document as a prospectus with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981 of Bermuda. In accepting this document for filing, the Registrar of Companies accepts no responsibility for the financial soundness of any proposals or for the correctness of any opinions or statements expressed in this document.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section captioned “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment in our common shares.

Our Business

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment. Customers visiting our websites can use our graphic design software to easily create and order full-color, personalized, professional-looking printed products, without any prior graphic design training or experience. During the fiscal year ended June 30, 2005, customers used our design technologies to regularly place over 10,000 customized orders per day, at average order values of approximately $30, with an aggregate cost of revenue as a percentage of revenue of less than 45%.

Our proprietary, Internet-based order processing systems receive and store thousands of individual print jobs on a daily basis and, using complex algorithms, efficiently aggregate multiple individual print jobs for printing as a single press-run. By combining this order aggregation technology with our computer integrated print manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional short run printing and can provide customized finished products in as few as three days from design to delivery.

Industry Background

We focus on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. We believe this market represents a large and growing opportunity. In its U.S. Small Business 2005-2009 Forecast (March 2005) and U.S. Home Office 2005-2009 Forecast (May 2005), IDC, a division of International Data Group, Inc., estimates that there are over 20 million small office, home office, commonly known as SOHO, firms in the United States, which IDC defines as small firms with fewer than 10 employees as well as home-based businesses. According to the U.S. Census Bureau, 89% of new businesses established each year in the United States have fewer than 10 employees. In Europe, according to a report by the European Network for SME Research, nearly 90% of European Union businesses had less than 10 employees in 2003. We also provide graphic design and printing products to the consumer market. In addition, The Freedonia Group estimates that commercial printing demand in the United States will grow from $68.5 billion in 2003 to $84.0 billion in 2008.

We believe that the small business and consumer markets have been underserved by expensive traditional printing and graphic design alternatives. We also believe there is a need to combine the Internet’s ability to reach these highly fragmented markets with an integrated graphic design and printing process that can rapidly deliver sophisticated, high-quality printed products while aggregating individual orders to achieve the economies of scale necessary to provide these products at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the entire graphic design and print process, from design conceptualization through finished product shipment. Automation and integration allow us to provide high-quality graphic design and customized print products at affordable prices for the small business and consumer markets.

Our solution features:

•	Advanced proprietary technology;

•	High-volume, standardized and scalable processes;

•	Low cost operations;

•	World class customer service;

•	Direct marketing expertise; and

•	International reach.

We provide our customers with the following benefits:

•	High-quality automated and customized graphic design;

•	A wide range of graphic design options;

•	A broad range of products;

•	Automated creation of matching products;

•	High-quality printing;

•	Fast design to delivery turnaround; and

•	Lowest price and satisfaction guarantees.

Our Growth Strategy

Our goal is to grow profitably and become the leading online provider of graphic design services and printed products to small businesses and consumers worldwide. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to create new market demand in these previously underserved markets by making available customized and high-quality graphic design services and printed products at affordable prices. In order to accomplish this objective, we intend to implement a number of initiatives, including the following:

•	Expand Customer Base. We intend to expand our extensive customer base by continuing to promote VistaPrint and the VistaPrint brand as the source for high-quality graphic design, Internet-based printing and premium service.

•	Address Additional Markets. We intend to develop additional business opportunities, including targeting international customers and the consumer market and developing additional channels through strategic alliances.

•	Increase Sales to Existing Customers. We seek to increase both the average order size and the life time value we receive from a customer by expanding our product and service offerings, increasing up-selling and cross-selling marketing efforts and continuing to improve and streamline our design and ordering processes.

•	Expand Product and Service Offerings. Since launching the VistaPrint.com website in 2000, we have extended our product offerings from a limited selection of business cards to a wide array of business and consumer products, ranging from business cards, brochures and return address labels to invitations and holiday cards. We intend to further expand and enhance product and service offerings to provide a wider selection of products to existing customers and to attract new customers.

•	Extend Technology Leadership. We hold three United States patents, two European patents and one French patent, have more than 30 patent applications pending in the United States and other countries and have developed a proprietary software suite. We believe that our investment in technology developments will drive further expansion of our service and product offerings, greater efficiencies in the customer’s experience in designing and ordering printed products and improved efficiencies in our production of products and delivery of services.

•	Enhance Product Quality. By continuously striving to enhance the quality of our products and to manufacture products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and improve our cost efficiencies.

Our Corporate Information

VistaPrint Limited is incorporated under the laws of Bermuda. We maintain a registered office in Bermuda at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 295-2244. VistaPrint Corporation, the immediate predecessor to VistaPrint Limited, was incorporated in Delaware in January 2000 and was amalgamated with VistaPrint Limited on April 29, 2002. VistaPrint.com S.A., the predecessor to VistaPrint Corporation, was incorporated in France in 1995 and was merged into VistaPrint Corporation in January 2002. We have website, manufacturing, design, customer service, development and administrative operations in Bermuda, the United States, the Netherlands, Canada and Jamaica. We operate localized websites serving major markets worldwide, including in the United States (www.vistaprint.com), throughout Western Europe and in various other countries. The information on our websites is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

The Offering

Common shares offered by VistaPrint Limited	5,500,000 shares

Common shares offered by the selling shareholders	4,515,930 shares

Common shares to be outstanding after the offering	39,699,235

Use of proceeds

We expect to use the net proceeds of this offering for construction and expansion of printing facilities and other operations, possible acquisitions and investments, working capital, capital expenditures and general corporate purposes.

Nasdaq National Market symbol	VPRT

Risk factors	For a discussion of some of the factors you should consider before buying common shares, see “Risk Factors.”

The number of common shares to be outstanding after this offering is based on (a) 34,095,435 common shares outstanding as of June 30, 2005, including the assumed conversion of all outstanding preferred shares into 22,720,543 common shares and (b) an additional 103,800 common shares to be issued to certain selling shareholders in connection with this offering upon the exercise of share options.

The number of common shares to be outstanding after this offering excludes:

•	6,811,544 common shares issuable upon the exercise of outstanding share options as of June 30, 2005 with a weighted average exercise price of $7.23 per share, excepting the 103,800 common shares to be issued to certain selling shareholders in connection with this offering upon the exercise of share options;

•	an aggregate of 1,912,642 common shares reserved for issuance under our option plan as of June 30, 2005; and

•	90,000 additional common shares that were reserved for issuance under our non-employee directors’ share option plan in July 2005.

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase additional common shares from the selling shareholders in the offering; and

•	gives effect to the adoption of our amended and restated bye-laws upon the closing of the offering.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net income per common share has been calculated assuming the conversion of all outstanding convertible preferred shares into common shares.

	Year Ended June 30,
	2003	2004	2005
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$35,431	$58,784	$90,885

Cost of revenue	15,024	23,837	36,528
Technology and development expense	4,897	8,515	10,839
Marketing and selling expense	11,901	19,138	32,372
General and administrative expense	2,485	3,968	5,813
Loss on contract termination	—	—	21,000

Income (loss) from operations	1,124	3,326	(15,667)
Other income (expenses), net	96	47	(78)
Interest expense	—	83	390

Income (loss) from operations before income taxes	1,220	3,290	(16,135)
Income tax provision (benefit)	747	(150)	84

Net income (loss)	$473	$3,440	$(16,219)

Net income (loss) attributable to common shareholders:
Basic	$51	$384	$(21,032)
Diluted	$52	$414	$(21,032)
Basic net income (loss) per share	$0.00	$0.03	$(1.85)
Diluted net income (loss) per share	$0.00	$0.03	$(1.85)
Shares used in computing basic net income (loss) per share	11,609,068	11,014,842	11,358,575
Shares used in computing diluted net income (loss) per share	12,182,176	12,539,644	11,358,575

Pro forma net loss attributable to common shareholders:			$(16,219)
Basic net loss per share			$(0.49)
Diluted net loss per share			$(0.49)
Shares used in computing pro forma basic net loss per share			33,156,572
Shares used in computing pro forma diluted net loss per share			33,156,572

	Year Ended June 30,
	2003	2004	2005
	(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$(1,571)	$(13,374)	$(18,629)
Development of software and website	(2,570)	(3,523)	(1,908)
Depreciation and amortization	2,103	4,209	5,902

Cash flows from operating activities	3,993	9,169	(6,671)
Cash flows from investing activities	(4,478)	(18,080)	(20,537)
Cash flows from financing activities	406	25,802	33,534

The as adjusted balance sheet data as of June 30, 2005 gives effect to the conversion of all outstanding convertible preferred shares into common shares as of June 30, 2005, the issuance of 103,800 common shares upon the exercise of options to be sold by selling shareholders in the offering and the sale by us of 5,500,000 common shares offered by this prospectus at the initial public offering price of $12.00 per share, after deducting underwriting discounts and estimated offering expenses.

	As of June 30,		Pro Forma as of June 30, 2005	Pro Forma As Adjusted as of June 30, 2005
	2004	2005
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$20,060	$26,402	$26,402	$86,006
Property, plant and equipment, net	14,333	29,913	29,913	29,913
Working capital	12,620	13,987	13,987	73,591
Total assets	42,007	65,986	65,986	125,590
Accrued expenses and deferred revenue	6,155	11,125	11,125	11,125
Total long-term obligations, less current portion	5,816	15,696	15,696	15,696
Series A redeemable convertible preferred shares	13,430	13,556	—	—
Series B redeemable convertible preferred shares	30,505	57,880	—	—
Total shareholders’ equity (deficit)	(17,072)	(38,069)	33,367	92,971

RISK FACTORS

An investment in our common shares involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the value of our common shares to decline, which could cause you to lose all or part of your investment. When determining whether to buy our common shares, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

If we are unable to attract customers in a cost-effective manner, our business and results of operations could be harmed.

Our success depends on our ability to attract customers in a cost-effective manner. We rely on a variety of methods to draw visitors to our websites and promote our products, including purchased search results from online search engines, e-mail and direct mail. We pay providers of online services, search engines, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct customers to our websites. We promote our products and special offers through e-mail and direct mail, targeted to repeat and potential customers. In addition, we rely heavily upon word of mouth customer referrals. If we are unable to develop or maintain these means of reaching small businesses and consumers, the costs of attracting customers using these methods significantly increase, or we are unable to develop new cost-effective means to obtain customers, our ability to attract new customers would be harmed, traffic to our websites would be reduced and our business and results of operations would be harmed.

Purchasers of graphic design services and printed products may not choose to shop online, which would prevent us from acquiring new customers which are necessary to the success of our business.

The online market for graphic design and printed products is less developed than the online market for other business and consumer products. If this market does not gain widespread acceptance, our business may suffer. Our success will depend in part on our ability to attract customers who have historically purchased printed products and graphic design services through traditional printing operations and graphic design businesses or who have produced graphic design and printed products using self-service alternatives. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or price our services and products more competitively than we currently anticipate in order to attract additional online consumers to our websites and convert them into purchasing customers. Specific factors that could prevent prospective customers from purchasing from us include:

•	concerns about buying graphic design services and printed products without face-to-face interaction with sales personnel;

•	the inability to physically handle and examine product samples;

•	delivery time associated with Internet orders;

•	concerns about the security of online transactions and the privacy of personal information;

•	delayed shipments or shipments of incorrect or damaged products; and

•	inconvenience associated with returning or exchanging purchased items.

We may not succeed in promoting, strengthening and continuing to establish the VistaPrint brand, which would prevent us from acquiring new customers and increasing revenues.

Since our products are sold exclusively through our websites, the success of our business depends upon our ability to attract customers to our websites. Further, we must continue to attract new customers to our websites in order to increase business and grow our revenues. For this reason, a primary component of our business strategy is the continued promotion and strengthening of the VistaPrint brand. In addition to the challenges posed by establishing and promoting our brand among the many businesses that promote products on the Internet, we face significant competition in the graphic design and printing markets from printing suppliers who also seek to establish strong brands. If we are unable to successfully promote the VistaPrint brand, we may fail to substantially increase our revenues. Customer awareness of, and the perceived value of, our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. To promote our brand, we have incurred and will continue to incur substantial expense related to advertising and other marketing efforts.

A component of our brand promotion strategy is establishing a relationship of trust with our customers, which we believe can be achieved by providing a high-quality customer experience. In order to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in our website development and technology, graphic design operations, production operations, and customer service operations. We also redesign our websites from time to time to seek to attract customers to our websites. Our ability to provide a high-quality customer experience is also dependent, in large part, on external factors over which we may have little or no control, including the reliability and performance of our suppliers, third-party carriers and communication infrastructure providers. Our failure to provide customers with high-quality customer experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop VistaPrint as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships, and, as a result, substantially harm our business and results of operations.

We are currently dependent on our newly constructed Canadian facility for the production of printed products sold to North American customers and any significant interruption in the operations of this facility or any inability to increase capacity at this facility would have an adverse impact on our business.

While we historically have relied on an exclusive supply relationship with Mod-Pac Corporation to produce our printed products for the North American market, this exclusive supply arrangement terminated on August 30, 2005. In September 2004, we began construction of our own printing facility in Windsor, Ontario, Canada. In May 2005, we began shipping products from this facility and were manufacturing more than 90% of our North American production there by September 2005. The length of time we have been operating this Canadian facility is very limited. We are continuing to work to ensure that we can satisfy all of our North American production demand from our facilities, including at periods of peak demand, while maintaining the level of product quality and timeliness of delivery that customers require. If we are unable to meet demand from our own facilities, we would likely turn to our former supplier, Mod-Pac Corporation, or an alternative supplier to supplement our production capacity. However, Mod-Pac or an alternative supplier may not be able to meet our requirements on a timely basis or on commercially acceptable terms. For example, while Mod-Pac has agreed to use its best efforts to supply printed products to us through August 30, 2006 at specified terms upon receipt of an order from us, the pricing of products under this arrangement may not be commercially acceptable to us at the volume levels we may require. If we are unable to fulfill customer orders in a timely fashion at a high level of product quality through our Canadian facility and are unable to find a satisfactory supply replacement, our business and results of operations would be substantially harmed.

We have incurred, and will continue to incur in the near term, start-up, training and related costs in connection with the Canadian facility. We expect to suffer a decreased level of production efficiency during the start-up period. During this period, our cost of revenue as a percentage of revenue may increase above the level we have experienced in the recent past. A higher cost of revenue and other additional expenses would result in decreased profit margins or potentially a net loss for the period, and could have an adverse effect on our results of operations during this period.

The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. In addition, Kevin Keane owns 493,913 common shares of VistaPrint Limited. While we believe the arrangements between VistaPrint and Mod-Pac reflect arm’s length negotiations between the parties and have been approved by our board of directors, the familial relationship between our chief executive officer and Mod-Pac executives may constitute a conflict of interest. As a result, the interests of our chief executive officer may differ from the interests of our other shareholders.

We have incurred operating losses in the past and may not be able to sustain profitability in the future.

We experienced significant operating losses in each quarter from our original inception in 1995 through March 1998 and in each quarter from June 1999 through June 2001. As the result of a charge of $21.0 million related to the termination of our exclusive supply agreement with Mod-Pac, we experienced a significant loss in the quarter ended September 30, 2004, which caused a significant loss for the year ended June 30, 2005. If we are unable to produce our products and provide our services at commercially reasonable costs, if revenues decline or if our expenses otherwise exceed our expectations, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Changes in stock option accounting rules will have an adverse affect on our operating results.

We use options to acquire our common shares to attract, incentivize and retain our employees in a competitive marketplace. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” allows companies the choice of either using a fair value method of accounting for options that would result in expense recognition for all options granted, or using an intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, with a pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method. We have elected to apply APB 25 and accordingly we generally have not recognized any expense with respect to employee options to acquire our common shares as long as such options are granted at exercise prices equal to the fair value of our common shares on the date of grant.

In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123R, “Share-Based Payment”, or Statement 123(R). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. This cost will be measured based on the fair value of the equity instruments issued. Statement 123(R) became effective for us on July 1, 2005, which is the first day of our 2006 fiscal year. While we continue to evaluate the effect that the adoption of Statement 123(R) will have on our financial position and results of operations, we currently expect that our adoption of Statement 123(R) will adversely affect our operating results in future periods.

Our quarterly financial results may fluctuate which may lead to volatility in our share price.

Our future revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. Factors that could cause our quarterly operating results to fluctuate include:

•	demand for our services and products;

•	our ability to attract visitors to our websites and convert those visitors into customers;

•	our ability to retain customers and encourage repeat purchases;

•	business and consumer preferences for printed products and graphic design services;

•	our ability to manage our production and fulfillment operations;

•	currency fluctuations, which affect not only our revenues but also our costs;

•	the costs to produce our products and to provide our services;

•	our pricing and marketing strategies and those of our competitors;

•	improvements to the quality, cost and convenience of desktop printing;

•	costs of expanding or enhancing our technology or websites; and

•	a significant increase in credits, beyond our estimated allowances, for customers who are not satisfied with our products.

We base our operating expense budgets on expected revenue trends. A portion of our expenses, such as office leases and various personnel costs, are fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the factors cited above, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our common shares may fall.

The graphic design and printing markets are intensely competitive and we may be unsuccessful in competing against current and future competitors which could result in price reductions and/or decreased demand for our products.

The printing and graphic design industries are intensely competitive, with many existing and potential competitors, and we expect competition for online graphic design services and printed products to increase in the future. Competition may result in price pressure, reduced profit margins and loss of market share, any of which could substantially harm our business and results of operations. The graphic design and printed product markets traditionally are highly fragmented and geographically dispersed. The increased use of the Internet for online commerce and other technical advances have allowed traditional providers of graphic design services and printed products to improve the quality of their products and services, produce those products and deliver those services more efficiently and reach a broader purchasing public. Current and potential competitors include:

•	self-service desktop design and publishing using a combination of (1) software such as Microsoft Publisher, Microsoft Word and Broderbund PrintShop; (2) desktop printers or copiers and (3) specialty paper supplies;

•	traditional printing and graphic design companies;

•	providers of emerging technologies, such as websites, e-mail and electronic files, which may act as a substitute for printed materials;

•	office supplies and photocopy companies such as Office Depot, FedEx Kinko’s, OfficeMax and Staples;

•	wholesale printers such as Taylor Corporation and Business Cards Tomorrow International; and

•	other online printing and graphic design companies.

Many of our current and potential competitors have advantages over us, including longer operating histories, greater brand recognition, existing customer and supplier relationships, and significantly greater financial, marketing and other resources. Many of our competitors work together. For example, Taylor Corporation and Business Cards Tomorrow International sell printed products through office superstores such as OfficeMax, Staples and Office Depot.

Some of our competitors who either already have an online presence or are seeking to establish an online presence may be able to devote substantially more resources to website and systems development than we can. In addition, larger, more established and better capitalized entities may acquire, invest or partner with traditional and online competitors as use of the Internet and other online services increases. Competitors may also seek to develop new products, technologies or capabilities that could render many of the products, services and content we offer obsolete or less competitive, which could harm our business and results of operations.

Our failure to meet our customers’ price expectations would adversely affect our business and results of operations.

Demand for our products and services has been sensitive to price. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenues and net income. We offer free products and services as a means of attracting customers and we offer substantial pricing discounts as a means of encouraging repeat purchases. Such free offers and discounts may not result in an increase in revenues or the optimization of profits. In addition, many external factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, our business and results of operations would suffer.

We depend on search engines to attract a substantial portion of the customers who visit our websites, and losing these customers would adversely affect our business and results of operations.

Many customers access our websites by clicking through on search results displayed by search engines such as Google and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their websites. We rely on both algorithmic and purchased listings to attract and direct a substantial portion of the customers we serve. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, this could result in fewer customers clicking through to our websites, requiring us to resort to other costly resources to replace this traffic, which, in turn, could reduce our operating and net income or our revenues, harming our business. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenues could decline and our business may suffer. The cost of purchased search listing advertising is rapidly increasing as demand for these channels continues to grow quickly, and further increases could have negative effects on our profitability.

Various private ‘spam’ blacklisting or similar entities have in the past, and may in the future, interfere with the operation of our websites and our ability to conduct business.

We depend on e-mail to market to and communicate with our customers. Various private entities attempt to regulate the use of e-mail for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain e-mail solicitations that comply with current legal requirements as unsolicited bulk e-mails, or ‘spam’. Some of these entities maintain ‘blacklists’ of companies and individuals, and the websites, Internet service providers and Internet protocol addresses associated with those entities or individuals, that do not adhere to what the blacklisting entity believes are appropriate standards of conduct or practices for commercial e-mail solicitations. If a company’s Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

Some of our Internet protocol addresses currently are listed with one or more blacklisting entities despite our belief that our commercial e-mail solicitations comply with all applicable laws. In the future, our other Internet protocol addresses may also be listed with these blacklisting entities. We may not be successful in convincing the blacklisting entities to remove us from their lists. Although the blacklisting we have experienced in the past has not had a significant impact on our ability to operate our websites or to send commercial e-mail solicitations, it has, from time to time, interfered with our ability to send operational e-mails—such as password reminders, invoices and electronically delivered products—to customers and others. In addition, as a result of being blacklisted, we have had disputes with, or concerns raised by, various service providers who perform services for us, including co-location and hosting services, Internet service providers and electronic mail distribution services. There can be no guarantee that we will not continue to be blacklisted or that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our products and services, communicate with our customers and otherwise operate our websites, all of which could have a material negative impact on our business and results of operations.

Interruptions to our websites, information technology systems, production processes or customer service operations as a result of natural disasters, errors in our technology, capacity constraints, security breaches or other causes could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our websites, transaction processing systems, network infrastructure, printing production facilities and customer service operations are critical to our reputation, and our ability to attract and retain customers and to maintain adequate customer service levels. Any future interruptions that result in the unavailability of our websites, reduced order fulfillment performance or customer service operations could result in negative publicity, damage our reputation and brand and cause our business and results of operations to suffer. We may also experience temporary interruptions in our business operations for a variety of other reasons in the future, including human error, software errors, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and other events beyond our control. In particular, both Bermuda, where substantially all of the computer hardware necessary to operate our websites is located in a single facility, and Jamaica, the location of most of our customer service and design service operations, are subject to a high degree of hurricane risk and extreme weather conditions that could have a devastating impact on our facilities and operations.

Our technology, infrastructure and processes may contain undetected errors or design faults. These errors or design faults may cause our websites to fail and result in loss of, or delay in, market acceptance of our products and services. In the past, we have experienced delays in website releases and customer dissatisfaction during the period required to correct errors and design faults that caused us to lose revenue. In the future, we may encounter additional issues, such as scalability limitations, in current or future technology releases. A delay in the commercial release of any future version of our technology, infrastructure and processes could seriously harm our business. In addition, our systems could suffer computer viruses and similar disruptions, which could lead to loss of critical data or the unauthorized disclosure of confidential customer data.

Our business requires that we have adequate capacity in our computer systems to cope with the high volume of visits to our websites, particularly during promotional campaign periods. As our operations grow in size and scope, we will need to improve and upgrade our computer systems and network infrastructure to offer customers enhanced and new products, services, capacity, features and functionality. The expansion of our systems and infrastructure may require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

Any failure of our printing production equipment may prevent the production of orders and interfere with our ability to fulfill orders. As of September 2005, substantially all of our production operations were performed in two facilities: our Dutch printing facility serving European and Asia-Pacific markets and our Windsor, Ontario facility serving North American markets.

We do not presently have redundant systems in multiple locations or a formal disaster recovery plan. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and printing systems, and because many of the causes of system interruptions or interruptions of the production process may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. We do carry business interruption insurance to compensate us for losses that may occur in the event operations at facilities are interrupted, but these policies do not address all potential causes of business interruptions we may experience and any proceeds we may receive may not fully compensate us for all of the revenue we may lose.

The occurrence of any of the foregoing could substantially harm our business and results of operations.

Our customers create products that incorporate images, illustrations and fonts which we license from third parties, and any loss of the right to use these licensed materials would substantially harm our business and results of operations.

Many of the images, illustrations, and fonts incorporated in the designs and products we offer are the copyrighted property of other parties used by us under license agreements. If one or more of these licenses were to be terminated, the amount and variety of content available on our websites would be significantly reduced. In such event, we could experience delays in obtaining and introducing substitute materials and substitute materials might be available only under less favorable terms or at a higher cost.

If we are unable to develop, market and sell products and services beyond our existing target markets and develop new technology that attracts a new customer base, our results of operations may suffer.

We have developed technologies and services and implemented marketing strategies designed to attract small business owners and consumers to our websites and encourage them to purchase our products. While small business owners have been the source of our revenue growth and the basis for our expanding business, we believe we will need to address additional markets to further grow our business. To access new markets, including consumers outside the United States, we expect that we will need to develop, market and sell new products and additional services that address their graphic design and printing needs. We may not be able to expand our graphic design services or create new products and services, address any new markets or develop a broader customer base. Any failure to address additional market opportunities could harm our business, financial condition and results of operations.

The loss of key personnel or an inability to attract and retain additional personnel could affect our ability to successfully grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical, marketing and production personnel including, in particular, Robert S. Keane, our President and Chief Executive Officer, Paul Flanagan, our Chief Financial Officer, Janet Holian, our Chief Marketing Officer, and Alexander Schowtka, our Chief Operating Officer. None of Mr. Keane, Mr. Flanagan, Ms. Holian or Mr. Schowtka is a party to an employment agreement with VistaPrint, and therefore may cease their employment with us at any time with no advance notice. The loss of one or more of these key employees may significantly delay or prevent the achievement of our business objectives. Although we have generally been successful in our recruiting efforts, we face intense competition for qualified individuals from numerous technology, marketing, financial services, manufacturing and e-commerce companies. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could have an adverse effect on our ability to implement our business plan.

If we are unable to manage our growth and expand our operations successfully, our reputation would be damaged and our business and results of operations would be harmed.

We have rapidly grown to approximately 400 employees as of June 30, 2005, with website operations, offices, production facilities and customer support centers in Bermuda, the United States, the Netherlands, Jamaica and Canada. This brisk and substantial growth, combined with the geographical separation of our operations, has placed, and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, reporting systems and procedures in at least five countries.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide a high-quality customer experience could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

The United States government may substantially increase border controls and impose restrictions on cross-border commerce that may substantially harm our business.

For the fiscal year ended June 30, 2005, we derived 73% of our revenue from sales to customers made through our United States website. For the quarter ended June 30, 2005, we manufactured approximately 14% of product revenues shipped to North American customers at our Windsor, Ontario facility, and we expect that in future periods substantially all goods delivered to the United States will be manufactured at this facility. Restrictions on shipping goods into the United States from Canada pose a substantial risk to our business. Particularly since the terrorist attacks on September 11, 2001, the United States government has substantially increased border surveillance and controls. We have from time to time experienced significant delays in bringing our manufactured products into the United States as a result of these controls, which has in some instances resulted in delayed delivery of orders. If the United States were to impose further border controls and restrictions, impose quotas, tariffs or import duties, increase the documentation requirements applicable to cross border shipments or take other actions that have the effect of restricting the flow of goods from Canada to the United States, we may have greater difficulty shipping products into the United States or be foreclosed from doing so, experience shipping delays, or incur increased costs and expenses, all of which would substantially impair our ability to serve the United States market and harm our business and results of operations.

We have limited experience in managing operations in multiple countries and if we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

We have a limited history of managing non-United States operations. From March 2001 to January 2004, all of our business was conducted from our one facility located in the United States and from our website operations in Bermuda. Over the past two years, we expanded our business to include operations in five different countries. For example, we operate printing facilities in Venlo, the Netherlands and Windsor, Ontario, Canada, a customer support, sales and service, and graphic design center in Montego Bay, Jamaica, website operations in Devonshire, Bermuda and technology development, marketing, finance and administrative offices in Lexington, Massachusetts, United States. We have localized websites to serve many additional international markets. For the fiscal year ended June 30, 2005, we derived 27% of our revenue from our non-United States websites. We are subject to a number of risks and challenges that specifically relate to our international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. We also have limited experience in confronting and addressing the risks and challenges we face in operating in several countries. These risks and challenges include:

•	fluctuations in foreign currency exchange rates that may increase the United States dollar cost, or reduce United States dollar revenue, of our international operations;

•	difficulty managing operations in, and communications among, multiple locations and time zones;

•	local regulations that may restrict or impair our ability to conduct our business as planned;

•	protectionist laws and business practices that favor local producers and service providers;

•	failure to properly understand and develop graphic design content and product formats appropriate for local tastes;

•	restrictions imposed by local labor practices and laws on our business and operations; and

•	failure of local laws to provide a sufficient degree of protection against infringement of our intellectual property.

The development of our business to date has been attributable to organic growth and we may need to undertake acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders.

Our business and our customer base have been built through organic growth. A key component of our business strategy includes strengthening our competitive position and refining the customer experience on our websites. To execute our expansion strategy, we expect that we will selectively pursue acquisitions of businesses, technologies or services in order to expand our capabilities, enter new markets, or increase our market share. We do not have any experience making significant acquisitions. Integrating any newly acquired businesses, technologies or services is likely to be expensive and time consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. If we do complete any acquisitions, we may be unable to operate the acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities, technologies or services effectively, our business and results of operations will suffer. The time and expense associated with finding suitable and compatible businesses, technologies or services could also disrupt our ongoing business and divert our management’s attention. Future acquisitions by us could also result in large and immediate write-offs or assumptions of debt and contingent liabilities, any of which could substantially harm our business and results of operations. We have no current plans, agreements or commitments with respect to any acquisitions.

We may not be able to protect our intellectual property rights, which may impede our ability to build brand identity, cause confusion among our customers, damage our reputation and permit others to practice our patented technology, which could substantially harm our business and results of operations.

We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These protective measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our websites features and functionalities or to obtain and use information that we consider proprietary, such as the technology used to operate our websites and our production operations and our trademarks.

We currently hold three issued United States patents, two issued European patents and one issued French patent. We have 34 patent applications pending in the United States and we intend to pursue corresponding patent coverage in other countries to the extent we believe such coverage is justified, appropriate, and cost efficient. There can be no guarantee that any of our pending applications or continuation patent applications will be granted. In addition, there could be infringement, invalidity, co-inventorship or similar claims brought by third parties with respect to any of our currently issued patents or any patents that may be issued to us in the future. For example, administrative opposition proceedings asking the European Patent Office to reconsider the allowance of our newest European patent have recently been filed. Any such claims, whether or not successful, could be extremely costly, could damage our reputation and brand and substantially harm our business and results of operations.

Our primary brand is “VistaPrint.” We hold trademark registrations for the VistaPrint trademark in 15 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending. Our competitors or other entities may adopt names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. There are several companies that currently incorporate or may incorporate in the future “Vista” into their company, product or service names, such as Microsoft Corporation’s recently announced decision to name its next generation operating system “Microsoft Windows Vista.” There could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term VistaPrint or our other trademarks. Any claims or customer confusion related to our trademarks could damage our reputation and brand and substantially harm our business and results of operations.

If we become involved in intellectual property litigation or other proceedings related to a determination of rights, we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities.

A third party may sue us for infringing its intellectual property rights. In addition, a third party may claim that we have improperly obtained or used its confidential or proprietary information. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. For example, we have received a letter from attorneys representing Daniel Keane, the chief executive officer of Mod-Pac, our North American printing supplier, and the brother of Robert S. Keane, our chief executive officer, claiming an inventorship interest in our issued United States patent relating to printing aggregation. If Daniel Keane were to commence an action to assert this claim and were successful in establishing co-inventorship, he would be able to use, and license to others the right to use, this patent without paying any compensation to us. We have informed Daniel Keane that we believe he does not qualify as a co-inventor, but there can be no guarantee that he will not commence a formal action or that, if commenced, we will be successful in defending against such action. Similarly, Daniel Keane may claim inventorship in our other patents or pending applications relating to printing aggregation and may accordingly obtain an interest in these other patents and pending applications.

The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts from growing our business. Potential adversaries may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations or may prevent or delay our acquisition by a third party.

We have received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney’s fees. Additionally, if we are found to have willfully infringed a third parties’ patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies would be restricted by a court order.

Alternatively, we may be required to, or decide to, enter into a license with a third party. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively conduct certain of our business activities, which could limit our ability to generate revenues or maintain profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

We sell our products and services exclusively through our websites and our inability to acquire or maintain domain names for our websites could result in the loss of customers which would substantially harm our business and results of operations.

We sell our products and services exclusively through our websites. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and similar names with alternate url names, such as .net, .de and .co.uk. Domain names generally are regulated by Internet regulatory bodies. If we lose the ability to use a domain name in a particular country, we would be forced to either incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or elect not to sell products in that country. Either result could substantially harm our business and results of operations. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and subject to change. We might not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name VistaPrint in all of the countries in which we currently or intend to conduct business.

Our revenues may be negatively affected if we are required to charge sales or other taxes on purchases.

We do not collect or have imposed upon us sales or other taxes related to the products and services we sell, except for certain corporate level taxes and value added and similar taxes in certain jurisdictions. However, one or more jurisdictions or countries may seek to impose sales or other tax collection obligations on us in the future. A successful assertion by one or more governments, including any country in which we do business or sub-federal authorities such as states in the United States, that we should be collecting sales or other taxes on the sale of our products could result in substantial tax liabilities for past sales, discourage customers from purchasing products from us, decrease our ability to compete with traditional retailers or otherwise substantially harm our business and results of operations.

Currently, decisions of the United States Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities in the United States from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities could disagree with our interpretation of these decisions. Moreover, a number of states in the United States, as well as the United States Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales. A substantial amount of our business is derived from customers in the European Union, whose tax environment is also complex and subject to changes that would be adverse to our business.

Our business is dependent on the Internet, and unfavorable changes in government regulation of the Internet and e-commerce could substantially harm our business and results of operations.

Due to our dependence on the Internet for all of our sales, regulations and laws specifically governing the Internet and e-commerce may have a greater impact on our operations than other more traditional businesses. Existing and future laws and regulations, including the taxation of sales through the Internet, may impede the growth of e-commerce and our ability to compete with traditional graphic designers and printers, as well as desktop printing products. These regulations and laws may cover taxation, as well as restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and e-commerce as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. Those laws that do reference the Internet, such as the Bermuda Electronic Transactions Act 1999, the U.S. Digital Millennium Copyright Act and the U.S. CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. Those current and future laws and regulations or unfavorable resolution of these issues may substantially harm our business and results of operations.

If we were required to review the content that a customer incorporates into a product and interdict the shipment of products that violate copyright protections or other laws, our costs would significantly increase, which would harm our results of operations.

Because of our focus on automation and high volumes, our operations do not involve, for the vast majority of our sales, any human-based review of content. Although our websites’ terms of use specifically require customers to represent that they have the right and authority to reproduce a given content and that the content is in full compliance with all relevant laws and regulations, we do not have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a customer may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party, or that would be considered to be defamatory, hateful, racist, scandalous, obscene, or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that customer lives. There is, therefore, a risk that customers may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction. If we should become legally obligated in the future to perform manual screening and review for all orders destined for a jurisdiction, we will encounter increased production costs or may cease accepting orders for shipment to that jurisdiction which could substantially harm our business and results of operations.

We derive a portion of our revenues from offers made to customers by third parties who have had their business practices challenged in the past, and if the business practices of these third parties are challenged in the future, we would lose revenue and our reputation would be adversely affected.

For the fiscal year ended June 30, 2005, we derived less than 10% of our revenues from order referral fees paid to us by merchants for customer click-throughs and orders. In general, these third parties offer memberships in discount programs or similar promotions to customers who have purchased products from us and we receive a payment from the third party for every customer that accepts the promotion. Certain of these third parties have been the subject of consumer complaints and litigation alleging that their enrollment and billing practices violate various consumer protection laws or are otherwise deceptive. For example, various state attorneys general have brought consumer fraud lawsuits against certain of these parties asserting that the parties have not adequately disclosed the terms of their offers and have not obtained proper approval from consumers before billing the consumers’ bank account or credit card. Some consumers have brought individual or class action complaints alleging similar misconduct.

We have from time to time received complaints from customers regarding these programs. Claims or actions that may be brought against us in the future related to these relationships could result in our being obligated to pay substantial damages or incurring substantial legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships, which would have an adverse affect on our results of operations. Even if we were successful in defending against these claims, such a defense may result in distraction of management. In addition, customer dissatisfaction or a termination of these relationships could have a negative impact on our brand, revenues and profitability.

Our practice of offering free products and services could be subject to additional judicial or regulatory challenge which, if successful, would hinder our ability to attract customers and generate revenue.

We regularly offer free products as an inducement for customers to try our products. Although we believe that we conspicuously and clearly communicate all details and conditions of these offers—for example, that customers are required to pay shipping, handling and/or processing charges to take advantage of the free product offer—we have in the past, and may in the future, be subject to claims from individuals or governmental regulators that our free offers are misleading or do not comply with applicable legislation. For example, one of our subsidiaries and our predecessor corporation were named as defendants in a class action lawsuit alleging that the shipping and handling fees we charged in connection with our free business card offer violates sections of the California Business and Professions Code that limit the amount that may be charged for shipping and handling in connection with a prize or gift. In addition, customers have filed complaints with governmental or standards bodies claiming that they were misled by the terms of our free offers. Our free product offers could be subject to challenge in other jurisdictions in the future. If we are subject to further actions in the future, or if we are compelled or determine to curtail or eliminate our use of free offers as the result of any such actions, our business prospects and results of operations could be materially harmed.

Our failure to protect confidential information of our customers and our network against security breaches and to address risks associated with credit card fraud could damage our reputation and brand and substantially harm our business and results of operations.

A significant prerequisite to online commerce and communications is the secure transmission of confidential information over public networks. Our failure to prevent security breaches could damage our reputation and brand and substantially harm our business and results of operations. Currently, a majority of our sales are billed to our customers’ credit card accounts directly. We retain our customers’ credit card information for a limited time following a purchase of products for the purpose of issuing refunds. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any such compromise of our security could damage our reputation and brand and expose us to a risk of loss or litigation and possible liability which would substantially harm our business and results of operations. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.

In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we continue to face the risk of significant losses from this type of fraud. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Corporate Structure

Non-Bermuda tax authorities may tax some or all of VistaPrint Limited’s income, which would increase our effective tax rate and adversely affect our earnings.

VistaPrint Limited is organized in Bermuda and conducts business through operations within Bermuda. Bermuda does not currently impose income taxes on our operations. Management services are provided to VistaPrint Limited by employees of our United States subsidiary, who are all based in the United States. We have endeavored to structure our business so that all of our non-Bermuda operations are carried out by our local subsidiaries and VistaPrint Limited’s business income is, in general, not subject to tax in these non-Bermuda jurisdictions, such as the United States, Canada, or the Netherlands. VistaPrint Limited has filed tax returns on the basis that it is not engaged in business in these non-Bermuda jurisdictions. Many countries’ tax laws, including but not limited to United States tax law, do not clearly define activities that constitute being engaged in a business in that country. The tax authorities in these countries could contend that some or all of VistaPrint Limited’s income should be subject to income or other tax or subject to withholding tax. If VistaPrint Limited’s income is taxed in jurisdictions other than Bermuda, such taxes will increase our effective tax rate and adversely affect our results of operations.

United States corporations are subject to United States federal income tax on the basis of their worldwide income. Foreign corporations generally are subject to United States federal income tax only on income that has a sufficient nexus to the United States. On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, foreign corporations meeting certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a foreign corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA apply to VistaPrint Limited, but there can be no assurance that the Internal Revenue Service will not challenge this position or that a court will not sustain any such challenge. In addition, the United States congressional Joint Committee on Taxation has proposed additional rules that, if enacted, would treat a foreign corporation as a United States resident for United States federal income tax purposes if its primary place of management and control is located in the United States. A successful challenge by the Internal Revenue Service under the AJCA rules or the enactment of the additional rules proposed by the Joint Committee on Taxation could result in VistaPrint Limited being subject to tax in the United States on its worldwide income, which would increase our effective rate of tax and adversely affect our earnings.

Regardless of the application of AJCA to VistaPrint Limited, the Internal Revenue Service could assert that an insufficient amount of tax was paid to the United States federal government in connection with the formation of VistaPrint Limited, such that additional federal income tax is due currently, and potentially on an ongoing basis for years subsequent to the formation. A successful assertion of this position by the Internal Revenue Service could result in an overall tax rate substantially higher than the rate reflected in our financial statements.

Our intercompany arrangements may be challenged, resulting in higher taxes or penalties and an adverse effect on our earnings.

We operate pursuant to written service and related agreements, which we also refer to as transfer pricing agreements, among VistaPrint Limited and its subsidiaries. These agreements establish transfer prices for printing, marketing, management, technology development and other services performed for VistaPrint Limited. Transfer prices are prices that one company in a group of related companies charges to another member of the group for goods, services or the use of property.

If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. With the exception of our Dutch operations, our transfer pricing procedures are not binding on applicable tax authorities and no official authority in any other country has made a determination as to whether or not we are operating in compliance with its transfer pricing laws. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. A reallocation of income from a lower tax jurisdiction to a higher tax jurisdiction would result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. Changes in laws and regulations may require us to change our transfer pricings or operating procedures. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess penalties, it would result in a higher tax liability to us, which would adversely affect our earnings.

We will pay taxes even if we are not profitable on a consolidated basis which would cause increased losses and further harm to our results of operations.

The intercompany service and related agreements among VistaPrint Limited and our direct and indirect subsidiaries in general guarantee that the subsidiaries realize profits. As a result, even if the VistaPrint group is not profitable on a consolidated basis, the majority of our subsidiaries will be profitable and incur income taxes in their respective jurisdictions. If we are unprofitable on a consolidated basis, as has been the case in the past, this structure will increase our consolidated losses and further harm our results of operations.

We may be treated as a passive foreign investment company for United States tax purposes, which may subject United States shareholders to adverse tax consequences.

If our passive income, or our assets that produce passive income, exceed levels provided by law for any taxable year, we may be characterized as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. If we are treated as a PFIC, U.S. holders of our common shares would be subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive and the gain, if any, they derive from the sale or other disposition of their common shares. Under the PFIC rules, unless U.S. holders make an election available under the Internal Revenue Code of 1986, as amended, such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.

We believe that we were not a PFIC in the tax year ended June 30, 2005 and we expect that we will not become a PFIC in the foreseeable future. However, whether we are treated as a passive foreign investment company depends on questions of fact as to our assets and revenues that can only be determined at the end of each tax year. Accordingly, we cannot be certain that we will not be treated as a passive foreign investment company for our current tax year or for any subsequent year.

If a United States shareholder acquires 10% or more of our common shares, it may be subject to increased United States taxation under the “controlled foreign corporation” rules.

Each “10% U.S. Shareholder” of a foreign corporation that is a “controlled foreign corporation,” or CFC, for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A foreign corporation is considered a CFC if one or more 10% U.S. Shareholders together own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation or more than 50% of the total value of all stock of the corporation on any day during the taxable year of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Internal Revenue Code, that owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned includes shares owned directly or indirectly through foreign entities and shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor. For taxable years in which we are a CFC for an uninterrupted period of 30 days or more, each of our 10% U.S. Shareholders will be required to include in its gross income for United States federal income tax purposes its pro rata share of our subpart F income, even if the subpart F income is not distributed to enable such taxpayer to satisfy this tax liability. Based upon our existing share ownership, we do not believe we are a CFC.

We are incorporated under the laws of Bermuda, and the majority of our assets are located outside the United States, which may make it difficult for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are incorporated under the laws of Bermuda, and over 80% of our assets are located outside of the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. In addition, our bye-laws provide that in the event any governmental authority imposes any liability upon us in respect of any shares registered in our share register, dividends, bonuses or other monies paid to a shareholder or in other circumstances, including liabilities resulting from the death of the shareholder, failure by the shareholder to pay any taxes or failure to pay estate duties, the shareholder will fully indemnify us from all liability arising in connection therewith.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Directors and officers may owe duties to a company’s creditors in cases of impending insolvency. Directors and officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any material contract or proposed material contract with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director or officer may be liable jointly and severally with other directors or officers if it is shown that the director or officer knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director or officer will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director or officer for the matter in question, in light of the nature of the conduct of the director or officer and the extent of the causal relationship between his conduct and the loss suffered.

Our bye-laws provide that we will indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud, against us or any of our officers or directors.

Anti-takeover provisions in our charter documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	a classified board of directors;

•	the ability of our board of directors to issue undesignated shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	limitations on the removal of directors; and

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings.

In addition, the foregoing factors may prevent or delay our acquisition by a third party, even though such transaction may be in the best interests of our shareholders.

Risks Related to This Offering

Purchasers in this offering will suffer immediate dilution.

If you purchase common shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This effect is known as dilution. Based upon the pro forma net tangible book value of our common shares at June 30, 2005, your shares will have less book value per share than the price you paid in the offering. If previously granted options are exercised, additional dilution will occur. As of June 30, 2005, options to purchase 6,811,544 common shares at an average exercise price of $7.23 per share were outstanding. If we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment.

No public market for our common shares currently exists and an active trading market may not develop or be sustained to provide adequate liquidity to purchasers in this offering.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. The initial public offering price for our common shares has been determined through negotiations with underwriters and may not bear any relationship to the market price at which the common shares will trade after this offering.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common shares, the price of our common shares could decline.

The price of our common shares could decline if there are substantial sales of our common shares and if there is a large number of our common shares available for sale. After this offering, we will have 39,699,235 outstanding common shares based on the number of shares outstanding as of June 30, 2005, assuming conversion of our preferred shares and giving effect to the issuance of 103,800 common shares upon the exercise of options in connection with this offering. This includes the 5,500,000 shares that we are selling and the 4,515,930 shares the selling shareholders are selling in this offering, which may be resold in the public market immediately. The remaining 29,683,305 shares, or approximately 75% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of shares and % of total outstanding	Date available for sale into public market
192,050 shares, or 0.5%	Immediately after this offering.
29,491,255 shares, or 74.3%	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their shares at any time.

After this offering, the holders of an aggregate of 27,604,013 common shares as of June 30, 2005, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register the issuance of all common shares that we have issued and may issue under our employee option and purchase plans. Once we register the issuance of these shares, they can be freely sold in the public market upon issuance, subject to certain lock-up agreements.

Due to these factors, sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares.

Insiders will continue to have substantial control over VistaPrint after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and principal shareholders, together with their affiliates, will beneficially own, in the aggregate, approximately 51% of our outstanding common shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, amalgamation, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, even though such transactions may be in the best interests of other shareholders, this concentration of ownership may harm the market price of our common shares by:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, amalgamation, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including funding expansion of our facilities, possible acquisitions and working capital purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, in addition to historical information, forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other similar words and expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

•	our ability to attract and retain customers;

•	our financial performance;

•	our development activities;

•	the advantages of our technology as compared to that of others;

•	our ability to establish and maintain intellectual property rights;

•	our ability to retain and hire necessary employees and appropriately staff our operations;

•	our spending of the proceeds from this offering; and

•	our cash needs.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include our financial performance, our ability to attract and retain customers, our development activities and those factors we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. These risk factors are not exhaustive and other sections of this prospectus may include additional factors which could adversely impact our business and financial performance.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 5,500,000 common shares in this offering will be approximately $59.5 million, based on the initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. At the initial public offering price of $12.00 per share, the selling shareholders will receive $50.4 million from their sale of our common shares in this offering, after deducting the underwriting discount. If the underwriters exercise their option to purchase additional shares, we estimate that the selling shareholders will receive an additional $16.8 million in net proceeds.

We intend to use the net proceeds of this offering to fund:

•	construction and expansion of our printing facilities and other operations;

•	possible acquisitions and investments; and

•	working capital, capital expenditures and other general corporate purposes.

We anticipate that approximately $5,000,000 of the net proceeds will be used for the construction and expansion of printing facilities and operations. The remaining proceeds may be used for acquisitions and investments and to fund working capital and related purposes.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

Management will retain broad discretion in the allocation and use of the net proceeds of this offering. Factors that may impact the allocation of the proceeds set forth herein include the nature, size and type of acquisitions that we may pursue or a more rapid expansion of our operations than we currently plan. For example, if we were to expand our operations more rapidly than our current plans, a greater portion of the proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds would be used for that purpose. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and United States government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common shares in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all of our outstanding convertible preferred shares upon the closing of this offering into an aggregate of 22,720,543 common shares; and

•	on a pro forma as adjusted basis to (1) reflect the conversion of all outstanding convertible preferred shares upon the closing of this offering into 22,720,543 common shares, (2) give effect to the issuance and sale of 5,500,000 common shares in this offering at the initial public offering price of $12.00 per share and (3) reflect the issuance of 103,800 common shares upon the exercise of options to be sold by certain selling shareholders in connection with this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share and per share data)

Cash and cash equivalents:	$26,402	$26,402	$86,006

Current portion of long-term debt	$1,281	$1,281	$1,281

Long-term debt	15,696	15,696	15,696

Redeemable convertible preferred shares:
Series A redeemable convertible preferred shares (aggregate liquidation preference $14,080), par value $0.001 per share, 11,000,000 shares authorized, 9,845,849 shares issued and outstanding actual, no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	13,556	—	—
Series B redeemable convertible preferred shares (aggregate liquidation preference $52,915), par value $0.001 per share, 13,008,515 shares authorized, 12,874,694 shares issued and outstanding actual, no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	57,880	—	—
Shareholders’ equity (deficit):
Undesignated shares, par value $0.001 per share; no shares authorized, issued and outstanding, actual and pro forma, 500,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—	—
Common Shares, $0.001 par value per share; 39,289,197 shares authorized, 11,374,892 shares issued and outstanding, actual; 39,289,197 shares authorized, 34,095,435 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 39,699,235 shares issued and outstanding, pro forma as adjusted	11	34	40
Additional paid-in capital	2,679	74,092	133,690
Deferred share compensation	—	—	—
Accumulated other comprehensive income	258	258	258
Accumulated deficit	(41,017)	(41,017)	(41,017)

Total shareholders’ equity (deficit)	(38,069)	33,367	92,971

Total capitalization	$50,344	$50,344	$109,948

DILUTION

The net tangible book value of our common shares as of June 30, 2005 was approximately $31.7 million, or $0.93 per common share, after giving effect to the conversion of all outstanding convertible preferred shares upon the closing of this offering. Pro forma net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of common shares outstanding after giving effect to the conversion of all outstanding convertible preferred shares.

After giving effect to the issuance and sale of the 5,500,000 common shares offered in this offering, at the initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value as of June 30, 2005 would have been $91.3 million, or $2.30 per share. This represents an immediate increase in net tangible book value to existing shareholders of $1.37 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common shares in this offering will suffer an immediate dilution of their investment of $9.70 per share. The following table illustrates this per share dilution to the new investors purchasing common shares in this offering:

Initial public offering price per share		$12.00
Pro forma net tangible book value per share as of June 30, 2005	$0.93
Increase per share attributable to sale of common shares in this offering	1.37

As adjusted net tangible book value per share after this offering		2.30

Dilution per share to new investors in this offering		$9.70

The table above assumes no exercise of options to purchase common shares outstanding as of June 30, 2005, except for the exercise of options to purchase 103,800 common shares being sold by certain selling shareholders in this offering. At June 30, 2005, there were 6,811,544 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $7.23 per share. In addition, the table above excludes 1,912,642 common shares reserved for future issuance under our option plan at June 30, 2005 and 90,000 common shares that have been reserved for issuance under our non-employee directors’ share option plan in July 2005.

The following table summarizes, on an as adjusted basis as of June 30, 2005, giving effect to the conversion of all outstanding convertible preferred shares into common shares, the differences between the number of common shares purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing common shares in this offering. The calculation below is based on the initial public offering price of $12.00 per share before deduction of underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	34,095,435	82.3%	$68,405,121	49.4%	$2.01
Option holders (1)	1,810,000	4.4	4,141,500	3.0	2.29
New investors	5,500,000	13.3	66,000,000	47.6	12.00

Total	41,405,435	100%	$138,546,621	100%

(1)	Consists of 1,810,000 options granted to our officers, directors and affiliated persons with an exercise price less than the initial public offering price of $12.00 per share, of which options to purchase 103,800 common shares are being exercised by certain selling shareholders and sold in connection with this offering. Excludes 1,750,000 options granted to officers, directors and affiliated persons that have an exercise price greater than the initial public offering price of $12.00 per share. In addition, the table above excludes 3,251,544 common shares issuable upon exercise of outstanding options granted to persons other than directors, officers or affiliated persons at a weighted average exercise price of $7.24 per share and 1,912,642 common shares reserved for future issuance under our option plan at June 30, 2005 and 90,000 shares reserved for issuance under our non-employee directors’ share option plan in July 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, notes thereto and other financial information included in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and notes thereto included in this prospectus.

We derived the selected consolidated financial data for fiscal years ended June 30, 2003, 2004, 2005 and as of June 30, 2004 and 2005 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected consolidated financial data for the fiscal years ended June 30, 2001 and 2002 and as of June 30, 2001, 2002 and 2003 from our audited consolidated financial statements which are not included in this prospectus. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted and pro forma basic and diluted net loss/income per common share.

Pro forma basic and diluted net loss/income per common share have been calculated assuming the conversion of all outstanding convertible preferred shares upon the closing of this offering into 22,720,543 common shares.

	Years Ended June 30,
	2001	2002	2003	2004	2005
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$6,120	$16,851	$35,431	$58,784	$90,885
Cost of revenue	3,774	7,804	15,024	23,837	36,528

Technology and development expense	2,191	2,209	4,897	8,515	10,839
Marketing and selling expense	3,477	5,355	11,901	19,138	32,372
General and administrative expense	4,003	1,392	2,485	3,968	5,813
Loss on contract termination	—	—	—	—	21,000

Income (loss) from operations	(7,325)	91	1,124	3,326	(15,667)
Loss on disposal of business	(2,281)	—	—	—	—
Other income (expenses), net	(2,434)	19	96	47	(78)
Interest expense				83	390

Income (loss) from operations before income taxes	(12,040)	110	1,220	3,290	(16,135)
Income tax provision (benefit)	—	—	747	(150)	84

Net income (loss)	$(12,040)	$110	$473	$3,440	$(16,219)

Net income (loss) attributable to common shareholders:
Basic	$(12,091)	$(177)	$51	$384	$(21,032)
Diluted	$(12,091)	$(177)	$52	$414	$(21,032)
Basic net income (loss) per share	$(1.14)	$(0.02)	$0.00	$0.03	$(1.85)
Diluted net income (loss) per share	$(1.14)	$(0.02)	$0.00	$0.03	$(1.85)
Shares used in computing basic net income (loss) attributable to common shareholders per share	10,616,099	10,825,388	11,609,068	11,014,842	11,358,575
Shares used in computing diluted net income (loss) attributable to common shareholders per share	10,616,099	10,825,388	12,182,176	12,539,644	11,358,575
Pro forma net loss attributable to common shareholders:					$(16,219)
Basic net loss per share					$(0.49)
Diluted net loss per share					$(0.49)
Shares used in computing pro forma basic net loss per share					33,156,572
Shares used in computing pro forma diluted net loss per share					33,156,572

	Year Ended June 30,
	2001	2002	2003	2004	2005
	(In thousands)
Consolidated Statements of Cash Flows Data:
Capital expenditures	$(165)	$(820)	$(1,571)	$(13,374)	$(18,629)
Development of software and website	(1,150)	(1,178)	(2,570)	(3,523)	(1,908)
Depreciation and amortization	836	1,422	2,103	4,209	5,902

Cash flows from operating activities	(5,292)	2,269	3,993	9,169	(6,671)
Cash flows from investing activities	(1,314)	(2,197)	(4,478)	(18,080)	(20,537)
Cash flows from financing activities	8,437	16	406	25,802	33,534

The as adjusted balance sheet data as of June 30, 2005 gives effect to the conversion of all outstanding convertible preferred shares into common shares as of June 30, 2005, the issuance of 103,800 common shares upon the exercise of options to be sold by selling shareholders in the offering and the sale by us of 5,500,000 common shares offered by this prospectus at the initial public offering price of $12.00 per share, after deducting underwriting discounts and estimated offering expenses.

	As of June 30,					Pro Forma as of June 30, 2005	Pro Forma As Adjusted as of June 30, 2005

	2001	2002	2003	2004	2005
	(In thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,083	$3,228	$3,149	$20,060	$26,402	$26,402	$86,006
Property, plant and equipment, net	403	934	1,891	14,333	29,913	29,913	29,913
Working capital	537	(227)	(2,427)	12,620	13,987	13,987	73,591
Total assets	4,854	6,380	9,610	42,007	65,986	65,986	125,590
Accrued expenses and deferred revenue	687	1,093	2,877	6,155	11,125	11,125	11,125
Total long-term obligations, less current portion	21	250	125	5,816	15,696	15,696	15,696
Series A redeemable convertible preferred shares	11,781	14,181	14,557	13,430	13,556	—	—
Series B redeemable convertible preferred shares	—	—	—	30,505	57,880	—	—
Total shareholders’ equity (deficit)	(11,764)	(11,861)	(11,280)	(17,072)	(38,069)	33,367	92,971

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We originally commenced operations in France in January 1995. In early 2000, we relocated the majority of our operations into the United States, conducting business through a Delaware corporation. In May 2000, we launched the VistaPrint.com website to target the United States small business market. On April 29, 2002, the Delaware corporation was amalgamated with the newly formed VistaPrint Limited, a Bermuda company. Our total revenues for our fiscal year ending June 30, 2005 were $90.9 million. We have been profitable on an annual basis for our fiscal years ending June 30, 2002, 2003 and 2004 and we incurred a net loss of $16.2 million for the fiscal year ended June 30, 2005. This net loss includes a $21.0 million charge due to a contract termination agreement with our North American print supplier, Mod-Pac Corporation, which is more fully described below.

We maintain a registered office in Hamilton, Bermuda and our websites are hosted in secure co-location facilities in Devonshire, Bermuda. We own and operate state of the art printing facilities in Windsor, Ontario, Canada and in Venlo, the Netherlands, and we operate a customer design, sales and service center in Montego Bay, Jamaica. Our technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States.

Revenue.    We generate revenues primarily from the printing and shipment of customized printed products. Revenue is recorded net of a reserve for estimated refunds. Customers place orders via our websites and pay primarily using credit cards. In addition, we receive payment for some orders through direct bank debit, wire transfers and other payment methods. We typically receive payment within two business days after a customer places an order. We also generate revenue from order referral fees paid to us by merchants for customer click-throughs and orders that are placed on the merchant websites. For the fiscal year ended June 30, 2005, we generated less than 10% of our revenues from these order referral fees. An increasing portion of our revenues are derived from repeat purchases from our existing customers. This recurring component of our revenue has grown to 57% of revenue for the fiscal year ended June 30, 2005 as compared to 51% of revenue for the fiscal year ended June 30, 2004. To understand our revenue trends, we monitor several key metrics including:

•	Website sessions. A session is measured each time a computer user visits a VistaPrint website from their Internet browser. We measure this data to understand the volume and source of traffic to our websites. Typically, we use various advertising campaigns to increase the number and quality of shoppers entering our websites. The number of website sessions varies from month to month depending on variables such as product campaigns and advertising channels used.

•	Conversion rates. The conversion rate is the number of customer orders divided by the total number of sessions during a specific period of time. Typically, we strive to increase conversion rates of customers entering our websites in order to increase the number of customer orders generated. Conversion rates have fluctuated in the past and we anticipate that they will fluctuate in the future due to, among other factors, the type of advertising campaigns and marketing channels used.

•	Average order value. Average order value is total revenue for a given period of time divided by the total number of customer orders recorded during that same period of time. We seek to increase average order value as a means of increasing total revenue. Average order values have fluctuated in the past and we anticipate that they will fluctuate in the future depending upon the type of products promoted during a period and promotional discounts offered. For example, seasonal product offerings, such as holiday cards, can cause changes in average order values.

We believe the analysis of these metrics provides us with important information on customer buying behavior, advertising campaign effectiveness and the resulting impact on overall revenue trends and company profitability. While we continually seek and test ways to increase revenues, we also attempt to increase the number of customer acquisitions and to grow profits. As a result, fluctuations in these metrics are not unusual. Because changes in any one of these metrics may be offset by changes in another metric, no single factor is determinative of our revenue and profitability trends and we assess them together to understand their overall impact on revenue and profitability.

Cost of Revenue.    Cost of revenue consists of the purchase price of printed products sold by us, shipping charges, payroll and related expenses for printing personnel, materials, supplies, depreciation of equipment used in the printing process and other miscellaneous related costs.

We believe that the vertical integration of our manufacturing operations is a key strategic differentiator for our business model. In January 2004, we opened our European production facility in Venlo, the Netherlands and in April 2005, we opened a second production facility in Windsor, Ontario, Canada. Prior to February 2004, we purchased all of our printed products from our third party print provider, Mod-Pac Corporation, under a ten year exclusive supply agreement. The supply agreement provided that Mod-Pac would serve as our exclusive print supplier for all orders shipped to North America with pricing based on Mod-Pac’s costs plus a fixed percentage markup. The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. In addition, Kevin Keane owns 493,913 common shares of VistaPrint Limited.

On July 2, 2004, we entered into a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements with Mod-Pac as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which became effective August 30, 2004. Under the new supply agreement, Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. The cost of printing and fulfillment services in effect prior to the termination agreement reflected Mod-Pac’s actual costs plus 33%. The cost of these services under the new supply agreement was based on a fixed price per product. This fixed pricing methodology effectively reduced the price we paid per product to costs of production plus 25%. We further amended the new supply agreement in April 2005 to permit us to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped. The new supply agreement expired on August 30, 2005; however, we and Mod-Pac have agreed to fixed prices on any purchase orders that we may place with Mod-Pac during the period from August 31, 2005 to August 30, 2006. We have no minimum purchase commitments during this period.

In September 2004, we began construction of our new printing facility in Windsor, Ontario, Canada. In May 2005, this printing facility began printing and shipping products to North American customers. We increased the volume of orders being produced at our Canadian facility in each subsequent month while the volume of orders produced at Mod-Pac decreased. As of September 2005, we were producing more than 90% of our North American orders at our Canadian facility. During the transition to our Canadian facility, we incurred duplicate costs of labor and overhead, resulting in increased cost of revenue as a percentage of revenue and decreased profit margins. In addition, we expect to continue to incur in the near term start-up, training and related costs at this facility. As a result, during this start-up period our cost of revenue as a percentage of revenue may be higher than the level we have experienced in the recent past.

In February 2004, our facility in Venlo, the Netherlands began printing products for markets outside of North America. By September 2004, the facility was printing substantially all products shipped to markets outside of North America.

Technology and development expense.    Technology and development expense consists primarily of payroll and related expenses for software development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. These expenses also include amortization of purchase costs related to content images used in our graphic design software. Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software’s useful life, which is estimated to be two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Costs associated with the acquisition of content images used in our graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Marketing and selling expense.    Marketing and selling expense consists of advertising and promotional costs as well as wages and related payroll benefits for our employees engaged in sales, marketing and public relations activities. Advertising costs consist of various online and print media, such as the purchase of key word search terms, e-mail and direct mail promotions and various strategic alliances. Our advertising efforts target the acquisition of new customers and repeat orders from existing customers. Advertising costs are generally expensed as incurred. Marketing and selling expense also includes the salaries and related payroll benefits, overhead, and outside services related to our customer design sales and services support center operations. This customer support center provides phone support to customers on various topics such as order status, the use of our website graphic design studio, and free real-time design assistance. Marketing and selling expense also includes third party payment processor and credit card fees.

General and administrative expense.    General and administrative expense consists of general corporate costs, including salary and related payroll benefit expenses of employees involved in finance, accounting, human resources and general executive management. We expect that after this offering, we will incur additional legal and accounting costs in order to comply with regulatory reporting requirements, as well as additional costs associated with being a public company, such as investor relations and higher insurance premiums.

Loss on contract termination.    On July 2, 2004, we signed a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which became operative August 30, 2004. Under the new supply agreement, Mod-Pac’s exclusive supply rights for products shipped in North America expired on August 30, 2005 as described above. As a result of the termination agreement and the payment we made to Mod-Pac, we recorded a loss from the termination of the existing supply agreements of $21.0 million. We deferred $1.0 million of the total termination fee of $22.0 million, representing the effective reduction of the mark-up on costs of purchased products from 33% to 25% estimated to be purchased over the contract period. This deferred amount was recorded as a prepaid asset on our consolidated balance sheet and was amortized to cost of revenue over the twelve month term of the new supply agreement.

Other income (expenses), net.    Other income (expenses), net primarily consists of interest income earned on cash balances and gains and losses from foreign currency transactions.

Interest expense.    Interest expense consists of interest paid to financial institutions on outstanding balances on our credit facilities.

Income taxes.    VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income, which results in a zero tax liability for our profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica and the United States. VistaPrint Limited has entered into service and related agreements, which we also refer to as transfer pricing agreements, with each of these operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up on these costs. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. The Netherlands, Canadian and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of our consolidated results of operations, these subsidiaries will each pay taxes in its respective jurisdiction.

In the case of the transfer price agreement between VistaPrint Limited and its subsidiary in the Netherlands, we obtained an advanced tax ruling from the Dutch tax authority which expressly approved the transfer price methodology and pricing that will be in effect until January 2010. We believe that our transfer pricing is in accordance with applicable statutory regulations in other jurisdictions. However, transfer pricing regulations are complex and determining appropriate transfer pricing policies depends upon various estimates and assumptions as to the fair value of various intercompany transactions. If our transfer pricing were to be successfully challenged, we could be required to reallocate our income and to record a higher income tax expense and liability.

At June 30, 2005, our United States subsidiary had United States federal net operating loss carryforwards of approximately $2.2 million that expire on dates up to and through the year 2021. This subsidiary also has state net operating loss carryforwards of approximately $2.2 million that will expire in 2006. Our United States subsidiary generated these net operating losses prior to the execution of the transfer pricing agreement between VistaPrint Limited and the United States subsidiary. Our ability to utilize these operating loss carryfowards to reduce taxable income in future periods may be affected by various United States Internal Revenue Code regulations.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. To apply these principles, we must make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In many instances, we reasonably could have used different accounting estimates and, in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition.    We generate revenues primarily from the printing and shipping of customized printed products, such as business cards, postcards, brochures, magnets, presentation folders and folded greeting cards. We recognize revenue arising from sales of printed goods when it is realized or realizable and earned. We consider revenue realized or realizable and earned when there is persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the sales price is fixed or determinable and collection is reasonably assured. We also generate revenue from order referral fees paid to us by merchants for customer click-throughs to merchant websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that there is persuasive evidence of an arrangement, the fee is fixed or determinable, we have no significant remaining obligations and collection is reasonably assured. Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue. A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Inventories.    Our inventories consist primarily of raw materials, and are stated at the lower of first-in, first-out cost or market. Raw materials consist of various types of paper stock, printing plates and packing boxes. Management believes that these materials are commodity products that are not susceptible to obsolescence. In addition, the company manages its supply chain to maintain a just-in-time inventory process to minimize the levels of inventory on hand.

Software and Website Development Costs.    We capitalize eligible costs associated with software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF 00-2, “Accounting for Website Development Costs.” We capitalize the payroll and payroll-related costs of employees who devote time to the development of internal-use computer software. We amortize these costs on a straight-line basis over the estimated two year useful life of the software. Our judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value and impairment of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Income Taxes.    We make estimates and judgments in determining our income tax expense, and in the calculation of our tax assets and liabilities. Our corporate tax rate is a combination of the tax rates of the jurisdictions where we conduct business. VistaPrint Limited is a Bermuda based company. Bermuda does not currently impose any tax computed on profits or income. We have entered into and operate pursuant to transfer pricing agreements that establish the transfer prices for transactions between VistaPrint Limited and our subsidiaries in the United States, Canada, the Netherlands and Jamaica. The determination of appropriate transfer prices requires us to apply judgment. We believe that our transfer pricing is in accordance with applicable statutory regulations.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and estimate a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Our judgment is required to determine whether an increase or decrease of the valuation allowance is warranted. We will increase the valuation allowance if we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible. We will decrease the valuation allowance if our future taxable income is significantly higher than expected or we are able to utilize our tax credits. Any changes in the valuation allowance could affect our tax expense, financial position and results of operations.

Share-based compensation.    In accounting for share options issued to our employees, we have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “ Accounting for Stock Issued to Employees,” or APB 25, and related interpretations. As a result, we record compensation expense for share options granted to our employees based on the difference between the exercise price of the share option and the fair market value of the underlying shares on the date of grant, provided that the number of shares eligible for issuance under the options and the vesting period are fixed.

We historically have granted share options at exercise prices that equaled or exceeded the then current fair value of our common shares as estimated by our board of directors as of the date of grant. Because there has been no public market for our common shares, the board has determined the fair value of our common shares by considering a number of factors, including our sale of preferred shares to third parties, sales of our preferred and common shares by our shareholders to third parties, our operating and financial performance, periodic valuation reports prepared by management, the lack of liquidity in our common shares and trends in the broad market for e-commerce and other similarly situated technology stocks. Periodic valuation reports prepared by management to determine the fair value of our common shares underlying options are performed through a comparison of price multiples of our historical and forecasted earnings to certain public companies involved in similar lines of business or markets. The market capitalization of these companies has fluctuated regularly over the last twelve months, and the resulting valuations are inherently uncertain and highly subjective. We have reviewed the methodologies utilized in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid, and we believe that the valuation methodologies we have employed are consistent with the practice aid.

We granted share options on a monthly basis during the fiscal years ended June 30, 2004 and 2005. We determined fair market value of our common shares during this period based primarily on sales of shares by our shareholders to third parties, our sale of series B preferred shares to third parties and periodic valuation reports prepared by management.

The following table shows share options granted to employees:

Period	Shares Subject to Options Granted	Weighted Average Exercise Price
Quarter Ended June 30, 2004	63,800	$4.11
Quarter Ended September 30, 2004	154,350	4.11
Quarter Ended December 31, 2004	140,200	4.11
Quarter Ended March 31, 2005	220,911	4.14
Quarter Ended June 30, 2005	3,527,410	11.80

In August 2003, we issued 7,339,415 shares of series B preferred shares to a group of new, independent investors at a price per share of $4.11. We also repurchased from a shareholder, in connection with the settlement of a dispute with that shareholder, 25,000 of our common shares at a price per share of $4.00. The board determined, based primarily on these transactions, to grant options for our common shares at a price per share of $4.11.

From August 2003 through December 2004, the board maintained the $4.11 price per share based upon more than ten separate arms length transactions in our shares between shareholders and third parties or between VistaPrint Limited and third parties that occurred during this period. The board contemporaneously considered these transactions as a means of assessing the fair market value of our common shares when fixing the exercise price for options granted during this period. Given these arms-length transactions, no valuation was obtained from an unrelated valuation specialist.

During January through March 2005, the board continued to assess the fair value of the common shares. In addition, during this period, management prepared periodic valuations of the common shares and met with investment bankers regarding a potential public offering. In late March 2005, based upon a number of factors, including management’s periodic valuations, our operating and financial performance, the increasing potentiality that we may pursue a public offering, the recent sales of our preferred and common shares by shareholders to third parties, and valuations of the common shares received from investment bankers, the lack of liquidity in our common shares and trends in the broad market for e-commerce and other similarly situated technology stocks, the board determined that the fair value of the common shares had increased from $4.11 per share to a range between $5.00 and $7.00 per share. Accordingly, the board concluded that the exercise price for share options would be at least $7.00 per share.

During late March and early April 2005, we granted options to purchase an aggregate of 354,200 shares that have an exercise price of $7.00 per share. During April 2005, discussions continued with investment bankers regarding a potential public offering of our common shares and management and the board continued to assess the value of the common shares based upon a number of factors, including the operating and financial performance of the company, values of comparable public companies, the likelihood of a public offering, contemporaneous valuation reports prepared by management and valuations received from various investment banks.

In April 2005, based upon our internal contemporaneous valuation of the company and the valuations received from investment bankers, we requested that the holders of our series B preferred shares agree to amend the terms of the series B preferred shares. At that time, the terms of the series B preferred shares provided that the series B preferred shares would mandatorily convert to common shares in a public offering that resulted in at least $35 million of gross proceeds to us at a price per share of at least $12.33. We requested that the series B holders agree to reduce this $12.33 per share trigger price to $8.00 per share and to amend the conversion feature of the series B preferred shares. The holders of series B preferred shares agreed to the amendment and our bye-laws were subsequently amended to reflect this reduction.

In May 2005, we granted options to purchase an aggregate of 3,135,760 common shares to members of management and approximately 140 other employees. In light of the amendment to the terms of the series B preferred shares discussed above, the board determined that it was appropriate to grant these options at an exercise price equal to $12.33 per share, even though that price was significantly higher than any of the fair value assessments made by the board, management or the investment banks with whom we had had discussions, including those banks that were not selected as the underwriters for this offering. In June 2005, we granted options to purchase an aggregate of 39,450 common shares. These options were granted at an exercise price of $12.33 per share, as the board believed, based on the fact that this price was significantly higher than the fair value assessments made by the board, management or investment bankers, that this price exceeded the then current fair market value of the common shares.

The determination of the fair value of our common shares involves significant judgments, assumptions, estimates and complexities, but through February 2005 has primarily been based upon third party transactions in our shares. The determination of fair value from late March 2005 was based primarily on valuations prepared by management in each month from March through June 2005 and the board’s assessment discussed above regarding the options granted in May 2005. In preparing its valuations management used a market approach using direct comparisons to equity securities of similar companies. The market approach we employed used an average of multiples of revenues, earnings before interest, taxes, depreciation and amortization (EBITDA), and price to earnings ratios to estimate the fair value of our common shares. Actual share option prices have generally equaled or exceeded these third party transactions and have generally exceeded valuation assessments made utilizing other methods, in particular the assessment of the market value of comparable companies, and, therefore, we believe that contemporaneous valuations by an unrelated valuation specialist were not necessary. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common shares. For this reason, we have determined that all of share options have been granted at price per share equal to or in excess of the fair value of our common shares at the time of grant.

As of June 30, 2005, we had outstanding options to acquire an aggregate of 6,811,544 common shares and those options had an intrinsic value of $33.5 million. The intrinsic value of these options represents the difference between the initial public offering price of $12.00 per share and the option exercise price, multiplied by the number of common shares subject to the option. Of those outstanding options, 2,042,400 common shares had vested as of June 30, 2005, representing an intrinsic value of $21.2 million, and 4,769,144 common shares were unvested, representing an intrinsic value of $12.3 million.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” This statement amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of Statement No. 151 should be applied prospectively. The adoption of FAS No. 151 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires us to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods.

Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of sales:

	Year Ended June 30,
	2003	2004	2005
As a percentage of revenue:
Revenue	100%	100%	100%

Cost of revenue	42%	41%	40%

Technology and development expense	14%	14%	12%
Marketing and selling expense	34%	33%	36%
General and administrative expense	7%	7%	6%
Loss on contract termination	0%	0%	23%

Income (loss) from operations	3%	5%	(17)%
Other income (expenses), net	0%	0%	0%
Interest expense	0%	0%	1%

Income (loss) from operations before income taxes	3%	5%	(18)%
Income tax provision	2%	0%	0%

Net income (loss)	1%	5%	(18)%

Years Ended June 30, 2003, 2004 and 2005

In thousands

	Year Ended June 30,			2003-2004 % Change	2004-2005 % Change
	2003	2004	2005
Revenue	$35,431	$58,784	$90,885	66%	55%

Cost of revenue	$15,024	$23,837	$36,528	59%	53%
% of revenue	42.4%	40.5%	40.2%

The $23.4 million, or 66%, increase in revenue from fiscal 2003 to fiscal 2004 was primarily attributable to increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions and the average order value of shipments. From fiscal 2003 to fiscal 2004, our website sessions grew by 53% and our average order value grew by 30% to approximately $26. During fiscal 2004, we experienced a decline in the conversion rates resulting in orders decreasing to approximately 4.7% from 5.7% in fiscal 2003, primarily due to expansion of new non-United States websites that had lower conversion rates. Revenue from repeat customers increased from 42% of revenue in fiscal 2003 to 51% of revenue in fiscal 2004. Revenue from our non-United States websites grew significantly during fiscal 2004, accounting for 23% of total revenue as compared to 14% of total revenue during fiscal 2003.

The $32.1 million, or 55%, increase in revenue from fiscal 2004 to fiscal 2005 was primarily attributable to increases in website sales of our printed products. The overall growth during this period was driven by increases in website sessions and the average order value of shipments. During this period, our website sessions grew by 39%, average order value grew by 10% to $29 and conversion rates remained unchanged at 4.7%. As our total customer base has grown, we also have seen significant growth of purchases from existing customers. Revenue from repeat customers increased from 51% of revenue in fiscal 2004 to 57% of revenue in fiscal 2005. Revenue from our non-United States websites accounted for 27% of total revenues for fiscal 2005 as compared to 23% of total revenue during fiscal 2004.

While revenue grew 66% in fiscal 2004, cost of revenues for the same period increased by 59% over fiscal 2003. This increase was driven by the increased volume in shipments of printed products during this period. The decrease in the cost of revenue as a percentage of revenue is the result of increased revenue that resulted in improved labor and overhead cost efficiencies at Mod-Pac. These savings were partially offset by increased costs incurred in connection with the opening of our Dutch printing facility in January 2004. This had an adverse impact on the cost of revenue as a percentage of revenue due to increased overhead and labor costs during the transition of orders outside of North America to the new facility.

Cost of revenue increased by 53% from fiscal 2004 to 2005. This increase was driven by the increased volume in shipments of printed products during this period. The decrease in the cost of revenue as a percentage of total revenue is the result of improved labor and overhead cost efficiencies at our Dutch printing facility and an increase in customer click-through revenue, partially offset by increased costs from our new Canadian printing facility which began shipping customer orders in May 2005. Our Dutch printing facility began producing and shipping products for the European and Asian markets in February 2004. Since that time, the revenue volume produced at the facility has increased, which has increased labor and facility overhead cost absorption, resulting in lower cost of revenue as a percentage of revenue. During most of fiscal year 2005 and all of fiscal 2004, all of our North American shipments were printed by Mod-Pac. Under the arrangements in place with Mod-Pac during this period, cost of revenue as a percentage of revenue for products produced by Mod-Pac and shipped to North American customers exceeded the cost of revenue as a percentage of revenue for products produced at our Dutch facility and shipped to non-North American customers.

In thousands

	Year Ended June 30,			2003-2004 % Change	2004-2005 % Change
	2003	2004	2005
Technology and development expense	$4,897	$8,515	$10,839	74%	27%
% of revenue	14%	14%	12%

Marketing and selling expense	$11,901	$19,138	$32,372	61%	69%
% of revenue	34%	33%	36%

General and administrative expense	$2,485	$3,968	$5,813	60%	46%
% of revenue	7%	7%	6%

Loss on contract termination	$—	$—	$21,000
% of revenue	0%	0%	23%

The increase in our technology and development expenses for fiscal 2004 of $3.6 million as compared to fiscal 2003 was primarily due to increased payroll and benefit costs of $3.0 million associated with employee hiring in our technology development and infrastructure support organizations that occurred in the final quarter of fiscal 2003. In addition, to support our continued revenue growth during this period, we continued to invest in our website infrastructure which resulted in increased depreciation and hosting service expense of $0.4 million. The remaining increase in expense for fiscal 2004 was primarily the result of increased amortization of capitalized internal-use software development costs.

The increase in our technology and development expenses for fiscal 2005 of $2.3 million as compared to fiscal 2004 was primarily due to increased website infrastructure and hosting costs of approximately $0.3 million, increased payroll and benefit costs of $0.3 million as well as a decrease of approximately $1.6 million in the amount of internal-use software development costs capitalized.

The increase in our marketing and selling expenses of $7.2 million for fiscal 2004 as compared to fiscal 2003 was driven by an increase of $3.8 million in advertising costs related to new customer acquisition and costs of promotions targeted at our existing customer base. During fiscal 2004, we also made significant investments in our marketing organization and our customer design, sales and service center which resulted in increased payroll and benefits related costs of $2.0 million. During this period, we expanded our customer design, sales and services center in Jamaica by 114 employees, ending fiscal 2004 with 127 employees at this center. Payment processing fees paid to third-parties increased by $0.5 million during this period due to increased order volumes.

The increase in our marketing and selling expenses of $13.2 million for fiscal 2005 as compared to fiscal 2004 was driven by increased advertising costs of $5.1 million related to new customer acquisition and promotions targeted at our existing customer base, which drove increased website sales as discussed above. We also made significant investments in our marketing organization and our design sales and services support center, which resulted in an increase in payroll and recruiting related costs of $4.9 million in fiscal 2005, as compared to fiscal 2004. At June 30, 2005, we employed 257 employees in these organizations compared to 153 employees at June 30, 2004. Payment processing fees paid to third-parties increased by $1.2 million during this period due to increased order volumes. The remaining increase in marketing and selling expenses is primarily infrastructure costs associated with the expansion of the design sales and customer support center.

The increase in our general and administrative expenses of $1.5 million for fiscal 2004 as compared to fiscal 2003 was primarily due to increases in payroll related costs resulting from the growth of our finance and human resource organizations as well as increased professional legal fees related to the filing of patent applications in the United States and Europe.

The increase in our general and administrative expenses of $1.8 million for fiscal 2005 as compared to fiscal 2004 was primarily due to increases in payroll related costs resulting from the growth of our finance and human resource organizations and third party professional fees.

On July 2, 2004, we signed a termination agreement with Mod-Pac that effectively terminated all existing supply agreements as of August 30, 2004. Under the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac, which expired on August 30, 2005. As a result of the termination agreement and the payment made to Mod-Pac, we recorded a loss from the termination of the existing supply agreements of $21.0 million. We deferred $1.0 million of the total termination fee of $22.0 million which represented the effective reduction of the mark-up on costs of purchased products reflected in the new supply agreement estimated to be purchased over the contract period. This deferred amount was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and was amortized to cost of revenue over the twelve month term of the new supply agreement.

Other income (expenses), net

Other income (expenses), net changed by $49,000 to $47,000 of income for fiscal 2004 as compared to income of $96,000 for fiscal 2003. The decrease in income was primarily due to losses on foreign currency transactions.

Other income (expenses), net changed by $125,000 to $78,000 of net expense for fiscal 2005 as compared to income of $47,000 for fiscal 2004. The increase in expense was primarily due to losses on foreign currency transactions.

Interest expense

Interest expense increased to $83,000 during fiscal 2004 as compared to zero expense in fiscal 2003 due to borrowing pursuant to a bank loan to finance in part the construction of our Dutch printing facility.

Interest expense increased by $307,000 during fiscal 2005 to $390,000 as compared to $83,000 in fiscal 2004 due to our bank loan obligations that were used to finance in part the construction of our Dutch and Canadian production facilities.

Income tax provision (benefit)

In thousands

	Year Ended June 30,
	2003	2004	2005
Income taxes:

Income tax provision (benefit)	$747	$(150)	$84
Effective tax rate	61%	(5)%	1%

For fiscal 2003, our tax expense primarily consisted of a tax provision for our United States subsidiary. This subsidiary’s taxable income is a function of its level of costs incurred and charged to VistaPrint Limited under various service agreements. The overall effective tax rate of 61% is a result of increased costs incurred in the United States which effectively increased the taxable income and tax expense due in the United States. This tax liability is incurred regardless of whether the consolidated group is profitable, as the United States taxable income of the United States subsidiary is a function of costs rather than profits generated from sales to customers. During fiscal 2003, VistaPrint Limited, which as a Bermuda company, has no tax imposed on its profits or income, generated operating losses that did not result in any tax benefit.

The decrease in tax expense in fiscal 2004 was primarily due to the recognition of a deferred tax asset of $527,000 related to net operating losses in the United States that created a net income tax benefit for fiscal 2004. Based upon our regular review of the recoverability of our deferred tax assets, our historical taxable income, and projected future taxable income, we concluded that it was more likely than not that we would realize a portion of the United States deferred tax benefit and we therefore reversed a portion of the valuation allowance that had been previously established. The remaining reduction in the valuation allowance of $697,000 during fiscal 2004 was due primarily to the utilization of approximately $1,317,000 of net operating losses during the year which had previously had a valuation allowance recorded against them.

For the fiscal year ended June 30, 2005, our tax expense primarily consisted of tax provisions for our subsidiaries in the United States, the Netherlands and Canada offset by a reduction of $420,000 of the deferred tax asset valuation allowance related primarily to net operating losses in the United States. The remaining reduction in the valuation allowance during fiscal 2005 of $628,000 was primarily due to the utilization of approximately $1,317,000 of net operating losses during the year which had previously had a valuation allowance recorded against it. The taxable income for the United States, Dutch and Canadian entities is a function of their level of costs incurred and charged to VistaPrint Limited under service agreements. Based upon our regular review of the recoverability of our deferred tax assets, our historical taxable income, and projected future taxable income, we concluded that it was more likely than not that we would realize a portion of the United States deferred tax benefit and therefore we reversed a portion of the valuation allowance that had been previously established.

The effective tax rate of 1% in fiscal 2005 is a result of a consolidated pre-tax loss of $16.1 million, attributable primarily to the $21.0 million loss on the contract termination recorded by VistaPrint Limited which, as a Bermuda company, has no tax imposed on its profits or income. Due to the lack of taxes imposed on profits or income in Bermuda, no tax benefit was generated. We expect that the effective tax rate will increase in the near future as we plan to increase our investments in jurisdictions with higher statutory tax rates, such as the United States, Canada and the Netherlands.

Net income (loss)

Our net loss for the fiscal year ended June 30, 2005 was $16.2 million. Included in this loss is the $21.0 million loss on contract termination related to the termination of our existing supply agreements with Mod-Pac. Net income for fiscal 2004 was $3.4 million, or 5.9% of revenue. Net income for fiscal 2003 was $0.5 million, or 1.3% of revenue.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated statement of operations data and our unaudited statement of operations data as a percentage of revenue for each of the eight quarters in the period ended June 30, 2005. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended,
	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	March 31, 2005	June 30, 2005
	(In thousands, except per share data)
Consolidated Statements of Operations Data:

Revenue	$12,433	$13,644	$16,161	$16,546	$17,861	$21,124	$25,074	$26,826

Cost of revenue	5,076	5,707	6,708	6,346	6,820	8,407	10,078	11,223

Technology and development expense	1,840	1,938	2,282	2,455	2,504	2,618	2,834	2,883
Marketing and selling expense	4,578	4,473	5,001	5,086	6,551	8,319	8,643	8,859
General and administrative expense	916	944	1,080	1,028	1,219	1,403	1,504	1,687
Loss on contract termination	—	—	—	—	21,000	—	—	—

Income (loss) from operations	23	582	1,090	1,631	(20,233)	377	2,015	2,174
Other income (expenses), net	41	29	19	(42)	4	(49)	15	(48)
Interest expense	—	—	34	49	51	72	75	192

Income (loss) from operations before income taxes	64	611	1,075	1,540	(20,280)	256	1,955	1,934

Income tax provision (benefit)	(181)	143	(140)	28	131	152	(280)	81

Net income (loss)	$245	$468	$1,215	$1,512	$(20,411)	$104	$2,235	$1,853

Net income (loss) attributable to common shareholders
Basic	$(72)	$(259)	$188	$305	$(21,339)	$(1,191)	$313	$186
Diluted	$(72)	$(259)	$204	$329	$(21,339)	$(1,191)	$351	$209

Net income (loss) attributable to common shareholders per share
Basic	$(0.01)	$(0.02)	$0.02	$0.03	$(1.88)	$(0.10)	$0.03	$0.02
Diluted	$(0.01)	$(0.02)	$0.02	$0.03	$(1.88)	$(0.10)	$0.03	$0.02

	For the Three Months Ended,
	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	March 31, 2005	June 30, 2005
Consolidated Statements of Operations Data:

As a percentage of revenue:

Revenue	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue	41%	42%	42%	38%	38%	40%	40%	42%

Technology and development expense	15%	14%	14%	15%	14%	12%	11%	11%
Marketing and selling expense	37%	33%	31%	31%	37%	39%	34%	33%
General and administrative expense	7%	7%	7%	6%	7%	7%	6%	6%
Loss on contract termination	0%	0%	0%	0%	118%	0%	0%	0%

Income (loss) from operations	0%	4%	6%	10%	(114)%	2%	9%	8%
Other income (expenses), net	0%	0%	0%	0%	0%	0%	0%	0%
Interest expense	0%	0%	0%	1%	0%	1%	0%	1%

Income (loss) from operations before income taxes	0%	4%	6%	9%	(114)%	1%	9%	7%

Income tax provision (benefit)	(1)%	1%	(1)%	0%	1%	1%	(1)%	0%

Net income (loss)	1%	3%	7%	9%	(115)%	0%	10%	7%

Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary in the future depending on our revenue growth rates and the timing of continued investments in our marketing efforts, technology development and operating infrastructure. Our results for the quarter ended September 30, 2004 were significantly affected by the costs related to the termination agreement with Mod-Pac, that included a one-time $22.0 million termination fee that we paid Mod-Pac. As a result of the termination agreement, we recorded a loss from the termination of the existing supply agreements of $21.0 million during the quarter ended September 30, 2004. We deferred $1.0 million of the total termination fee of $22.0 million representing the effective reduction of the mark-up on costs of purchased products estimated to be purchased over the contract period of the new supply agreement. This deferred amount was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and was amortized to cost of revenue over the twelve month term of the new supply agreement.

During fiscal 2006, we expect to continue to invest in our new North American printing facility in Windsor, Ontario, Canada. In the quarter ended June 30, 2005 and the quarter ending September 30, 2005 we have been transitioning North American product orders from Mod-Pac to our new Canadian printing facility. Throughout this transition period, we have been incurring duplicate costs for labor and overhead, resulting in increased cost of revenue as a percentage of revenue.

Liquidity and Capital Resources

Consolidated Statements of Cash Flows Data:

	Year Ended June 30,
	2003	2004	2005
	(in thousands)
Capital expenditures	$(1,571)	$(13,374)	$(18,629)
Development of software and website	(2,570)	(3,523)	(1,908)
Depreciation and amortization	2,103	4,209	5,902

Cash flows from operating activities	3,993	9,169	(6,671)
Cash flows from investing activities	(4,478)	(18,080)	(20,537)
Cash flows from financing activities	406	25,802	33,534

We have financed our operations through internally generated cash flows from operations, private sales of common and preferred shares and the use of bank loans. At June 30, 2005, we had working capital of $14.0 million, including cash and cash equivalents of $26.4 million, compared to working capital of $12.6 million, including cash and cash equivalents of $20.1 million, at June 30, 2004 and a working capital deficiency of $2.4 million, including cash and cash equivalents of $3.1 million, at June 30, 2003. The increase in working capital at the end of fiscal 2004 is primarily attributable to the issuance of series B preferred shares for net proceeds of $28.2 million in August 2003. From these net proceeds, $9.0 million was used to repurchase approximately 1.0 million series A preferred shares and 1.2 million common shares from various existing shareholders.

Operating Activities.    Cash provided by (used in) operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, the provision for doubtful accounts, deferred taxes, and the effect of changes in working capital and other activities. Cash used in operating activities in fiscal 2005 was $6.7 million and consisted of a net loss of $16.2 million, positive adjustments for non-cash items of $5.5 million and $4.1 million provided by working capital and other activities. The net loss is attributed to a $22.0 million termination fee paid in August 2004 in consideration of the termination of all then existing supply agreements with Mod-Pac, of which a $21.0 million was recorded as a loss on contract termination. Working capital and other activities primarily consisted of an increase of $4.9 million in accrued expenses and other liabilities and an increase of $1.7 million in accounts payable. This was partially offset by an increase of $1.8 million in prepaid expenses and other assets and an increase of $0.5 million in accounts receivable.

Cash provided by operating activities in fiscal 2004 was $9.2 million and consisted of net income of $3.4 million, positive adjustments for non-cash items of $3.5 million and $2.2 million used as a result of an increase in working capital and other activities. The increase in working capital and other activities primarily consisted of an increase of $3.3 million in accrued expenses and other current liabilities partially offset by a $0.2 million increase in accounts receivables, a $0.3 million increase in prepaid expenses and other assets and a $0.5 million decrease in accounts payable.

Cash provided by operating activities in fiscal 2003 was $4.0 million and consisted of net income of $0.5 million, positive adjustments for non-cash items of $2.4 million and $1.1 million provided by a decrease in working capital and other activities. The decrease in working capital and other activities primarily consisted of an increase of $1.8 million in accrued expenses and other current liabilities and a $0.6 million increase in accounts payable, partially offset by a $1.0 million increase in prepaid expenses and other assets, and a $0.4 million increase in accounts receivables.

Investing Activities.    Cash used in investing activities in fiscal 2005 of $20.5 million was attributable to capital expenditures of $18.6 million, and capitalized software and website development costs of $1.9 million. Capital expenditures of $12.7 million were related to the construction of production facilities and purchase of print production equipment for our new printing facility located in Windsor, Ontario, Canada and $3.6 million related to fixed assets and production equipment in the Dutch printing facility located in Venlo, the Netherlands.

Cash used in investing activities in fiscal 2004 of $18.1 million was primarily attributable to capital expenditures of $11.8 million relating to the Dutch printing facility, capitalized software and website development costs of $3.5 million and purchased patents of $1.2 million.

Cash used in investing activities in fiscal 2003 of $4.5 million was primarily attributable to capitalized software and website development costs of $2.6 million and capital expenditures of $1.6 million.

Financing Activities.    Cash provided by financing activities in fiscal 2005 of $33.5 million was primarily attributable to proceeds from an issuance of our series B preferred shares of $22.7 million and net borrowings from building construction and equipment loan facilities of $11.1 million associated with the construction of our Canadian printing facility and the purchase of production equipment for our Dutch printing facility.

Cash provided by financing activities in fiscal 2004 of $25.8 million was primarily attributable to proceeds from an issuance of series B preferred shares for $19.1 million, net of repurchases of series A preferred shares and common shares, borrowings from building construction loan facilities of $6.0 million and the issuance of common shares pursuant to share option exercises of $0.7 million.

Cash provided by financing activities in fiscal 2003 of $0.4 million was due to proceeds from the issuance of common shares pursuant to share option exercises of $0.5 million.

We believe that our available cash and cash flows generated from operations, together with the proceeds from this offering, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

Contractual obligations at June 30, 2005 are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Long-term Debt Obligations	$16,977	$1,281	$3,300	$7,908	$4,488
Operating Lease Obligations	2,246	1,316	930	—	—

Total	$19,223	$2,597	$4,230	$7,908	$4,488

Long-Term Debt.    In November 2003, VistaPrint B.V., our Dutch subsidiary, entered into a 5.0 million euro revolving credit agreement with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of our printing facility located in Venlo, the Netherlands. The loan is secured by a mortgage on the land and building and is payable in quarterly installments of 62,500 euros ($76,000 at June 30, 2005), beginning October 1, 2004 and continuing through 2024. Interest on the loan accrues at a rate equal to a EURIBOR rate plus 1.15%. The credit agreement includes covenants that, among other things, require VistaPrint Limited to cause VistaPrint B.V. to maintain a tangible net worth at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet, restrict VistaPrint B.V.’s ability to incur additional indebtedness, and require VistaPrint B.V. to submit scheduled financial reports to ABN AMRO. A failure to comply with these covenants would constitute an event of default under the credit agreement and, unless waived by the lender, would entitle the lender to, among other available remedies, declare all amounts advanced under the credit agreement immediately due and payable. We were in compliance with all loan covenants at June 30, 2005.

In November 2004, VistaPrint B.V. amended the existing credit agreement with ABN AMRO to include an additional 1.2 million euro loan. The borrowings were used to finance a new printing press for the Venlo printing facility. The loan is secured by the printing press and is payable in quarterly installments of 50,000 euros ($60,000 at June 30, 2005), beginning April 1, 2005 and continuing through 2011. Interest on the loan accrues at a EURIBOR rate plus 1.40%. The credit agreement requires VistaPrint Limited to cause VistaPrint B.V. to maintain tangible net worth at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet, restricts VistaPrint B.V.’s ability to incur additional indebtedness, and requires VistaPrint B.V. to submit scheduled financial reports to ABN AMRO. We were in compliance with all loan covenants at June 30, 2005.

In November 2004, VistaPrint North American Services Corp., our Canadian production subsidiary, established an $11.0 million credit facility with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. The loan is secured by guarantees from VistaPrint Limited and two of its subsidiaries and is payable in monthly installments beginning November 1, 2005 and continuing through 2009, plus interest. Interest on the equipment term loan is based, at our election at the beginning of the applicable period, on either a LIBOR rate plus 2.75% or Comerica’s prime rate. Interest on the construction loan is based, at our election at the beginning of the applicable period, on either a LIBOR rate plus 1.75% or Comerica’s prime rate less 1.00%. The credit agreement contains covenants that, among other things, without the prior approval of Comerica restrict the ability of VistaPrint North American Services Corp. to dispose of assets, change the name, location or management of its business, change the business conducted by it, engage in mergers or consolidations, incur additional indebtedness or guarantee obligations, create liens, pay dividends, make investments, engage in certain transactions with affiliates, make certain payments with respect to subordinated debt, store certain inventory or equipment with a bailee or similar third party, become controlled by an investment company, make material changes to its supply agreement with VistaPrint Limited, and otherwise restrict certain corporate actions. The credit agreement also includes provisions that require that consolidated, non-financed capital expenditures not exceed $9.3 million for fiscal 2005 or $8.0 million for fiscal 2006 and require VistaPrint North American Services Corp. to maintain its corporate existence and good standing, deliver financial reports to Comerica on a scheduled basis, maintain its inventory in good and merchantable condition, make due and timely tax payments, maintain appropriate insurance, maintain depository and operating accounts with Comerica, register its intellectual property as appropriate, obtain Comerica’s consent to inbound licenses as necessary to maintain Comerica’s security interests, and provide Comerica certain rights to inspect and review the construction of the Canadian printing facility. Additionally, beginning in September 2005, the credit agreement requires that VistaPrint Limited maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid. A failure to comply with these covenants would constitute an event of default under the credit agreement and, unless waived by the lender, would entitle the lender to, among other available remedies, declare all amounts advanced under the credit agreement immediately due and payable. We were in compliance with all loan covenants at June 30, 2005.

Operating Leases.    We rent office space under operating leases expiring on April 30, 2006 and April 30, 2007. We recognize rent expense on our operating leases that include free rent periods and scheduled rent payments on a straight-line basis from the commencement of the lease.

Purchase Commitments.    At June 30, 2005, we have unrecorded commitments under contracts to purchase print production equipment and to complete construction of the Windsor printing facility of approximately $4.7 million and $0.2 million, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk.    Our exposure to interest rate risk relates primarily to our cash and cash equivalents, and variable rate borrowings under our existing bank credit facilities. Interest income on our cash and cash equivalents is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. Our results of operations are affected by changes in market interest rates on outstanding bank borrowings, but as a 100 basis-point adverse change in interest rates for the year ended June 30, 2005 would have resulted in additional interest expense of approximately $110,000 for that period, we believe that this change would not have a material effect on our consolidated financial position, earnings, or cash flows.

Foreign Currency Risk.    As we conduct business in multiple international currencies through our worldwide operations, we are affected by changes in foreign exchange rates of such currencies. Changes in exchange rates can positively or negatively affect our sales, gross margins and retained earnings. The majority of our sales outside North America are manufactured by our Dutch subsidiary, which has the euro as its functional currency. Our Dutch subsidiary translates its assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income. All other international subsidiaries have the United States dollar as the functional currency and transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in other income (expense), net. Foreign currency transaction gains or losses included in other income (expense), net were not material in fiscal 2005, 2004, and 2003. We do not currently enter into derivative financial instruments as hedges against foreign currency fluctuations.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that an increase or decrease in exchange rates of 10% for all currencies could be experienced in the near term. These changes would have had an immaterial impact on our income before taxes for the years ended June 30, 2005 and 2004. These reasonably possible changes in exchange rates of 10% were applied to total net monetary assets denominated in currencies other than the local currencies at the balance sheet dates to compute the impact these changes would have had on our income before taxes in the near term.

Our Dutch subsidiary maintains a credit facility with ABN AMRO Bank N.V. pursuant to which it can borrow up to 6.2 million euro. At June 30, 2005 and 2004, we had short-term borrowings related to current portion of long-term debt denominated in euros. The carrying value of these short-term borrowings approximates fair value due to their short period to maturity. Assuming a hypothetical 10% increase or decrease in the euro to United States dollar period end exchange rate, the impact to the fair value of these short-term borrowings would be immaterial. The potential increase or decrease in fair value was estimated by calculating the fair value of the short-term borrowings at June 30, 2005 and 2004 and comparing that with the fair value using the hypothetical period end exchange rate.

BUSINESS

Overview

We are a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide with over 5,000,000 customers in more than 120 countries. We offer a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. We seek to offer compelling value to our customers through an innovative use of technology, a broad selection of customized printed products, low pricing and personalized customer service. Through our use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, we offer a meaningful economic advantage relative to traditional graphic design and printing methods. We believe that our value proposition has allowed us to successfully penetrate the large, fragmented, geographically dispersed and underserved small business and consumer markets.

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment. Customers visiting our websites can use our graphic design software to easily create and order full-color, personalized, professional-looking printed products, without any prior graphic design training or experience. Customers have access to graphic designs, content suggestions, logo design services, design templates, and over 70,000 photographs and illustrations. In addition, our design support staff is available to provide design assistance to customers at no charge. During the fiscal year ended June 30, 2005, customers used our design technologies to regularly place over 10,000 customized orders per day.

Our proprietary Internet-based order processing systems receive and store thousands of individual print jobs on a daily basis and, using complex algorithms, efficiently aggregate multiple individual print jobs for printing as a single press-run. Our systems intelligently search pending individual print jobs, select jobs having similar printing parameters for combination into a single larger aggregate job and calculate the optimal allocation of print orders that will result in the lowest production cost while ensuring on-time delivery. By combining this order aggregation technology with our computer integrated print manufacturing facilities, we are able to significantly reduce the costs and inefficiencies associated with traditional short run printing and can provide customized finished products in as little as three days from design to delivery. During the fiscal year ended June 30, 2005, we processed thousands of individual customer orders each day, at average order values of approximately $30, with an aggregate cost of revenue as a percentage of revenue of less than 45%.

Our customer base has increased from fewer than 500 customers in April 2000 to over 5,000,000 customers as of May 15, 2005, and, over the past two years, we have regularly added more than 100,000 new customers per month. This large and diverse customer base reduces our dependence on individual products and lessens the impact of shifts in demand for graphic design services and printed products by any individual customer. Our total revenues have grown from $6.1 million for the fiscal year ended June 30, 2001 to $90.9 million for the fiscal year ended June 30, 2005.

Market and Industry Background

The Small Business and Consumer Markets

We focus on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. We believe this market represents a large and growing opportunity. In its U.S. Small Business 2005-2009 Forecast (March 2005) and U.S. Home Office 2005-2009 Forecast (May 2005), IDC, a division of International Data Group, Inc., estimates that there are over 20 million small office, home office, commonly known as

SOHO, firms in the United States, which IDC defines as small firms with fewer than 10 employees as well as home-based businesses. According to the U.S. Census Bureau, 89% of new businesses established each year in the United States have fewer than 10 employees. In Europe, according to a report by the European Network for SME Research, nearly 90% of European Union businesses had less than 10 employees in 2003. We also provide graphic design and printing products to the consumer market. In addition, The Freedonia Group estimates that commercial printing demand in the United States will grow from $68.5 billion in 2003 to $84.0 billion in 2008.

Graphic Design Services and Printed Products

Small businesses and consumers seeking graphic design services or printed products have traditionally had three principal alternatives:

•	Self-Service—The self-service option typically employs off-the-shelf desktop publishing, word processing or other types of software to create a design and uses either an ink jet or laser desktop printer or a local copy or print shop to print the finished product. However, design software applications, ink cartridges and special paper stock can be costly, design options are limited and often time consuming to create, and printed end-products are typically of significantly lower quality than those generated using professional commercial printing methods.

•	Professional Graphic Designers and Commercial Printers—A second alternative is to employ a professional graphic designer to create a design and then arrange for a commercial printer to produce the finished product. Graphic designers and commercial printers can create sophisticated, customized designs and high quality professional printed output. However, the traditional graphic design and printing process is generally time consuming, with the entire process often taking several weeks or more, and can be prohibitively expensive for small businesses and consumers. Graphic designers typically charge hourly or project based fees and commercial printers typically run each job independently, creating a low utilization of fixed assets, high labor costs and high material costs, which are passed onto the customer in the form of expensive set-up fees or high print prices.

•	Wholesale/Retail Print Distribution Channels—Graphic design within the wholesale/retail print distribution option typically entails the customer choosing from designs, standard layouts and format options from binders of product samples or from mail-order catalogues. Design options are generally limited and permit little or no customization, print quality is typically below that provided by traditional commercial printers and delivery lead times can be substantial. Prices for printed products, while typically less than traditional commercial printers, significantly exceed self-service prices.

Internet-Based Graphic Design and Printing

Online commerce provides significant advantages and opportunities to small business customers and consumers seeking high quality graphic design services and customized print products at affordable prices. These customers do not typically require the high quantity print runs that are required to achieve low per-unit pricing and do not maintain dedicated procurement departments to negotiate pricing effectively. We believe the high price, inconvenience and complexity of traditional printing methods historically has dissuaded these customers from purchasing high-quality printed products for business or personal use. We believe that the highly fragmented, geographically dispersed small business and consumer markets for graphic design and printing services is ideally suited for Internet-based procurement, as the Internet provides a standardized interface through web browsers, availability seven days a week, 24 hours a day, the ability to offer a wide selection of products and services and the opportunity to efficiently aggregate individual orders into larger print runs.

We believe that the small business and consumer markets have been underserved by expensive traditional printing and graphic design alternatives. We also believe there is a need to combine the Internet’s ability to reach these highly fragmented markets with an integrated graphic design and printing process that can rapidly deliver sophisticated, high-quality printed products while aggregating individual orders to achieve the economies of scale necessary to provide these products at affordable prices.

The VistaPrint Solution

We have developed a direct-to-customer solution using proprietary Internet-based software technologies to standardize, automate and integrate the entire graphic design and print process, from design conceptualization through finished product shipment. Automation and integration allow us to provide high-quality graphic design and customized print products at affordable prices for the small business and consumer markets.

Advanced Proprietary Technology

We rely on our advanced proprietary technology to market to, attract and retain our customers, to enable customers to create graphic designs and place orders on our websites, and to aggregate and simultaneously print multiple orders from all over the world. Our design and document creation technologies enable customers, by themselves or together with the assistance of our design support staff, to design and create high-quality print materials from the comfort of their home or office. Our pre-press and print production technologies efficiently process and aggregate customer orders, prepare orders for high resolution printing and maintain and manage production, addressing and shipment of these orders. We use our marketing technologies to test changes to our websites and new product offers. In addition, at checkout we can automatically generate and display additional products incorporating the customer’s design facilitating the sale of related products.

High-Volume, Standardized and Scalable Processes

Our high-volume, standardized, scalable design and print processes are driven by sophisticated proprietary software. Our document and design creation technologies are architected to use the processing power of the customer’s computer rather than our servers. This Internet-based architecture makes our applications scalable and offers our customers fast system responsiveness when they are editing their document designs.

Our pre-press and print production technologies for aggregating print jobs are designed to readily scale as the number of received print orders per day increases. As more individual print jobs are received, the similar jobs can be aggregated and moved to the printing system more efficiently, thereby optimizing the use of the printing equipment and increasing overall system throughput. Our proprietary workflow and production management software allows us to deliver final products to customers in as few as three days. We believe that our strategy of seeking to automate and systematize our service and product production systems enables us to reach and serve small-scale customers more effectively than our competitors.

Low Cost Operations

With the gains we have made in automating the entire design and production process, we can print and ship an order the same day we send it to production, which results in minimal inventory levels and reduced working capital requirements. This allows us to produce high-quality, low price products at high margins even though our average order values are low by traditional standards. During the fiscal year ended June 30, 2005, we regularly processed in excess of 10,000 individual customer orders per day, at average order values of approximately $30, with an aggregate cost of revenue as a percentage of revenue of less than 45%. In comparison, typical local printers handle only a few orders per day, have order values that are significantly higher, but operate with significantly higher costs of revenue.

World Class Customer Service

We differentiate our product offerings by giving English-speaking customers live, toll-free, no charge telephone customer service to provide a satisfying, service-rich experience founded on interaction with highly trained customer service and design representatives. In addition, we offer e-mail support for customers on all of our localized websites.

Direct Marketing Expertise

We have developed expertise in direct marketing to target new customers across various channels and to drive more sessions on our websites. We attract and retain customers through direct marketing using the Internet, e-mail and traditional direct mail marketing methods, and viral and word of mouth marketing. We maintain a global client database to market our new products and services. In addition, we have developed multiple marketing technologies designed to maximize the number of customers in that global client database actively purchasing from us, to encourage customers to purchase additional products from us and to increase overall average order values.

International Reach

We have built our service to scale worldwide and use multiple localized websites and different languages to generate demand for our products. We have rapidly expanded our offerings to include 16 localized websites that serve customers in more than 120 countries, with five of these websites becoming operational in the last twelve months. Our localization and language map content management system software facilitates our rapid entry into new markets and allows us to make changes to all of our localized websites with the same software and relatively simple, standardized and low-cost procedures.

Value for Customers

We provide our customers with the following benefits:

High-Quality Automated and Customized Graphic Design

Through our proprietary technology we offer a new approach to graphic design, reducing or eliminating the need for purchased software or a professional graphic designer. We provide a simple, quick, and affordable way for customers with no training or experience in graphic arts to produce high-quality, personalized, professional looking graphic designs. We provide our customers powerful web-based design and editing software that uses algorithms to automatically create matching design combinations from among over 70,000 high-quality photographic and illustration stock images, thousands of layouts and templates, dozens of fonts and dozens of color schemes. Customers also can easily incorporate their own uploaded photographs, logos or complete designs.

Wide Range of Graphic Design Options

Most customers use our full complement of web browser-based design and editing software to create personalized materials. In addition, customers are able to upload their own designs to our system. Customers who want us to perform some or all of the design work can contact our design service representatives, who will provide custom designs free of charge.

Broad Range of Products

We offer a broad spectrum of products for the business and consumer markets, including:

• business cards	• announcements
• brochures	• calendars
• data sheets	• folded cards
• flyers	• holiday cards
• letterhead	• invitations
• mailing labels	• magnets
• newsletters	• note cards
• presentation folders	• return address labels
• standard and oversized marketing postcards

Automated Creation of Matching Products

Once a customer has created a design for a particular product, our software systems can generate and display one or more matching products of possible interest to the customer using the same design elements without requiring the customer to perform any additional design tasks. For example, after a customer designs a business card, our systems can automatically generate and display matching letterhead and return address labels. A customer can add these additional products to his or her order with a single keystroke.

High-Quality Printing

We use one of the highest quality commercial printing processes in the market. For print jobs in quantities of 250 or more, we use state of the art 40-inch MAN Roland presses that normally are employed only for long run print jobs, such as high end consumer goods packaging, in which quantities of hundreds of thousands or more are produced. For smaller quantities, we typically employ Hewlett-Packard Indigo or similar types of professional digital printing equipment. By employing principals of world class manufacturing, our rigorous quality assurance systems are designed to ensure that we consistently deliver premium, high-quality products.

Fast Design to Delivery Turnaround

We design, print, process and deliver multiple high-quality customized orders in as little as three days.

Lowest Price and Satisfaction Guarantees

We demonstrate our confidence in the quality and pricing of our products by offering an unconditional lowest price guarantee on a majority of our products and an unconditional guarantee of customer satisfaction.

Our Growth Strategy

Our goal is to grow profitably and become the leading online provider of graphic design services and printed products to small businesses and consumers worldwide. We believe that the strength of our solution gives us the opportunity not only to capture an increasing share of the existing printing needs in our targeted markets, but also to create new market demand in these previously underserved markets by making available customized and high-quality graphic design services and printed products at affordable prices. In order to accomplish this objective, we intend to implement a number of initiatives, including:

Expand Customer Base

We intend to expand our extensive customer base by continuing to promote VistaPrint and the VistaPrint brand as the source for high-quality graphic design, Internet printing and premium service. Over the past two years, we have regularly expanded our customer base at the rate of over 100,000 new customers per month. We acquire new customers through direct marketing using the Internet, e-mail, traditional direct mail marketing methods and viral and word of mouth marketing. We offer a satisfying, rewarding, service-rich experience founded on customer interaction with our customer service and design representatives. We believe that this distinguishes the VistaPrint customer experience from the typical on-line, e-commerce customer experience. We intend to constantly seek ways to facilitate and improve the customer care and design process in an effort to convert a greater percentage of visitors to our websites into customers and to generate additional repeat customers.

Address Additional Markets

We intend to target the following additional business opportunities:

•	International—For the fiscal year ended June 30, 2005, revenues generated from non-United States websites accounted for approximately 27% of our total revenues. We believe that we have significant opportunity to expand our revenues both in the countries we currently service and in additional countries worldwide. In the markets we currently serve, we intend to intensify marketing efforts and expand customer service and support options. In addition, we intend to further extend our geographic and international scope by continuing to introduce localized websites in different countries and languages and by offering graphic design content specific to local markets.

•	Consumer—We intend to further penetrate the consumer market. We believe that our customer support, sales and design services are differentiating factors that make purchasing from us an attractive alternative for individual consumers. We intend to add new products and services targeted at the consumer market and we believe that the economies of scale provided by our large print order volumes and integrated design and production facilities will enable us to expand our consumer business profitably.

•	Strategic Alliances—We intend to develop strategic relationships to expand our marketing and sales channels. We have established co-branded or private branded websites with Advanta Bank Corp., Monster.com and Checks Unlimited. We seek to use these relationships to market our products and services to customers of these other parties, attract additional customers to our websites, and further promote the VistaPrint brand.

Increase Sales to Existing Customers

We seek to increase both our average order size and the lifetime value we receive from a customer by expanding our product and service offerings, increasing up-selling and cross-selling efforts and continuing to improve and streamline our design and ordering processes. We currently generate a majority of our revenues from returning customers, and typically realize higher average order values from these customers compared to first time customers. We intend to continue to focus our efforts on improving and integrating the entire customer experience, from the customer’s first visit to our website through the customer’s receipt of the finished printed product. We believe that this direct sales and customer relationship model eliminates inefficiencies and intermediaries that can detract from the overall customer experience and drive up costs, and enables us to more effectively attract and retain customers.

Expand Product and Service Offerings

We launched the VistaPrint.com website in 2000 selling only a limited selection of business cards. Since that time, we have extended our product offerings to cover a wide array of additional business and consumer products, including brochures, datasheets, standard and oversized marketing postcards, invitations, announcements, holiday cards, folded cards, return address labels, calendars, magnets, letterhead and mailing labels. In addition, in 2004, we began offering live, telephone based customer support and free graphic design services to assist customers in designing their products. We plan to continue to expand and enhance our product and service offerings in order to provide a greater selection to our existing customers and to attract new customers seeking different products and services.

Extend Technology Leadership

We believe that technological innovation and the investment we have made in our technology development efforts have been among the principal drivers of our success to date. We hold three United States patents, two European patents and one French patent, have more than 30 patent applications pending in the United States and other countries and have developed a proprietary software suite. We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing our proprietary software suite to maintain that advantage. We have designed our technologies to accommodate planned growth in the number of customer visits, orders, and service and product offerings, with little additional effort other than adding servers and other hardware. We intend to continue to invest in enhancing and refining our existing technologies, creating new technologies, and protecting our proprietary rights. We believe that this investment in technology development will drive further expansion of our service and product offerings, greater efficiencies in the customer’s experience in designing and ordering printed products and improved efficiencies in our production of products and delivery of services.

Enhance Product Quality

By continuously striving to enhance the quality of our products and to manufacture products faster and more efficiently, we believe that we can both increase customer satisfaction and retention and improve our cost efficiencies. We have specifically designed our print manufacturing operations for efficiency and integration with our automated systems. We have implemented rigorous quality controls for our products, but we intend to continue improving the efficiency and quality of our print manufacturing operations through employee training, technological developments and process improvements.

Our Technology

We have standardized, automated and integrated the entire graphic design and print process, from design conceptualization to product shipment, through a number of proprietary technologies, including:

Design and Document Creation Technologies

IntelliContent Document Platform is our document model architecture and technology that employs Internet-compatible data structures to define, process and store product designs as a set of separately searchable, combinable and modifiable component elements. In comparison to traditional document storage and presentation technologies, such as bitmap or PDFs, this architecture provides significant advantages in storing, manipulating and modifying design elements, allowing us to generate customized product design options automatically in real time.

AutoDesign is our software that automatically generates customized product designs in real-time based on key-word searches, enabling professional-looking graphic layouts to be easily and quickly created by customers without graphic arts training.

VistaStudio is our product design and editing software suite that is downloaded to our customer’s computer from our server and runs in the customer’s browser. This browser-based software provides real-time client-side editing capabilities plus extensive system scalability. A wide variety of layouts, color schemes and fonts are provided and over 70,000 high-quality photographs and illustrations are currently available for use by customers in product design. Customers can also upload their own images and logos for incorporation into their product designs.

VistaDesigner is our Internet-based, remote, real-time, co-creativity and project management application and database that enables customers and VistaPrint design agents to cooperatively design a product across the Internet in real-time, while simultaneously engaging in voice communication.

Pre-Press and Print Production Technologies

DrawDocs is our automated pre-printing press technology that prepares customer documents received over the Internet for high-resolution printing. DrawDocs ensures that the high-resolution press-ready version of the customer’s design will produce a printed product that is exactly like the graphic design that was displayed in the customer’s Internet browser.

VistaBridge is our technology that allows us to efficiently store, process and aggregate thousands of Internet print orders every day. The VistaBridge system automates the workflow into our high-volume offset or digital presses by using complex algorithms to aggregate pending individual print jobs having similar printing parameters and combine the compatible orders into a single print job. The VistaBridge technology calculates the optimal allocation of print orders that will result in the lowest production cost but still ensure on-time delivery. We regularly receive in excess of 10,000 orders per day, and we typically have 10,000 to 20,000 individual stored jobs awaiting printing. Our aggregation software regularly scans these pending jobs and analyzes a variety of production characteristics, including quantity, type of paper, size of paper, color versus black and white, single or double-sided print, delivery date, shipping location, type of printing system being used and type of product. The VistaBridge software then automatically aggregates orders with similar production characteristics from multiple customers into a single document image that is transferred to either a digital press or to an automated plating system that produces offset printing plates. For example, in the case of business cards being printed on large offset presses, up to 143 separate customer orders can be simultaneously printed as a single aggregated print file.

Viper is our workflow and production management software for tracking and managing our worldwide production facilities on a networked basis. Viper monitors and manages bar-code driven production batch and order management, pick and pack operations, and addressing and shipping of orders.

Marketing Technologies

Split Run Testing Technology is our software that dynamically assigns our website visitors to test and control groups which can be shown slightly different versions of our website. This technology permits us to evaluate any changes to our websites on a relatively small but still statistically significant test group prior to general release. We then use powerful analytics software to correlate the changes on the site with the visitor’s browsing and purchasing behavior and to compare our margins for a given pair of test and control groups. Our testing engine allows us to run hundreds of these tests simultaneously on our websites, significantly reducing the time to take an idea from concept to full deployment and allowing us to quickly identify and implement the most promising and profitable ideas.

VistaMatch is our software that automatically generates and displays one or more additional customized product designs based upon a customer’s existing design. Design elements and customer information are automatically transferred to the additional design so that customers do not spend additional time searching for other products or templates or re-entering data. For example, if a customer has designed a business card, VistaMatch can automatically generate corresponding letterhead, return address labels, and refrigerator magnets that the customer can add to its order with a single key stroke.

Automated Cross-Sell and Up-Sell is our technology which permits us to show a customer, while the customer is in the process of purchasing a product, marketing offers for one or more additional or related products. We use our technology to dynamically determine the most effective products to offer to customers based on a number of variables including how the customer reached the website, the customer’s purchase history, the contents of the customer’s shopping basket and the various pages within the website that the customer has visited.

Localization/Language Map is our content management system that permits all of our localized websites, and the changes to those websites, to be managed by the same software engine. Text and image components of our web pages are separated, translated and stored in our managed content database. If a piece of content is reused, the desired content automatically appears in its correct language on all websites, enabling our localized websites, regardless of the language or country specific content, to share a single set of web pages that automatically use the appropriate content, significantly reducing our software installation, deployment and maintenance costs.

Customer Recognition/Segmentation is our technology that allows us to identify an inbound caller by their phone number and match that information to that customer’s history from our customer databases. We can then tailor the types of calls that are taken by our customer service and design service agents and dynamically change call flow, scripts, up-sell and cross-sell suggestions to maximize contribution margin per call.

Technology Development

We believe that the quality of our technology gives us an advantage over our competitors and we intend to continue developing and enhancing our proprietary software programs and processes. As of June 30, 2005, more than 40 of our employees were engaged in technology development. Our technology and development expenses were $4.9 million, $8.5 million and $10.8 million in the years ended June 30, 2003, 2004 and 2005, respectively.

We have designed our infrastructure and all of our technologies to accommodate future growth. We have designed our website technologies to scale to accommodate future growth in the number of customer visits, orders, and product and services offerings, with little additional effort other than adding servers and other hardware. Our document and design creation technologies are architected to utilize the processing power of the customer’s computer rather than our servers. This Internet-based architecture makes our applications extremely scalable and offers our customers fast system responsiveness when they are editing their document designs. Our pre-press and print production technologies for aggregating print jobs in preparation for printing are designed to readily scale as we grow and the number of received print orders per day increases. The more individual jobs received in a time period, the more efficiently aggregations, or gangs, of similar jobs can be assembled and moved to the printing system, thereby maximizing the efficient use of the printing equipment and increasing overall system throughput.

Our systems infrastructure, web and database servers are hosted at Cable & Wireless in Bermuda, which provides communication links, 24-hour monitoring and engineering support. Cable & Wireless has its own generators and dual network access points.

Our site systems are operated 24 hours a day, seven days a week and have had historical system uptimes of more than 99.9% other than for scheduled downtime. We believe this solution is highly scalable by adding relatively inexpensive servers and processors. Data is stored on an EMC Corporation dual fiber channel disk array with current capacity to hold 6 terabytes of data expandable to 58 terabytes. We archive our databases daily and store them at a secure facility.

Security is provided at multiple levels in both our hardware and software. We use 128-bit encryption technology for secure transmission of confidential personal information between customers and our web servers. All customer data is held behind firewalls. In addition, customer credit card information is encrypted. We use fraud prevention technology to identify potentially fraudulent transactions.

The Customer Design and Purchase Experience

We recognize that our customers have differing needs, skills, and expertise, and we offer a corresponding range of customer service options. For experienced or computer-savvy customers, our websites offer a full complement of tools and features allowing customers to create a product design or upload their own complete design, and place an order on a completely self-service basis. Those customers who have started the design process but find that they require some guidance or design help can, with the assistance of our customer sales and support personnel, obtain real time design or ordering assistance. Those customers who would like us to prepare designs can call our toll-free graphic design hotline and quickly receive multiple custom designs prepared by our graphic designers.

Designing Online

Customers visiting our websites can select the type of product they wish to design from our broad range of available products. When a product type has been selected, the customer can initiate the design process by using our predefined industry styles and theme categories, by entering one or more keywords in our image search tool, or by uploading the customer’s own design. If the customer chooses to do a keyword search, our automated design logic will, in real time, create and display to the customer a variety of product templates containing images related to the customer’s keyword. When the customer chooses a particular template for personalization, our user-friendly, browser-based product design and editing tools are downloaded from our servers to the customer’s browser program. We enable the customer to quickly and easily perform a wide range of design and editing functions on the selected design, such as:

•	entering and editing text;

•	cropping images or entirely replacing images with other images;

•	repositioning product elements using conventional drag-and-drop functionality;

•	changing fonts or font characteristics;

•	uploading customer images or logos;

•	changing color schemes; and

•	zooming in and out.

Design, Sales and Service Customer Experience

We are committed to providing a high level of customer service and support. We offer e-mail support for customers on all of our localized websites. We augment our e-mail support and our online tools with knowledgeable, English speaking, trained service, sales and design support staff to give customers confidence in us and in our products and services.

Customers that do not want to design themselves or to design online in real-time cooperation with our sales and design personnel can call our design services hotline toll-free and receive free design services. Our agents are trained to be proficient in the use of our design creation software tools. Due to our proprietary design tools and low-cost, high-volume service operations, our cost, design time and revision turn around are significantly less than typically available from traditional graphic designers.

We conduct a short interview process with customers during which we gather information regarding the customer’s design needs and ideas, the business or social image the customer desires to convey, and other information relevant to the design process. Our designers then create customized and professional designs for the customer to review and approve. If necessary, up to three revision cycles are performed by our designers at no charge to the customer. Customers can select from the various design options and place orders for printed products incorporating the chosen designs.

Our customer support, sales and design center is located in Montego Bay, Jamaica and was staffed by over 175 service and design agents as of June 30, 2005. Using our proprietary design software applications, combined with voice over internet protocol telephone transmission technology and call center management tools, our agents and designers provide a service-rich customer experience. Calls typically are answered in less than 30 seconds and our agents are available to provide assistance via telephone five days a week, from 8 a.m. to midnight Eastern time.

Post-Design Check-Out Process

Customers purchasing printed products check out either via a standard e-commerce self-service shopping basket or by providing their order and payment information via telephone to one of our service agents. We offer a variety of secure payment methods, with the payment options varying to meet the customs and practices of each of our localized sites. All of our orders require pre-payment, whether by credit or debit card, check, money order or wire transfer. During the check-out process, customers are also typically presented with offers for additional products and services from us and our marketing partners. Using our automated VistaMatch product design capabilities, customers who designed products using our content can be shown images of automatically generated matching products. For example, a customer purchasing business cards can automatically be shown matching return address labels, magnets, calendars, calendar magnets and similar products. Each of these automatically generated product offers can be quickly and simply added to the customer’s order with a single key stroke.

The Print Manufacturing and Delivery Process

As orders are received, we automatically route printing jobs, aggregated by our VistaBridge technology, to the type and location of printing system that is most appropriate and cost efficient for the type of product. Products ordered in quantities of 250 or more, such as business cards, postcards, letterhead and the like, are typically produced using a single pass on state of the art automated, high-volume, four color offset professional quality printing presses. Products produced in smaller quantities or using special materials, such as holiday cards, invitations, return address labels, and magnets, are typically produced on digital presses, although we may print as few as 50 of a given product on offset presses. In almost all cases, individual orders from multiple different customers are aggregated to create larger print jobs, allowing multiple orders to be simultaneously produced. Once printed, the individual product orders are separated using computerized robotic cutting systems, assembled, packaged and addressed using proprietary software-driven processes, and shipped to the customer. Requiring as little as 60 seconds of production labor per order, versus an hour or more for traditional printers, this process enables us to print many high-quality customized orders using a fraction of the labor of typical traditional printers. Our quality control systems are designed around the principles of world class manufacturing to ensure that we consistently deliver premium, high-quality products.

Our proprietary Viper software, state of the art automation and software from our suppliers combine to integrate and automate all aspects of the printing process, including:

•	the pre-press process, during which digital files are transferred directly from our computer servers to the print plate creation system at the appropriate printing facility, or, in the case of digital printers, directly to the printing press;

•	automatic plate loading systems that eliminate all manual steps other than a quick ‘toaster like’ insertion and removal of plates;

•	automatic ink key setting whereby ink fountain keys, which control color application, are set automatically from an analysis of the pixelized data used to image plates;

•	cutting and finishing, during which products are cut to size using computerized, robotic cutters; and

•	software driven assembly, packaging, sorting and shipping of the final orders.

Sales and Marketing

We employ sophisticated direct marketing technologies and management practices to acquire our customers via direct marketing using the Internet, e-mail, and traditional direct marketing mailings. In addition, many of the products that we print for customers contain the VistaPrint logo and reference our website. Because our products, by their nature, are purchased by our customers for the purpose of being further distributed to business or personal contacts, the appearance of our brand on the products yields broad and ongoing distribution and visibility of our brand and presents the opportunity for beneficial viral and word of mouth advertising.

We have developed tools and techniques for measuring the result of each direct marketing provider and of each marketing message or product offer. In addition, our customer split run testing technology allows us to divide prospective or returning customers visiting our websites into sub-groups that are presented with different product selections, prices and/or marketing messages. This allows us to test or introduce new products on a limited basis, test various price points on products and services or to test different marketing messages related to product or service offerings.

We place advertisements on the websites of companies such as AOL and MSN, contract for targeted e-mail marketing services from vendors such as AzoogleAds.com and MyPoints, and contract for placement on leading search engines such as Google and Yahoo!. We maintain affiliate programs under which we permit program members to include hyperlinks to our websites on their sites and in promotional materials and pay program members for sales generated through those links.

In addition, we have arrangements with Advanta Bank Corp., Monster.com, and Checks Unlimited, under which we create co-branded or private branded versions of our websites. In general, these arrangements involve payment of a commission or revenue share to these companies for sales of our products and services generated through these websites.

Intellectual Property

Protecting our intellectual property rights is part of our strategy for continued growth and competitive differentiation. We seek to protect our proprietary rights through a combination of patent, copyright, trade secret, and trademark law and contractual restrictions, such as confidentiality agreements and proprietary rights agreements. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information.

We currently hold three issued United States patents, two issued European patents, and one issued French patent. Subject to our continued payment of required patent maintenance fees, our currently issued patents will expire between December 2016 and April 2020. In addition, we currently have more than 30 patent applications pending in the United States and other countries and we intend to pursue corresponding patent coverage in additional countries to the extent we believe such coverage is justified, appropriate, and cost efficient. Our issued patents relate generally to our automated process for receiving and aggregating multiple individual print jobs to create larger print jobs and to the use of downloadable document creation software that executes in a client browser. Our pending patent applications relate to various aspects of our business including systems and methods employed in our VistaStudio technology, our VistaBridge technology, our support, sales and design technology, and our marketing software systems.

We have received a letter from attorneys representing Daniel Keane, the chief executive officer of Mod-Pac, our North American printing supplier, and the brother of Robert Keane, our chief executive officer, claiming an inventorship interest in our issued United States patent relating to printing aggregation. If Daniel Keane were to commence an action to assert this claim and were successful in establishing co-inventorship, he would be able to use, and license to others the right to use, this patent without paying any compensation to us. We have informed Daniel Keane that we believe he does not qualify as a co-inventor, but there can be no assurances that he will not commence a formal action or that, if commenced, we will be successful in defending against such action. Similarly, Daniel Keane may claim inventorship in our other patents or pending applications relating to printing aggregation and may accordingly obtain an interest in these other patents and pending applications.

We have received letters from third parties that state that these third parties have patent rights that cover aspects of the technology that we use in our business and that the third parties believe we are obligated to license. If any parties successfully claim that our sale, use, manufacturing or importation of technologies infringes upon their intellectual property rights, we might be forced to pay damages and attorney’s fees. Additionally, if we are found to have willfully infringed a third parties’ patent, we may be liable for treble damages and a court could enjoin us from performing the infringing activity. Thus, the situation could arise in which our ability to use certain technologies would be restricted by a court order.

Our primary brand is “VistaPrint.” We hold trademark registrations for the VistaPrint trademark in 15 jurisdictions, including registrations in our major markets of the United States, the European Union, Canada and Japan. Additional applications for the VistaPrint mark are pending.

The content of our websites and our downloadable software tools are copyrighted materials protected under international copyright laws and conventions. These materials are further protected by the Terms of Use posted on each of our websites, which customers acknowledge and accept during the purchase process. We currently own or control a number of Internet domain names used in connection with our various websites, including VistaPrint.com and related names. Most of our localized sites use local country code domain names, such as VistaPrint.it for our Italian site.

Competition

The market for graphic design and print services is large, evolving and highly competitive. We compete on the basis of breadth of product offerings, price, convenience, print quality, design content, design options and tools, customer and design services, ease of use, and production and delivery speed. It is our intention to offer high-quality design and print at the lowest price point of any competitor in our market. Our current competition includes one or a combination of the following:

•	self-service desktop design and publishing using personal computer software such as Broderbund PrintShop, together with a laser or inkjet printer and specialty paper. We believe that we offer a wider breadth of product offerings, significantly greater convenience, far greater design and customization options, superior service and higher quality printed products than the self-service alternative;

•	traditional printing and graphic design companies. We believe that we offer significantly better prices, faster turnaround and delivery times, substantially greater convenience, and comparable print quality;

•	office supplies and photocopy retailers such as Office Depot, FedEx Kinko’s, OfficeMax and Staples. We believe that we offer a significantly broader product selection, superior design and customization options, superior customer service and higher quality graphic design and printed products than these competitors;

•	wholesale printers such as Taylor Corporation and Business Cards Tomorrow. We believe that we offer better pricing for the small business and consumer buyer, higher quality graphic design and printing, faster service and superior design and customization options; and

•	other online printing and graphic design companies. We are aware of dozens of online print shops that provide some printing products and services similar to ours. Further, we are aware of hundreds of online businesses that offer some limited custom printing services. We believe that we offer a greater breadth of product offerings, superior print quality, better design and customization options and prices that are comparable to or lower than most other online print and graphic design providers.

The level of competition is likely to increase as current competitors improve their offerings and as new participants enter the market or as industry consolidation develops. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic alliances to provide graphic design and printing services with larger, more established and well-financed companies. Some of our competitors may be able to enter into these alliances on more favorable terms than we could obtain. Additionally, these competitors have research and development capabilities that may allow them to develop new or improved services and products that may compete with the services and products we market. New technologies and the expansion of existing technologies, such as websites, e-mails and electronic files, which may serve as substitutes for printed products, may increase competitive pressures on us. Increased competition may result in reduced operating margins as well as loss of market share and brand recognition. We may be unable to compete successfully against current and future competitors, and competitive pressures facing us could harm our business and prospects.

Government Regulation

We are not currently subject to direct national, federal, state, provincial or local regulation other than regulations applicable to businesses generally or directly applicable to online commerce. The European Union, however, has extensive personal data privacy, electronic mail solicitation and other directives. Several states of the United States have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. We do not currently provide individual personal information regarding our users to third parties without the user’s permission.

Employees

As of June 30, 2005, we had 400 full-time employees, of which 152 were employed in Lexington, Massachusetts, United States; 21 in Venlo, the Netherlands; 34 in Windsor, Ontario, Canada; and 193 in Montego Bay, Jamaica. None of our employees are represented by a labor union or covered by a collective bargaining agreement, except that we are required to provide 18 of our employees in our

Venlo facility with compensation and benefits equal to or greater those provided in a collective bargaining agreement covering employees in the Dutch printing trade. We have not experienced any work stoppages and believe that relations with all of our employees are good.

Facilities

Our registered office is in Hamilton, Bermuda. We have constructed two computer integrated manufacturing print facilities for the production of our products. Our 68,000 square foot facility located in Windsor, Ontario, Canada services the North American market. Our 54,000 square foot facility located in Venlo, the Netherlands services markets outside of North America. Our technology development, marketing, finance and administrative offices are located in Lexington, Massachusetts, United States. We operate a customer design, sales and service center in Montego Bay, Jamaica. Our web servers are located in data center space at a Cable & Wireless co-location and hosting facility in Devonshire, Bermuda.

We own the real property associated with our printing facilities in the Netherlands and Canada. The real property and facilities we own are listed below:

Location	Square Feet	Type
Venlo, the Netherlands	54,000	Manufacturing and office
Windsor, Ontario, Canada	68,000	Manufacturing and office

We currently sublease approximately 13,000 of the total square feet at our Venlo, the Netherlands facility under a sublease expiring September 30, 2005.

The properties we lease are listed below:

Location	Square Feet	Type	Lease Expires
Lexington, MA, USA	55,924	Office	April 30, 2007
Montego Bay, Jamaica	20,000	Office and design, sales and service center	April 30, 2006

We sublease approximately 4,614 of the total square feet we lease at our Lexington, Massachusetts facility to a third party under a sublease expiring in April 2007.

We believe that the total space available to us in our facilities and under our current leases and co-location arrangements will meet our needs for the foreseeable future, and that additional space would be available to us on commercially reasonable terms if it were required.

Legal Proceedings

One of our subsidiaries and our predecessor corporation were named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court. The complaint alleged that the shipping and handling fees we charge for free products are excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005 and on June 17, 2005 gave final approval to the settlement. Under the terms of the settlement, we have agreed to change the term ‘shipping and handling’ to ‘shipping and processing’ on our websites, to provide all class members who purchase business cards from us for a two year period, the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs’ counsel. In August 2005, a class member filed an appeal of the court’s decision and we are unable to express an opinion as to the likely outcome of this appeal.

We are not currently party to any other material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

Our directors and executive officers, and their ages and positions as of June 30, 2005, are set forth below:

Directors and Executive Officers	Age	Position(s)
Robert S. Keane	42	President, Chief Executive Officer and Chairman of the Board of Directors

Anne S. Drapeau	39	Executive Vice President and Chief People Officer, VistaPrint USA, Incorporated

Paul C. Flanagan	40	Executive Vice President and Chief Financial Officer, VistaPrint USA, Incorporated

Janet F. Holian	45	Executive Vice President and Chief Marketing Officer, VistaPrint USA, Incorporated

Alexander Schowtka	41	Executive Vice President and Chief Operating Officer, VistaPrint USA, Incorporated

Daniel Ciporin*‡	47	Director

Fergal Mullen†	38	Director

George M. Overholser†	45	Director and Deputy Chairman of the Board of Directors

Louis Page*	39	Director

Richard T. Riley*‡	49	Director

*	Member of Audit Committee
†	Member of Compensation Committee
‡	Member of Nominating and Corporate Governance Committee

Robert S. Keane is the founder of VistaPrint and has served as our President and Chief Executive Officer and Chairman of our board of directors since he founded the Company in January 1995. From 1988 to 1994, Mr. Keane was an executive at Flex-Key Corporation, an OEM manufacturer of keyboards, displays and retail kiosks used for desktop publishing, most recently as General Manager. Mr. Keane earned an A.B. in economics from Harvard College in 1985 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

Anne S. Drapeau has served as Executive Vice President and Chief People Officer of VistaPrint USA, Incorporated, our wholly-owned subsidiary, since September 2005. From March 1997 to August 2005, Ms. Drapeau held management positions at Digitas, Inc., a marketing and technology professional services firm, most recently serving as Executive Vice President and Chief People Officer. Before joining Digitas, Ms. Drapeau held a variety of strategy and management positions at FTD, Inc., PepsiCo, Inc. and JP Morgan. Ms. Drapeau earned a B.S. in Chemical Engineering from Bucknell University in 1988 and an M.B.A. from the Amos Tuck School at Dartmouth in 1992.

Paul C. Flanagan has served as Executive Vice President and Chief Financial Officer of VistaPrint USA, Incorporated since he joined the Company in February 2004. From 1999 through July 2003, Mr. Flanagan served in a variety of executive positions at StorageNetworks, Inc., a data storage services and software provider, including Chief Financial Officer and, most recently, Chief Executive

Officer. From 1997 through 1999, Mr. Flanagan served as Vice President of Finance for Lasertron, Inc., a manufacturer of fiber optic components for the telecommunications industry. Mr. Flanagan began his career at Ernst & Young LLP, a public accounting firm, in 1986. Mr. Flanagan earned his B.S. in accountancy from Bentley College in 1986 and is a certified public accountant.

Janet F. Holian has served as Executive Vice President and Chief Marketing Officer of VistaPrint USA, Incorporated since she joined us in July 2000. From January 1999 to June 2000, Ms. Holian served as Vice President, Corporate Marketing at Andover.Net, a Linux and Open Source technology portal. Prior to Andover.Net, Ms. Holian held the positions of vice president of marketing at PersonalAudio, Inc. and director of worldwide marketing at MicroTouch Systems Inc. Ms. Holian earned her B.A. in economics and business from Westfield State College in 1981 and completed the Tuck Executive Program at the Amos Tuck School of Business at Dartmouth College in 1995.

Alexander Schowtka has served as Executive Vice President and Chief Information Officer of VistaPrint USA, Incorporated since he joined us in January 2000 and, since March 2004, he has held the position of Chief Operating Officer. From March 1990 to December 1999, Mr. Schowtka was with Accenture Ltd., a management consulting firm, most recently as a partner in Accenture’s financial services practice. Mr. Schowtka earned his M.S. in computer science from Hamburg University in Germany in 1990 and his M.B.A. from INSEAD in Fontainebleau, France in 1994.

Daniel Ciporin has served as a member of our board of directors and as a member of our Audit Committee and Nominating and Corporate Governance Committee since September 2005. From January 1999 through June 2005, Mr. Ciporin served as the Chief Executive Officer of Shopping.com Ltd., a publicly traded comparison shopping service, and then as Chairman before Ebay acquired Shopping.com Ltd. in August 2005. Prior to joining Shopping.com Ltd., Mr. Ciporin served as senior vice president of MasterCard International, responsible for global debit services. Mr. Ciporin earned his B.A. degree at the Woodrow Wilson School of Public and International Affairs from Princeton University in 1980 and his M.B.A. from the Yale School of Management in 1986.

Fergal Mullen has served as a member of our board of directors since August 2003, as a member of our Audit Committee from August 2003 through July 2005 and a member of our Compensation Committee since July 2005. Mr. Mullen is a General Partner of Highland Capital Partners, a venture capital firm, and has been employed by Highland Capital Partners since 2002. From July 2000 to November 2001, Mr. Mullen was a founding partner with RSA Securities, a venture capital fund. Mr. Mullen, from 1995 to 2000, served as Senior Vice President of Cambridge Technology Partners, a consulting firm. Mr. Mullen earned his B.S. in electrical engineering and B.A. in business economics from Brown University in 1989 and his M.B.A. from Harvard Business School in 1995.

George M. Overholser has served as a member of our board of directors since July 2004, as Deputy Chairman of our board of directors since October 2004, and as a member of our Compensation Committee since July 2005. Since founding North Hill Ventures, a venture capital firm, in 1999, Mr. Overholser served as a principal. From 1994 to 1999, Mr. Overholser was Head of Strategy and New Business Development for Capital One, Inc., a company specializing in consumer lending. Mr. Overholser earned his A.B. in physics from Harvard College in 1982 and his M.B.A. from Stanford Graduate School of Business in 1987.

Louis Page has served as a member of our board of directors since September 2000. Mr. Page has served as a member of the Audit Committee since September 2000 and as Chairman of the Audit Committee since July 2005. From April 2002 through July 2004, Mr. Page also served as a vice president of the company without remuneration. Mr. Page has served as President and General Partner of Window to Wall Street, a venture capital firm, since October 1995. Mr. Page earned his B.S. in Finance from Bryant College in 1989 and is a chartered financial analyst (CFA).

Richard T. Riley has served as a member of our board of directors since February 2005 and as a member of our Audit Committee and Nominating and Corporate Governance Committee since July      2005. Since February 2005, Mr. Riley has served as President, Chief Operating Officer and as a member of the board of directors of Lojack Corporation, a publicly-traded corporation and provider of stolen vehicle recovery technology. From 1997 through 2004, Mr. Riley held a variety of positions with New England Business Service, Inc., most recently serving as Chief Executive Officer, President, Chief Operating Officer and director. Mr. Riley earned his BBA in Accounting from the University of Notre Dame in 1978 and is a certified public accountant.

Board of Directors

We have a board of directors consisting of six members. In accordance with our amended and restated bye-laws, which will become effective upon completion of this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of two class I directors: George Overholser and Fergal Mullen; two class II directors: Richard Riley and Louis Page; and two class III directors: Robert Keane and Daniel Ciporin. Notwithstanding the foregoing, the initial terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual general meeting of shareholders held during the calendar years 2006, 2007 and 2008, respectively. Thereafter, at each annual general meeting of shareholders, directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

In addition, our amended and restated bye-laws, which will become effective upon the closing of this offering, will provide that the number of directors may be changed only by resolution approved by the board of directors.

Each of our directors currently serves on the board of directors pursuant to the voting provisions of the third amended and restated investors’ rights agreement between us and certain of our shareholders. The voting provisions of the investors’ rights agreement will terminate upon the closing of this public offering. There are no family relationships among any of our directors or officers.

Board Committees

The board of directors has established three standing committees—Audit, Compensation, and Nominating and Corporate Governance—each of which operates under a charter that has been approved by the board.

The board of directors has determined that, except as described below with respect to Louis Page’s service on the Audit Committee, all of the members of each of the board’s three standing committees are independent as defined under the rules of the Nasdaq Stock Market and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Mr. Page served as a vice president of VistaPrint Limited from 2002 through July 2004 without remuneration.

Audit Committee

The Audit Committee’s responsibilities include:

•	appointing of our registered public accounting firm, subject to shareholder approval;

•	approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including the receipt and consideration of certain reports from the firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	in conjunction with our CEO, evaluating the performance of our Chief Financial Officer;

•	meeting independently with our registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

The members of the Audit Committee are currently Louis Page, Daniel Ciporin and Richard Riley. The board of directors has determined that Mr. Page, who will act as Chairman, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K.

Compensation Committee

The Compensation Committee’s responsibilities include:

•	coordinating an annual review and approval by the board of corporate goals and objectives relevant to CEO performance;

•	determining the CEO’s compensation;

•	reviewing and approving, or making recommendations to the board with respect to, the compensation of our other executive officers;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

The members of the Compensation Committee are currently Fergal Mullen and George Overholser.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	in conjunction with the CEO, reviewing and making recommendations to the board with respect to CEO succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

The members of the Nominating and Corporate Governance Committee are Richard Riley and Daniel Ciporin.

From time to time, the board may establish other committees to facilitate the management of our business.

Director Nomination Process

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the board.

In considering whether to recommend any particular candidate for inclusion in the board’s slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all shareholders. The committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

Shareholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the shareholder or group of shareholders making the recommendation has beneficially owned more than 5% of our common shares for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Corporate Secretary, VistaPrint Limited, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, with a copy to General Counsel, VistaPrint USA, Incorporated, 100 Hayden Avenue, Lexington, MA 02421. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate shareholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Compensation of Directors

Non-employee directors are eligible to participate in our 2005 non-employee director share plan. Pursuant to this plan, each non-employee board member who joins the board after the closing of this offering is eligible to receive a share option to purchase a number of common shares with a fair value equal to $150,000, up to a maximum of 50,000 shares, upon his or her initial appointment or election to the board. All non-employee directors are also eligible to receive a share option to purchase a number of common shares with a fair value equal to $50,000, up to a maximum of 12,500 shares, at each year’s annual general meeting at which he or she serves as a director beginning with the annual general meeting to be held in 2006. The fair value of each share option is determined by the board of directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the share options. Options granted under this plan vest at a rate of 8.33% per quarter so long as the optionholder continues to serve as a director of the Company on such vesting date. Each option terminates upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common shares on the date of grant.

In July 2004, we granted an option to purchase 40,000 common shares under our amended and restated 2000-2002 share incentive plan to George Overholser, a non-employee director. The exercise price for this option was $4.11 per share, the fair market value of our common shares on the date of grant as determined by our board of directors. In February 2005, we granted an option to purchase 40,000 common shares under our amended and restated 2000-2002 share incentive plan to Richard

Riley, a non-employee director. The exercise price for this option was $4.11 per share, the fair market value of our common shares on the date of grant as determined by our board of directors. In addition, immediately prior to this offering, we granted an option to Mr. Ciporin to purchase 40,000 common shares under our 2005 Equity Incentive Plan at an exercise price equal to the initial public offering price of $12.00 per share. Each of the above referenced options vests as to 25% of these shares one year after the date of grant, and 6.25% per quarter thereafter, so long as these individuals continue to serve as directors of the Company on the date of vesting.

We have not historically provided cash compensation to any director for his or her services as a director. Effective upon the closing of this offering, each non-employee director will receive an annual retainer of $12,000 per year, payable in quarterly increments, plus $3,000 for each regularly scheduled meeting of the board that the director physically attends and $3,000 annually for each committee on which the director serves. In addition, directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of the Company or any subsidiary of the Company.

Executive Compensation

The table below sets forth the total compensation paid or accrued for the fiscal year ended June 30, 2005 for our chief executive officer and each of our three other executive officers who were serving as executive officers on June 30, 2005. We refer to these officers as our named executive officers.

Summary Compensation Table

Name and Principal Positions	Annual Compensation		Long-Term Compensation Awards	All Other Compensation (1)
	Salary	Bonus	Securities Underlying Options
Robert S. Keane President, Chief Executive Office and Chairman of the Board	$316,392	$310,000	700,000	$7,542

Paul C. Flanagan Executive Vice President and Chief Financial Officer VistaPrint USA	200,000	93,000	350,000	6,150

Janet F. Holian Executive Vice President and Chief Marketing Officer VistaPrint USA	200,000	110,425	350,000	6,150

Alexander Schowtka Executive Vice President and Chief Operating Officer VistaPrint USA	220,000	155,000	350,000	6,140

(1)	Represents matching contributions under VistaPrint USA’s 401(k) deferred savings retirement plan and, for Mr. Keane, payment of health club membership fees.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to share options granted to each of our named executive officers during the fiscal year ended June 30, 2005.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term (3)
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted in Fiscal 2005	Exercise Price Per Share (2)	Expiration Date
					5%	10%
Robert S. Keane	700,000	17.31%	$12.33	5/31/2015	$5,051,715	$13,156,437
Paul C. Flanagan	350,000	8.66%	12.33	5/31/2015	2,525,857	6,578,218
Janet F. Holian	350,000	8.66%	12.33	5/31/2015	2,525,857	6,578,218
Alexander Schowtka	350,000	8.66%	12.33	5/31/2015	2,525,857	6,578,218

(1)	Share options granted to our executive officers vest as to 25% on May 1, 2006 and in equal installments of 6.25% at the end of each three-month period thereafter.
(2)	The exercise price per share was determined to be equal to or higher than the fair market value of our common shares as valued by our board of directors on the date of grant.
(3)	Amounts reported in these columns represent amounts that may be realized upon exercise of the share options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common shares over the term of the share options, net of exercise price. In accordance with SEC rules and regulations, these amounts have been determined by multiplying the aggregate number of common shares underlying options by the difference between the initial public offering price of $12.00 per share and the exercise price for those common shares. Actual gains, if any, on share option exercises and common share holdings are dependent on the timing of the exercise and the future performance of our common shares.

Option Exercises and Fiscal Year-End Option Values

The following table sets forth certain information for each of the named executive officers regarding unexercised options held by them as of June 30, 2005. There was no public trading market for our common shares as of June 30, 2005. Accordingly, as permitted by the rules of the Securities and Exchange Commission, amounts described in the following table under the heading “Value of Unexercised In-The-Money Options at June 30, 2005” are determined by multiplying the number of shares underlying the options by the difference between the initial public offering price of $12.00 per share and the per share option exercise price. None of the named executive officers exercised options during the fiscal year.

	Number of Securities Underlying Unexercised Options as of June 30, 2005		Value of Unexercised In-The- Money Options at June 30, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert S. Keane	284,375	815,625	$2,931,019	$949,781
Paul C. Flanagan	93,750	556,250	739,688	1,627,313
Janet F. Holian	257,187	407,813	2,724,455	474,895
Alexander Schowtka	654,060	410,940	6,991,205	508,945

Employment Arrangements and Change of Control Provisions

We have entered into executive retention agreements, dated as of December 1, 2004, with each of:

•	Robert Keane, president and chief executive officer;

•	Paul Flanagan, executive vice president and chief financial officer;

•	Janet Holian, executive vice president and chief marketing officer; and

•	Alexander Schowtka, executive vice president and chief operating officer.

On September 12, 2005, we entered into an executive retention agreement with Anne Drapeau, our executive vice president and chief people officer.

Mr. Keane’s executive retention agreement provides that, in the event his employment is terminated by us without cause, as defined in the agreement, or he terminates his employment for good reason, as defined in the agreement, he will receive severance payments equal to one year’s salary and bonus, based upon the highest annual salary and bonus paid or payable to Mr. Keane during the five-year period prior to his termination, and all other employment related benefits for one year following such termination. Mr. Keane’s agreement also provides that, upon a change of control, as defined in the executive retention agreement, all share options granted to Mr. Keane will accelerate and become fully vested and, if Mr. Keane’s employment is subsequently terminated following the change of control by the successor company without cause or Mr. Keane terminates his employment for good reason, he will have one year from the date of termination in which to exercise certain of the unexercised options he holds.

The executive retention agreements with Messrs. Flanagan and Schowtka, Ms. Holian and Ms. Drapeau provide that, in the event the executive’s employment is terminated by us without cause, as defined in the agreements, or by the executive for good reason, as defined in the agreements, prior to a change of control, as defined in the agreements, the executive will receive severance payments equal to six month’s salary and bonus, based upon the highest annual salary and bonus paid or payable to the executive during the five-year period prior to termination, and all other employment related benefits for six months following such termination. This provision of Ms. Drapeau’s agreement will be effective March 12, 2006. These agreements also provide that, upon a change of control of the company, all share options granted to the executive will accelerate and become fully vested. In addition, if the executive’s employment is terminated by the successor company following the change of control without cause or by the executive for good reason, the severance payment to the executives is increased to one year’s salary and bonus and benefit continuation, and the executive will have one year from the date of termination to exercise certain of the unexercised options he or she holds.

Each executive officer has signed or will sign nondisclosure, invention assignment and non-competition and non-solicitation agreements providing for the protection of our confidential information and ownership of intellectual property developed by such executive officer and post-employment non-compete and non-solicitation provisions.

In September 2005, we entered into indemnification agreements with Messrs. Flanagan and Schowtka, Ms. Holian and Ms. Drapeau that provide such executive with indemnification comparable to that provided under our amended and restated bye-laws that will become effective upon the closing of this offering.

Employee Benefit Plans

Share Based Plans

Amended and Restated 2000-2002 Share Incentive Plan

We initially adopted, and our shareholders initially approved, our Amended and Restated 2000-2002 Share Incentive Plan, which we refer to as the 2000-2002 Plan, in September and October 2000, respectively. As of June 30, 2005, there were an aggregate of 9,000,000 common shares reserved for issuance under the 2000-2002 Plan, of which options to purchase 6,811,544 common shares were outstanding and 1,912,642 shares remained available for future grant. Upon the effective date of this offering, no further grants will be made under the 2000-2002 plan and all shares remaining available for grant will be transferred into the 2005 Equity Incentive Plan and the 2005 Non-Employee Directors’ Share Option Plan discussed below.

The 2000-2002 Plan provides for the grant of incentive share options, nonstatutory share options, share bonuses and restricted share awards, which we collectively refer to as awards. Our and our subsidiaries’ employees, officers, non-employee directors and consultants, are eligible to receive awards, except that incentive share options may be granted only to employees.

Administration.    The board of directors administers the 2000-2002 Plan. The board of directors has delegated to VistaPrint USA, Incorporated the authority to grant options under the 2000-2002 Plan to employees of VistaPrint USA. Subject to the terms of the 2000-2002 Plan, the plan administrator (our board of directors or its authorized delegate) selects the recipients of awards and determines the:

•	number of common shares covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

•	type of award and the price and method of payment for each such award;

•	exercise price or purchase price of awards; and

•	duration of options.

Incentive Share Options.    Incentive share options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and are granted pursuant to incentive share option agreements. The plan administrator determines the exercise price for an incentive share option, which may not be less than 100% of the fair market value of the shares underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive share options granted to employees who own, or are deemed to own, more than 10% of our voting shares, must have an exercise price not less than 110% of the fair market value of the shares underlying the option determined on the date of grant.

Nonstatutory Share Options.    Nonstatutory share options are granted pursuant to nonstatutory share option agreements. The plan administrator determines the exercise price for a nonstatutory share option.

Transfer of Options.    Incentive share options are not transferable other than by will or the laws of descent and distribution. A nonstatutory share option generally is not transferable other than by will or the laws of descent and distribution unless the nonstatutory share option agreement provides otherwise.

Restricted Share and Other Share Based Awards.    Restricted share and other share based awards may be granted on such terms as may be approved by the plan administrator. Rights to acquire shares under a restricted share or other share based award may be transferable only to the extent provided in award agreement.

Changes to Capital Structure.    In the event of certain changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

Effect of a Change in Control.    In the event of a reorganization or change of control event, as each such term is defined in the 2000-2002 plan, all outstanding share awards under the 2000-2002 Plan may be assumed or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity does not assume or substitute for such awards, then, the vesting and exercisability of outstanding awards will accelerate in full, and, unless exercised, the awards will terminate immediately prior to the occurrence of the corporate transaction.

In the event that any surviving or acquiring entity either assumes all outstanding share awards under the 2000-2002 incentive plan or substitutes other awards for the outstanding share awards, the vesting of such assumed or substituted awards may be accelerated if the awardholder is subsequently terminated from employment. If the awardholder is terminated without cause or terminates his or her employment for good reason within twelve months following the corporate transaction, 50% of the unvested portion of the awards held by the awardholder will accelerate and become immediately exercisable.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan, which we refer to as the incentive plan, in July 2005 and our shareholders approved the incentive plan in August 2005. The incentive plan will become effective upon the effective date of this offering. The common shares that may be issued pursuant to awards granted under the incentive plan shall be all those common shares available for grant under the 2000-2002 plan as of the effective date of this offering minus 160,000, representing a portion of the shares which will be allocated to the 2005 Non-Employee Directors’ Share Option Plan, which amount will be increased annually on April 1st of each year, from 2006 until 2015, by a maximum of 500,000 shares, up to a total aggregate maximum of 2,000,000 additional shares. However, the board of directors has the authority to designate a smaller number of shares by which the number of common shares issuable under the incentive plan will be increased, including determining that the number of common shares issuable under the incentive plan will not be increased in any given year. As of the date hereof, no awards for common shares have been issued under the incentive plan.

The following types of shares issued under the incentive plan may again become available for the grant of new awards under the incentive plan: restricted shares issued under the incentive plan or the 2000-2002 plan that are repurchased prior to becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option by means of a net exercise; shares repurchased or otherwise acquired to satisfy withholding tax obligations in connection with option exercises; and shares subject to awards issued under the incentive plan or the 2000-2002 plan that have expired or otherwise terminated without having been exercised in full. Shares issued under the incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

The incentive plan provides for the grant of incentive share options, nonstatutory share options, restricted share awards, share appreciation rights, restricted share units, and other forms of equity compensation, which we collectively refer to as awards in connection with the incentive plan. Our and our subsidiaries’ employees, officers, non-employee directors and consultants, are eligible to receive awards, except that incentive share options may be granted only to employees.

Administration.    The board of directors will administer the incentive plan. The board of directors may delegate authority to administer the incentive plan to a committee or a designee of the board of directors. Subject to the terms of the incentive plan, the plan administrator (our board of directors, its authorized committee or its designee) selects the recipients of awards and determines the:

•	number of common shares covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable;

•	type of award and the price and method of payment for each such award;

•	exercise price or purchase price of awards; and

•	duration of options.

Incentive Share Options.    Incentive share options are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and are granted pursuant to incentive share option agreements. The plan administrator determines the exercise price for an incentive share option, which may not be less than 100% of the fair market value of the shares underlying the option determined on the date of grant. Notwithstanding the foregoing, incentive share options granted to employees who own, or are deemed to own, more than 10% of our voting shares, must have an exercise price not less than 110% of the fair market value of the shares underlying the option determined on the date of grant.

Nonstatutory Share Options.    Nonstatutory share options are granted pursuant to nonstatutory share option agreements. The plan administrator determines the exercise price for a nonstatutory share option, which may not be less than the fair market value of the shares underlying the option determined on the date of grant.

Transfer of Options.    Incentive share options are not transferable other than by will or the laws of descent and distribution. Generally, an optionee may not transfer a nonstatutory share option other than by will or the laws of descent and distribution unless the nonstatutory share option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Restricted Share Awards.    Restricted share awards are granted pursuant to restricted share award agreements. The purchase price for restricted share awards must be at least equal to the par value of the common shares. Restricted Share Awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Rights to acquire shares under a restricted share award may be transferable only to the extent provided in a restricted share award agreement.

Share Appreciation Rights.    Share appreciation rights are granted pursuant to share appreciation right agreements. A share appreciation right granted under the incentive plan vests at the rate specified in the share appreciation right agreement.

The plan administrator determines the term of share appreciation rights granted under the incentive plan. If a participant’s relationship with us, or any of our affiliates, ceases for any reason, any unvested share appreciation rights will be forfeited and any vested share appreciation rights will be automatically redeemed.

Other Equity Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common shares.

Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

Changes in Control.    In the event of a reorganization or change of control event, as such terms are defined in the incentive plan, all outstanding options and other awards under the incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by participants will be accelerated and such awards will be terminated if not exercised prior to the effective date of the corporate transaction. Restricted share awards may have their repurchase rights assigned to the surviving or acquiring entity. If such repurchase rights are not assigned, then such awards will become fully vested.

In the event that any surviving or acquiring entity either assumes all outstanding share awards under the incentive plan or substitutes other awards for the outstanding share awards, the vesting of such assumed or substituted awards may be accelerated if the awardholder is subsequently terminated from employment. If the awardholder is terminated without cause or terminates his or her employment for good reason within twelve months following the corporate transaction, 50% of the unvested portion of the awards held by the awardholder will accelerate and become immediately exercisable.

2005 Non-Employee Directors’ Share Option Plan

Our board of directors adopted our 2005 Non-Employee Directors’ Share Option Plan, which we refer to as the directors’ plan, in July 2005 and our shareholders approved the directors’ plan in August 2005. The directors’ plan will become effective upon the effective date of this offering. The aggregate number of common shares that may be issued pursuant to options granted under the directors’ plan is 250,000 shares, which represents 160,000 common shares previously reserved for issuance under 2000-2002 plan plus an additional 90,000 shares, and which amount will be increased annually on July 1st of each year, from 2006 and until 2015, by the number of common shares subject to options granted during the prior calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the number of common shares issuable under the directors’ plan will be increased. As of the date hereof, no options to acquire common shares have been issued under the directors’ plan.

The directors’ plan provides for the automatic grant of nonstatutory share options to purchase common shares to our non-employee directors.

Administration.    The board of directors will administer the directors’ plan. The exercise price of the options granted under the directors’ plan will be equal to the fair market value of the underlying common shares on the date of grant. Options granted under the directors’ plan generally are not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if the transfer is to the optionee’s employer or its affiliate.

Automatic Grants.    Non-employee directors are eligible to participate in the directors’ plan. Pursuant to this plan, each non-employee board member who joins the board after the closing of this offering is eligible to receive a share option to purchase a number of common shares with a fair value equal to $150,000, up to a maximum of 50,000 shares, upon his or her initial appointment or election to the board. All non-employee directors are also eligible to receive a share option to purchase a number of common shares with a fair value equal to $50,000, up to a maximum of 12,500 shares, at each year’s annual general meeting at which he or she serves as a director beginning with the annual general meeting to be held in 2006. The fair value of each share option is determined by the board of directors using a generally accepted option pricing valuation methodology, such as the Black-Scholes model or binomial method, with such modifications as it may deem appropriate to reflect the fair value of the share options. All options granted under this plan vest at a rate of 8.33% per quarter so long as the optionholder continues to serve as a director of the Company on such vesting date. Each option terminates upon the earlier of ten years from the date of grant or three months after the optionee ceases to serve as a director. The exercise price of these options will be the fair market value of our common shares on the date of grant.

Changes to Capital Structure.    In the event of certain types of changes in our capital structure, such as a share split, the number of shares reserved under the plan and the number of shares and exercise price of all outstanding share options under the directors’ plan will be appropriately adjusted.

Changes in Control.    In the event of certain corporate transactions, all outstanding options under the directors’ plan become immediately exercisable in full.

401(k) Plan

We maintain a deferred savings retirement plan for our United States employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute up to 15% of his or her pre-tax compensation (up to a statutory limit, which is $14,000 in 2005). Under the plan, each employee is fully vested in his or her deferred salary contributions. We match 50% of the first 6% a participant contributes to the plan on an annual basis and such matching contributions vest equally over 4 years. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuance of Series B Convertible Preferred Shares

On August 19, 2003 and August 30, 2004, we sold an aggregate of 12,874,694 series B preferred shares at a price per share of $4.11 for an aggregate purchase price of $52,914,992. All of our series B preferred shares will be automatically converted into common shares upon completion of this offering. Of these shares, we sold 60,827 series B preferred shares to George Overholser, a director, and an aggregate of 9,732,360 series B preferred shares to Highland Capital Partners VI Limited Partnership and related entities, which collectively own more than five percent of our voting securities. Of these series B preferred shares, Highland Capital Partners VI Limited Partnership purchased 6,092,457 shares, Highland Capital Partners VI-B Limited Partnership purchased 3,338,200 shares and Highland Entrepreneurs Fund VI Limited Partnership purchased 301,703 shares. Fergal Mullen, a director, is a managing director of Highland Management Partners VI, Inc., the general partner of each of the general partners of these entities.

Purchasers of our series B preferred shares, including George Overholser and Highland Capital VI Limited Partnership and related entities, and certain holders of our common and preferred shares, including Robert Keane, a director and our president and chief executive officer who owned shares directly and through family trusts, HarbourVest Partners VI—Direct Fund LP, entities related to SPEF Venture, Window to Wall Street Inc. and a related entity, and Sofinnova Capital II, each of whom own more than five percent of our outstanding voting securities, are party to the third amended and restated investor rights agreement between us and various shareholders containing, among other things, provisions relating to the election of directors, rights to purchase certain securities sold by us or certain other investors and registration of certain equity securities with the United States Securities and Exchange Commission. Louis Page, a director, is general partner and president of the Window to Wall Street entities.

Repurchase of Shares and Sales of Common Shares

In August and September 2003, we repurchased an aggregate of 961,288 series A preferred shares and 1,230,106 common shares from various shareholders for an aggregate purchase price of $9,006,629. These repurchases included purchases from the following directors, officers and holders of more than five percent of our voting securities:

Name	Number of Repurchased Common Shares		Number of Repurchased Series A Preferred Shares		Total Purchase Price
SPEF Venture and related entities	172,126	(1)	224,747	(1)	$1,631,148
Window to Wall Street Inc. and related entity	—		234,711	(2)	964,662
Sofinnova Capital II	380,595		—		1,564,245
Robert S. Keane	406,368	(3)	—		1,670,172
Janet F. Holian	27,000		—		110,970

(1)	Consists of 48,569 common shares sold by Banque Populaire Innovation I; 123,557 common shares sold by Banque Populaire Innovation 2; 74,988 series A preferred shares sold by Banque Populaire Innovation 3 and 149,759 series A preferred shares sold by FCPR Pre-IPO European Fund. All such entities are affiliates of SPEF Venture. Valerie Gombart, a former director, is a partner of SPEF Venture.
(2)	Consists of 154,272 series A preferred shares sold by Window to Wall Street IV, Limited Partnership and 80,439 series A preferred shares sold by Window to Wall Street Inc. Louis Page, a director, is general partner of Window to Wall Street IV, Limited Partnership and president of Window to Wall Street Inc.
(3)	Consists of 47,968 common shares sold by Robert Keane, our chief executive officer, and 358,400 common shares sold by Heather Keane, Mr. Keane’s wife.

We believe the foregoing transactions were on terms as favorable to us as we would obtain from an unrelated third party. The price paid by us in connection with these repurchases was the same price paid by unrelated third parties when these third parties purchased our Series B preferred shares in August 2003.

In September 2002, VistaPrint USA, Incorporated, our wholly-owned subsidiary, loaned Robert Keane, our president and chief executive officer, and his wife, $355,660 pursuant to a promissory note dated September 6, 2002, issued in favor VistaPrint USA, Incorporated. Mr. Keane utilized the proceeds of this loan to exercise options and warrants to purchase common shares of VistaPrint Limited. Interest on this loan accrued at a rate of 6.6% per annum and Mr. Keane paid the accrued interest on a quarterly basis. On September 25, 2003, Mr. Keane transferred 86,535 common shares to VistaPrint USA, Incorporated, with a then current fair market value of $355,659 as determined by our board of directors, and paid the balance of principal and accrued interest in cash on that date. As a result of this payment, the note is no longer outstanding. These 86,535 common shares were subsequently repurchased by us from VistaPrint USA, Incorporated for total consideration of $355,659.

We believe that the loan and the value of the common shares received in satisfaction of a portion of the loan then due and payable were on terms at least as favorable to us as we would expect if such transactions were conducted with an unrelated third party. The value given to each common share received by us from Robert S. Keane was equal to the price per common share paid by us to repurchase shares from other shareholders in September and October 2003 and the price per common share paid by unrelated third parties to purchase shares from us in August 2003.

On September 30, 2003, Alexander Schowtka, our chief operating officer, exercised options to purchase 100,000 of our common shares with an exercise price of $1.11 per share. Mr. Schowtka then sold those shares in three separate transactions for aggregate consideration of $411,000.

On June 30, 2004, Janet F. Holian, our chief marketing officer, exercised options to purchase 30,000 of our common shares at an exercise price of $1.11 per share. Ms. Holian then sold those shares in a private transaction for aggregate consideration of $123,300.

On August 30 and November 30, 2004, Robert S. Keane, our chief executive officer, and a trust established for the benefit of Mr. Keane’s family, sold an aggregate of 125,000 of our common shares in private transactions for aggregate consideration of $513,750.

Supply Relationship with Mod-Pac Corporation

As of June 30, 2005, we purchased the majority of our printed products for our North American customer orders from Mod-Pac Corporation. The chairman of the board of Mod-Pac is Kevin Keane and the chief executive officer of Mod-Pac is Daniel Keane, the father and brother, respectively, of Robert S. Keane, our chief executive officer. Kevin Keane owns 493,913 common shares of VistaPrint Limited. In the years ended June 30, 2005, 2004 and 2003, we purchased goods and services from Mod-Pac having a value of $19.5 million, $15.4 million and $9.9 million, respectively.

Prior to February 2004, we purchased all of our printed products from Mod-Pac under a ten-year exclusive supply agreement pursuant to which Mod-Pac served as our exclusive supplier of all printed materials for customer orders.

In September 2002, we entered into two supply agreements with Mod-Pac, which superseded the ten-year exclusive supply agreement. Under these supply agreements, Mod-Pac’s right to be our sole supplier of printed materials was limited to being the sole supplier of printed products for customer orders delivered in North America. The supply agreements were to expire on April 2, 2011. In connection with the execution of the supply agreements, we agreed to change the method of calculating the cost of printing and related services for delivery in North America to a cost plus methodology. Prior to this date costs were based on a standard cost per product produced. Under the methodology provided for in the supply agreements, we were charged all direct and indirect costs incurred by Mod-Pac related to the printing of product for customers in North America, plus a 33% mark-up. In addition, the supply agreements provided that the price for products to be delivered to customers in regions other than North America would be negotiated, but would in no event exceed the cost structure agreed to for customers in North America.

On July 2, 2004, we entered into a termination agreement with Mod-Pac that effectively terminated all then existing supply agreements with Mod-Pac as of August 30, 2004. Pursuant to the termination agreement, we paid Mod-Pac a one-time $22.0 million termination fee. On the same date, we entered into a new supply agreement with Mod-Pac which became effective August 30, 2004. Under the new supply agreement, Mod-Pac retained the exclusive supply right for products shipped in North America through August 30, 2005. The cost of printing and fulfillment services in effect prior to the termination agreement reflected Mod-Pac’s actual costs plus 33%. The cost of these services under the new supply agreement was based on a fixed price per product. This fixed pricing methodology effectively reduced the price we paid per product to costs of production plus 25%. We further amended the new supply agreement in April 2005 to permit us to manufacture products destined for North American customers in exchange for the payment of a fee to Mod-Pac for each unit shipped. The fee paid to Mod-Pac varied based upon the type of product we manufactured and shipped into North America and was calculated based on the fixed labor and overhead component of each product that we would have paid to Mod-Pac had they produced the product for us. For the fiscal year ended June 30, 2005, we incurred costs of $497,128 under the fee provision of this agreement. The new supply agreement expired on August 30, 2005. We and Mod-Pac have agreed to fixed prices on any purchase orders that we may place with Mod-Pac during the period from August 31, 2005 to August 30, 2006. We have no minimum purchase commitments during this period.

We believe that each of the agreements that we have entered into with Mod-Pac were on terms at least as favorable to us as we would expect to obtain from an unrelated third party.

Consulting Services

In October, 2004, we paid George Overholser, a member of our board of directors, $9,000 for consulting services provided by Mr. Overholser to us from May through July, 2004, prior to his appointment to our board of directors on July 29, 2004.

We believe that the services provided to us by Mr. Overholser were on terms at least as favorable to us as we would expect to obtain from an unrelated third party.

Other Considerations

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common shares as of June 30, 2005 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

•	each of our directors;

•	each of our named executive officers;

•	our directors and executive officers as a group;

•	certain selling shareholders; and

•	all other selling shareholders as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to our shares. Common shares issuable under share options that are exercisable within 60 days after June 30, 2005 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their common shares, except to the extent authority is shared by spouses under community property laws. The percentage of common shares outstanding reflects the conversion, upon the closing of this offering, of all outstanding convertible preferred shares into an aggregate of 22,720,543 common shares. The number of common shares deemed outstanding after this offering includes the 5,500,000 common shares being offered for sale in this offering and the issuance of 103,800 common shares upon the exercise of options to be sold in connection with this offering.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering		Additional Shares to be Sold if the Underwriters’ Option is Exercised in Full
	Number	Percentage		Number	Percentage
5% Shareholders
Highland Capital Partners VI and related entities (2) 92 Hayden Ave. Lexington, MA 02421	9,732,360	28.5%	1,459,854	8,272,506	20.8%	—
HarbourVest Partners VI-Direct Fund LP (3) One Financial Center 44th Floor Boston, MA 02111	2,433,090	7.1%	364,964	2,068,126	5.2%	—
SPEF Venture and related entities (4) 5-7 Rue de Montessuy 75340 Paris France	3,271,033	9.6%	600,000	2,671,033	6.7%	—
Window to Wall Street Inc. and related entity (5) 39 Cedar Hill Road Dover MA 02030	1,934,489	5.7%	225,237	1,709,252	4.3%	—
Sofinnova Capital II (6) 17 Rue de Surene 75008 Paris France	3,136,874	9.2%	667,899	2,468,975	6.2%	282,101

Directors and Officers
Robert S. Keane (7)	3,454,225	10.0%	300,000	3,154,225	7.9%	—
Daniel Ciporin	—	*	—	—	*	—
Fergal Mullen (2) Highland Capital Partners 92 Hayden Ave. Lexington, MA 02421	9,732,360	28.5%	1,459,854	8,272,506	20.8%	—
Louis Page (5) Window to Wall Street 39 Cedar Hill Road Dover, MA 02030	1,934,489	5.7%	225,237	1,709,252	4.3%	—
George M. Overholser (8)	70,827	*	—	70,827	*	—
Richard T. Riley	—	*	—	—	*	—
Anne C. Drapeau	—	*	—	—	*	—
Paul C. Flanagan (9)	112,500	*	—	112,500	*	—
Janet F. Holian (10)	521,687	1.5%	71,900	449,787	1.1%	—
Alexander Schowtka (11)	664,624	1.9%	71,900	592,724	1.5%	—
All directors and executive officers as a group (10 persons) (12)	16,490,712	46.5%	2,128,891	14,361,821	35.1%	—

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned Prior to Offering		Shares Offered	Shares Beneficially Owned After Offering		Additional Shares to be Sold if the Underwriters’ Option is Exercised in Full
	Number	Percentage		Number	Percentage

Other Selling Shareholders
FCPI InnovaFrance and related entities (13)	1,424,894	4.2%	303,386	1,121,508	2.8%	1,121,508
Windspeed Ventures, L.P. and related entities (14)	1,292,303	3.8%	129,000	1,163,303	2.9%	—
Kevin T. Keane (15)	493,913	1.4%	74,000	419,913	1.1%	—
Gwyn Jones	320,354	*	8,000	312,354	*	—
Bruce A. Twickler 2004 Revocable Trust and related trust (16)	254,562	*	40,000	214,562	*	—
James Mulholland	207,685	*	31,551	176,134	*	—
Brinc LLC (17)	205,322	*	45,322	160,000	*	—
Peter Cremer	145,980	*	22,177	123,803	*	—
Phillippe Dardier	117,983	*	17,983	100,000	*	—
Serge Levy	103,190	*	21,971	81,219	*	28,029
Jean Marc Brunswick	79,227	*	16,869	62,358	*	22,744
Mark Haynes	71,304	*	15,182	56,122	*	34,818
Alison and Kevin R. Keane (15)	50,000	*	7,500	42,500	*	—
Taro Ikeba	21,245	*	4,523	16,722	*	5,477
Westport Equity Partners Corp. (18)	12,043	*	2,400	9,643	*	—
Other Shareholders holding in the aggregate less than 1% of the outstanding shares (6 shareholders)	172,081	*	54,312	117,769	*	7,713
All selling shareholders as a group (37 persons)(10)(12)(16)	29,865,906	84.3%	4,515,930	25,349,976	61.9%	1,502,390

*	Represents beneficial ownership of less than one percent of our common shares.
(1)	Unless otherwise indicated, the address of each shareholder is c/o VistaPrint USA, Incorporated, 100 Hayden Ave., Lexington, MA 02421.
(2)

Consists of 6,092,457 shares held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”), 3,338,200 shares held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”), 301,703 shares held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”). Of the common shares being sold by the Highland Investing Entities, 913,869 shares are being sold by Highland Capital VI, 500,730 shares are being sold by Highland Capital VI-B, and 45,255 shares are being sold by Highland Entrepreneurs Fund. Highland Management Partners VI Limited Partnership (“HMP”) is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership (“HEF”) is the general partner of Highland Entrepreneurs’ Fund. Highland Management Partners VI, Inc. (“Highland Management”) is the general partner of both HMP and HEF. Robert F. Higgins, Paul A. Maeder, a former member of our board of directors, Daniel J. Nova, Jon G. Auerbach, Sean M. Dalton, Corey M. Mulloy, Fergal J. Mullen, a member of our board of directors, and Josaphat K. Tango are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director’s pecuniary interest therein. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.

(3)	HarbourVest Partners, LLC (“HarbourVest”) is the Managing Member of HarbourVest VI-Direct Associates LLC, which is the General Partner of HarbourVest Partners VI-Direct Fund L.P. Voting and investment control over the shares held by HarbourVest Partners VI-Direct Fund L.P. is held by the Managing Members of HarbourVest Partners, LLC, Mr. Edward W. Kane and Mr. D. Brooks Zug. HarbourVest is under common control with Hancock Venture Partners, Inc., which is an indirectly wholly-owned subsidiary of Manulife Financial Corporation. Signator Investors, Inc., Essex National Securities, Inc., John Hancock Funds, LLC and John Hancock Distributors LLC are indirectly wholly-owned subsidiaries of Manulife Financial Corporation, and each is a broker-dealer and each is a member of NASD.
(4)	Consists of 400,305 shares held by Banque Populaire Innovation 1, 1,018,358 shares held by Banque Populaire Innovation 2, 618,053 shares held by Banque Populaire Innovation 3, and 1,234,317 shares held by FCPR SPEF Pre-IPO European Fund. All shares are being sold by FCPR SPEF Pre-IPO European Fund. FCPR SPEF Pre-IPO European Fund is a French law governed investment fund (fonds commun de placement à risques). SPEF Venture SA is the managing company (société de gestion) of FCPR SPEF Pre-IPO European Fund. SPEF Venture SA is a limited liability company governed by the laws of France with a managing board and a supervisory board (société anonyme à directoire et conseil de surveillance). It is licensed by the French Financial Markets Authority (Autorité des Marchés Financiers) to manage investment funds such as FCPR SPEF Pre-IPO European Fund. SPEF Venture SA is a subsidiary of Natexis Private Equity, itself a subsidiary of Natexis Banque Populaire. Jean-Patrick Demonsang, the chairman of its managing board (président du directoire), is vested by French law with the power and authority to represent SPEF Venture SA and act on its behalf in all circumstances vis-à-vis third parties. Isabelle de Cremoux, Renaud Poulard and Valérie Gombart, a former member of our board of directors, are the other members of the managing board (membres du directoire) (together with Jean-Patrick Demonsang, the “Managing Directors”). SPEF Venture SA, as the managing company of FCPR SPEF Pre-IPO European Fund, makes all investment and voting decisions on its behalf and may thus be deemed to have beneficial ownership of the shares held by FCPR SPEF Pre-IPO European Fund. Further, the Managing Directors have shared voting and investment control over all the shares held by the SPEF Venture investing entities including FCPR SPEF Pre-IPO European Fund, and therefore may also be deemed to share beneficial ownership of the shares held by SPEF Venture investing entities by virtue of their status as managers of SPEF Venture SA. Each of the Managing Directors disclaims beneficial ownership of the shares held by the SPEF Venture investing entities, including FCPR SPEF Pre-IPO European Fund, except to the extent of such Managing Director’s pecuniary interest therein.
(5)	Consists of 1,271,510 shares held by Window to Wall Street IV Limited Partnership and 662,979 shares held by Window to Wall Street Inc. Louis Page, a member of our board of directors, is general partner of Window to Wall Street IV Limited Partnership and president of Window to Wall Street Inc. and as such exercises voting and investment control over the shares held by each entity. Mr. Page disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Of the common shares being sold, 158,939 shares are being sold by Window To Wall Street IV Limited Partnership and 66,298 shares are being sold by Window To Wall Street Inc.
(6)

Sofinnova Partners SA is the management company of Sofinnova Capital II FCPR. Denis Lucquin, Antoine Papiernik, Olivier Protard, a former member of our board of directors, Jean-Bernard Schmidt, and Monique Saulnier are the managing directors of Sofinnova Partners SA (together, the “Managing Directors”). The Managing Directors have shared voting and investment control over all shares held by Sofinnova Capital II FCPR by virtue of their status as controlling persons of Sofinnova Partners SA. Each of the Managing

Directors disclaims beneficial ownership of the shares held by Sofinnova Capital II FCPR except to the extent of such Managing Director’s pecuniary interest therein.
(7)	Includes an aggregate of 3,157,975 shares held in family trusts established for the benefit of Robert Keane and/or members of his immediate family. Voting and investment power with respect to common shares in these trusts is held by trustees other than Mr. Keane and his spouse, who do not have such rights. Mr. Keane disclaims beneficial ownership of such shares. The shares being sold are being sold by the Robert and Heather Keane Nevis Trust. Andrew Titley, first trustee of the trustee of this trust, exercises voting and investment control over the shares held by the Robert and Heather Keane Nevis Trust. Also includes 296,250 shares subject to options exercisable within 60 days of June 30, 2005.
(8)	Includes 10,000 shares subject to options exercisable within 60 days of June 30, 2005.
(9)	Consists of 112,500 shares subject to options exercisable within 60 days of June 30, 2005.
(10)	Includes 263,125 shares subject to options exercisable within 60 days of June 30, 2005, 31,900 of which are being exercised and sold in connection with this offering. Also includes 254,562 shares held by trusts established by Ms. Holian’s spouse, 40,000 of which are being sold in connection with this offering and are included in the number of shares deemed to be sold by Ms. Holian. Ms. Holian disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(11)	Includes 660,624 shares subject to options exercisable within 60 days of June 30, 2005, 71,900 of which are being exercised and sold in connection with this offering.
(12)	Includes 1,342,499 shares subject to options exercisable within 60 days of June 30, 2005, 103,800 of which are being exercised and sold in connection with this offering.
(13)	Consists of 535,307 shares held by FCPI InnovaFrance, 535,307 shares held by FCPI InnovaFrance 99 and 354,280 shares held by FCPR Avenir Finance Partners (the “InnovaFrance Entities”). Of the shares being sold, 113,952 shares are being sold by FCPI InnovaFrance, 113,952 shares are being sold by FCPI InnovaFrance 99, and 75,482 shares are being sold by Avenir France Partners; if the underwriters’ overallotment option to purchase additional shares is exercised in full, all shares held by each entity will be sold. Each of the InnovaFrance Entities is a French regulated fund which is managed by Ofivalmo Capital. Ofivalmo Capital is a private equity company regulated by French authority. Eric Manchon is the chief executive officer of Ofivalmo Capital and, as such, has voting and investment control over all shares held by the InnovaFrance entities.
(14)	Consists of 497,537 shares held by Windspeed Investors, L.P., 744,766 shares held by Windspeed Ventures, L.P. and 50,000 shares held by WSVP Investors, L.P. (the “Windspeed Entities”). Of the shares being sold, 50,000 shares are being sold by Windspeed Investors, L.P., 74,000 shares are being sold by Windspeed Ventures, L.P. and 5,000 shares are being sold by WSVP Investors, L.P. Windspeed Ventures G.P., LLC is the general partner of Windspeed Ventures, L.P and WSVP Investors, L.P. and Windspeed Acquisition Fund GP, LLC is the general partner of Windspeed Investors, L.P. Daniel H. Bathon, Jr. and John W. Bullock are the managing directors of each of Windspeed Ventures G.P., LLC and Windspeed Acquisition Fund GP, LLC and, as such, have voting and investment control over all shares held by the Windspeed Entities.
(15)	Kevin T. Keane is the father, and Kevin R. Keane is the brother, of Robert S. Keane, our president and chief executive officer.
(16)	Consists of 194,562 shares held by the Bruce A. Twickler 2004 Revocable Trust and 60,000 shares held by the Twickler 2004 Annuity Trust. Of the shares being sold, 30,000 shares are being sold by the Bruce A. Twickler Revocable Trust and 10,000 shares are being sold by the Twickler 2004 Annuity Trust. Bruce A. Twickler is the trustee of both trusts and, as such, has voting and investment control over such shares. Mr. Twickler disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Twickler is the spouse of Janet Holian, our chief marketing officer.
(17)	The members of Brinc LLC are Bruno Lambert and Richard Tait (the “Members”). The Members have shared voting and investment control over the shares held by Brinc LLC. The Members may be deemed to share beneficial ownership of the shares held by Brinc LLC by virtue of their status as controlling persons of this entity. Each of the Members disclaims beneficial ownership of the shares held by Brinc LLC, except to the extent of such Member’s pecuniary interest therein.
(18)	John Michael MacKeen has voting and investment control over all securities held by Westport Equity Partners Corp. (“Westport”). Westport is under common control with Revolution Partners, LLC, a broker-dealer and a member of the NASD.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries of the material terms of our memorandum of association and the amended and restated bye-laws that will become effective upon closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common shares and undesignated shares reflect changes to our capital structure that will occur upon the closing of this offering.

Our authorized share capital is US$500,500, divided into 500,000,000 common shares, $.001 par value per share, and 500,000 undesignated shares, $.001 par value per share. Immediately after this offering, our issued and outstanding share capital will consist of 39,699,235 common shares. This number excludes the approximately 6,811,544 common shares issuable upon the exercise of options held by employees, consultants and directors as of June 30, 2005, but includes 103,800 common shares to be issued upon the exercise of options held by certain selling shareholders and sold in connection with this offering.

Common Shares

As of June 30, 2005, there were 34,095,435 common shares outstanding and held of record by 96 shareholders, after giving effect to the conversion of all outstanding preferred shares into common shares upon the closing of this offering. Based upon the number of shares outstanding as of June 30, 2005 and giving effect to the issuance of the common shares offered by us in this offering, the conversion of all outstanding preferred shares and the exercise of options for, and the sale of, 103,800 common shares in this offering by certain selling shareholders, there will be 39,699,235 common shares outstanding upon the closing of this offering. In addition, as of June 30, 2005, there were outstanding options for the purchase of 6,811,544 common shares.

Voting Rights.    Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Except as otherwise provided in our bye-laws or the Companies Act, matters to be approved by holders of common shares require approval by a simple majority of votes actually cast on a particular matter by the holders of common shares, subject to any voting rights granted to holders of preferred shares. The quorum for any meeting of our shareholders is at least two persons holding or representing more than a majority of the outstanding shares entitled to vote.

Dividends.    We have not declared or paid any cash dividends on our common shares since our incorporation. Holders of common shares are entitled to receive equally and ratably any dividends on common shares as may be declared by our board of directors out of funds legally available therefore.

We are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares or preferred shares and to make other distributions. Under the Companies Act, we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation.

Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities subject to the liquidation preference of any outstanding preferred shares.

Other Matters.    Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. All outstanding shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of our shareholders.

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise the power to discontinue to another jurisdiction with the consent of a majority vote of the shareholders.

Undesignated Shares

Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish from time to time up to 500,000 shares in one or more series having such preferred, qualified or other special rights, privileges and conditions and subject to such restrictions, whether in regard to dividends, return of capital, redemption rights, conversion rights, voting rights or otherwise as may be fixed by the board of directors without any further shareholder approval. Any rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of undesignated shares could also adversely affect the voting power of the holders of our common shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the common shares. We have no current plans to issue any undesignated shares.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our bye-laws provide that directors in one of the three classes of our board of directors shall be elected annually. For a description of the number and term of our directors, see “Management—Board of Directors” above. A classified board may deter a shareholder from removing incumbent directors and may discourage an attempt to obtain control of us.

Our bye-laws also provide that, in the event any law, in any jurisdiction, imposes liability on us to make payments to any governmental authority with respect to any of the following:

•	shares registered in our share register;

•	dividends, bonuses or other amounts payable to the shareholder by us in respect of any shares owned;

•	resulting from the death of the shareholder;

•	resulting from non-payment of any tax by the shareholder;

•	resulting from non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of a shareholder; and

•	resulting from any other act;

we will be fully indemnified by the shareholder or the executor or administrator of such shareholder.

Our bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Anti-Takeover Effects of Certain Provisions of Our Bye-Laws

The following provisions, which will be included in our amended and restated bye-laws that will become effective upon the closing of this offering, may have the effect of delaying, deferring or preventing a tender offer, takeover attempt or acquisition of our business by a third party even if a business combination would be in the best interests of our shareholders.

Undesignated Shares.    Our bye-laws will provide for undesignated shares, none of which will be issued or outstanding at the time of the offering. Our board will have discretion to issue these undesignated shares without shareholder approval, including in connection with instituting a “poison pill” that would, if triggered, dilute share ownership of a potential acquirer. This authority would allow the board to prevent a takeover by a third party without its approval.

Classified Board.    Our bye-laws provide that our board of directors will be divided into three classes of directors. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board.

Removal of Directors; Vacancies.    Our bye-laws do not provide for the removal of directors by action of the shareholders prior to the expiration of such director’s term. In addition, our bye-laws also provide that, provided that a quorum of directors remain in office, any vacancies on our board of directors may be filled by a majority of the votes cast at a duly convened meeting of the directors.

Amendment of Bye-Laws.    Our bye-laws require the approval of shareholders holding at least 80% of all of our issued and outstanding voting shares to amend certain provisions of our bye-laws unless such amendments are approved by a majority of the directors then in office and eligible to vote on such amendments. This requirement will make it more difficult to repeal or mitigate the effects of the anti-takeover provisions of our amended and restated bye-laws.

Transfer Agent and Registrar

The processing of any transfer of our common shares will be handled by our branch transfer agent and registrar in the United States, Computershare Trust Company. Our principal transfer agent and registrar in Bermuda is Reid Management Ltd.

Nasdaq National Market

The common shares have been approved for quotation on the Nasdaq National Market under the symbol “VPRT.”

Bermuda Law

We are amalgamated and continued as an exempted company under the Companies Act. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Duties and Indemnification of Directors

Under Bermuda common law, members of a board of directors owe a fiduciary duty to the company, not to the shareholders, to act in good faith in their dealings with or on our behalf of a company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes additional duties on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer, if it appears to a court that such director or officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such directors or officers. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that arise out of fraud on the part of such director or officer.

Bermuda law permits a company to indemnify its directors and officers, except in respect of their fraud or dishonesty. Our bye-laws provide that we will indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act.

Mergers and Similar Arrangements

A Bermuda company may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, a company may amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. Any amalgamation (other than with certain affiliated companies) requires consent of a majority of our directors then in office and a majority of votes cast by our shareholders.

Takeovers

Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair.

Appraisal Rights and Shareholder’s Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares may apply to the court within one month of notice of the shareholders’ meeting, to appraise the fair value of his or her shares.

Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of the memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of VistaPrint Limited, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud of such director or officer.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the court for an order regulating the conduct of the company’s affairs in the future or compelling the purchase of the shares of any shareholder by other shareholders or by the company.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, we must give each shareholder entitled to notice at least 20 days written notice of the annual general meeting and at least 10 days written notice of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to vote and representing the holders of more than a majority of the issued shares entitled to vote constitutes a quorum.

The holders of not less than 5% of the total voting rights of all shareholders or 100 or more shareholders, may require the directors to give notice to all shareholders entitled to receive notice of the next annual general meeting of a company of any resolution which may properly be moved and is intended to be moved at that meeting. In addition, such persons may also require the directors to circulate to the shareholders entitled to notice of any general meeting a statement on any matter referred to in the proposed resolution or the business to be dealt with at that meeting

Inspection of Corporate Books and Records

Members of the general public have the right to inspect a company’s public documents available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association (including its objects and powers) and alterations to its memorandum of association, including any increase or reduction of its authorized capital. A company’s shareholders have the additional right to inspect the bye-laws, minutes of general meetings and a company’s audited financial statements, which must be presented to the annual general meeting of shareholders. The register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. A company is required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. A company is required to keep at its registered office a register of directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws may be amended by a resolution of the Board, subject to the approval by the requisite vote of our shareholders, which generally consists of a majority of votes cast. With respect to amendments relating to the appointment and removal of directors and our classified board, approval of an amalgamation or continuation of the company or the provisions authorizing amendments to the bye-laws, if approved by less than a majority of the directors then in office and eligible to vote thereon, the approval of shareholders holding at least 80% of the issued shares entitled to vote at a general meeting would be required to effect such amendments.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Supreme Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common shares. Furthermore, since only a limited number of common shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of common shares in the public market after these restrictions lapse that could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for our common shares. Upon completion of this offering, we will have outstanding an aggregate of 39,699,235 of our common shares assuming the exercise of options to purchase 103,800 common shares by certain selling shareholders in connection with this offering and no exercise of other outstanding options. Of these shares, the 10,015,930 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 29,683,305 common shares held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	192,050 shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering; and

•	29,491,255 additional shares may be sold upon expiration of the 180-day lock-up period described below.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned our common shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately 396,993 shares; or

•	the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Common shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell common shares acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144;

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144; and

•	in each case, without compliance with the one-year holding requirements of Rule 144.

Lock-up Agreements

All of our officers and directors and shareholders owning an aggregate of 29,491,255 common shares, after giving effect to the shares sold in this offering, have signed lock-up agreements or have other contractual obligations under which they agreed not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares beneficially owned by them, for a period ending 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common shares by such holders after the completion of this offering and transfers or dispositions by our officers, directors and shareholders can be made sooner:

•	with the written consent of Goldman, Sachs & Co.;

•	as a gift or by will or intestacy;

•	to immediate family members; and

•	to any trust for the direct or indirect benefit of the holder or his or her immediate family.

Goldman, Sachs & Co. has advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co.

Registration Rights

The holders of an aggregate of 27,604,013 of our common shares, after giving effect to the conversion of outstanding convertible preferred shares into common shares upon completion of this offering and the sale by the selling shareholders of the shares offered hereby, have rights to require us to file registration statements under the Securities Act or to include their shares in registration statements that we may file in the future for ourselves or other shareholders.

These rights are provided under the terms of the third amended and restated investor rights agreement between us and the holders of these shares. We have obtained waivers of certain of these rights in connection with this offering.

Pursuant to the terms of the third amended and restated investor rights agreement, at any time after six calendar months following the closing of this offering, holders of at least 40% of the common shares having registration rights may demand that we register all or a portion of their common shares having an aggregate offering price of at least $3,000,000 for sale under the Securities Act. We are required to affect only two of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, or on or after the three years following the closing of this offering, various holders of the common shares having registration rights may make unlimited requests for us to effect a registration on such forms of their common shares having an aggregate offering price of at least $1,000,000, provided that we may not be required to effect more than two of these registrations in any twelve month period.

In addition, if at any time after this offering we register any common shares, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common shares in the registration.

A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

We intend to file a registration statement under the Securities Act covering the                      common shares issuable under our Amended and Restated 2000-2002 Share Incentive Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors’ Share Option Plan. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common shares registered under that registration statement will, subject to any applicable lock-up agreements and the vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market.

As of June 30, 2005, options to purchase 6,811,544 common shares were issued and outstanding at a weighted average exercise price of $7.23. Upon the expiration of the lock-up period described above, at least 2,400,000 common shares will be subject to vested options, based on options outstanding as of June 30, 2005.

MATERIAL TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. This summary as it relates to material United States tax considerations is based on current provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, all of which are subject to change, possibly with retroactive effect. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

Prospective investors should consult their own tax advisors concerning the United States federal, state, local and non-United States tax consequences to them of owning common shares.

Taxation of VistaPrint Limited

Bermuda

Bermuda does not currently impose on VistaPrint Limited any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. VistaPrint Limited has received written assurance dated May 1, 2002 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to VistaPrint Limited or to any of its operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to persons ordinarily resident in Bermuda, or to prevent the application of any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us. We cannot assure prospective investors that we or our operations, shares, debentures or obligations will not be subject to any such tax after March 28, 2016.

United States

A foreign corporation is generally subject to United States federal income tax only on certain types of United States-source income and on income which is effectively connected with the conduct of a trade or business in the United States. A foreign corporation which is engaged in the conduct of a trade or business in the United States will generally be subject to United States federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income that is treated as effectively connected with the conduct of that trade or business (including, but not limited to, the corporation’s income from the sale of its products in the United States). Such United States federal income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the net income of a United States corporation, except that a foreign corporation is entitled to deductions and credits only if it timely files a United States federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return).

VistaPrint Limited operates, and intends to continue to operate, in such a manner that it will not be considered to be conducting a trade or business within the United States for purposes of United States federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Code, Treasury Regulations and court decisions fail to identify definitively which activities constitute a trade or business in the United States, we cannot assure prospective investors that the Internal Revenue Service, or the IRS, will not contend that VistaPrint Limited is or will be engaged in a trade or business in the United States, or that a court will not sustain such a contention.

Foreign corporations also are subject to United States withholding tax at a rate of 30% of the gross amount of certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), which are not effectively connected with the foreign corporation’s conduct of a trade or business in the United States.

On October 22, 2004, the United States enacted the American Jobs Creation Act of 2004, or the AJCA. Under the AJCA, foreign corporations meeting certain ownership, operational and other tests are treated as United States corporations for United States federal income tax purposes and, therefore, are subject to United States federal income tax on their worldwide income. The AJCA grants broad regulatory authority to the Secretary of the Treasury to provide regulations as may be appropriate to determine whether a foreign corporation is treated as a United States corporation. We do not believe that the relevant provisions of the AJCA apply to VistaPrint Limited, but there can be no assurance that the IRS will not challenge this position or that a court will not sustain any such challenge. In addition, the United States congressional Joint Committee on Taxation has proposed additional rules that, if enacted, would treat a foreign corporation as a United States resident for United States federal income tax purposes if its primary place of management and control is located in the United States. A successful challenge by the Internal Revenue Service under the AJCA rules or the enactment of the additional rules proposed by the United States congressional Joint Committee on Taxation could result in VistaPrint Limited being subject to tax in the United States on its worldwide income.

VistaPrint Limited has a subsidiary that is a United States corporation. The net income of this subsidiary is subject to tax in the United States.

Other

As a result of the activities of our subsidiaries in Canada, Jamaica and the Netherlands, the VistaPrint group incurs tax liabilities in those jurisdictions. In addition, VistaPrint Limited routinely fills orders from customers residing in various jurisdictions in which neither we nor any subsidiary has offices or employees. Under certain circumstances, the taxing authority of one or more of these jurisdictions could assert that we are engaged in a trade or business in that jurisdiction and, therefore, subject to tax therein.

Taxation of Shareholders

Bermuda

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax or other taxes or stamp duties imposed on our shareholders upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, upon persons ordinarily resident in Bermuda). See “Taxation of VistaPrint Limited—Bermuda” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States

The following summary describes the material United States federal income tax considerations related to the purchase, ownership and disposition of our common shares. This summary is only a summary of the material United States federal income tax considerations described herein and does not address all United States federal income tax considerations that may be relevant to particular holders by reason of their particular circumstances. For example, this summary is directed only to shareholders that hold our common shares as capital assets within the meaning of Section 1221 of the Code and does not address the special tax considerations applicable to shareholders that are subject to special tax rules or treatment under the Code, such as:

•	dealers or traders in securities or currency;

•	banks or other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	tax-exempt entities;

•	former United States citizens or long-term United States residents;

•	persons subject to alternative minimum tax;

•	persons that hold common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	persons that own, directly or indirectly (pursuant to complex attribution and constructive ownership rules), 10% or more of our voting shares; or

•	persons whose functional currency is not the United States dollar.

This summary does not address tax considerations to persons who own our common shares through a partnership or other pass-through entity and does not address the indirect consequences to holders of equity interests in entities that own our common shares. This summary does not address tax consequences under United States state, local or estate, or non-United States tax laws.

For purposes of this summary, a U.S. holder is a holder of our common shares that is:

•	an individual who is either a United States citizen or a resident of the United States for United States federal income tax purposes;

•	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if (a) a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A non-U.S. holder is a holder of common shares other than a U.S. holder or a partnership.

We will not seek a ruling from the IRS with regard to the United States federal income tax treatment of an investment in our common shares and there can be no assurance that the IRS will agree with the conclusions set forth below.

EACH PROSPECTIVE INVESTOR IN OUR COMMON SHARES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF UNITED STATES STATE, LOCAL AND ESTATE, AND NON-UNITED STATES TAX LAWS.

United States Taxation of U.S. Holders

Distributions on Common Shares.    The amount of a distribution with respect to our common shares for United States federal income tax purposes will equal the gross amount of cash and the fair market value of any property distributed (including the amount of foreign taxes, if any, withheld from the distribution). Subject to the discussions below under the headings “Passive Foreign Investment Company” and “Controlled Foreign Corporation,” a distribution paid by us with respect to our common shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for United States federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its common shares, and then as capital gain. Corporate shareholders generally will not be allowed the deduction for dividends received otherwise allowed to corporations under United States federal income tax law.

Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (or certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period and other requirements are met. “Qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, including the Nasdaq National Market, or (b) such corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the United States Secretary of the Treasury. For this purpose, the U.S.-Bermuda tax treaty is not a comprehensive income tax treaty. Our common shares, however, will be traded on the Nasdaq National Market. Accordingly, we believe that dividend distributions with respect to our common shares should be treated as “qualified dividend income,” subject to U.S. holders’ satisfaction of certain holding period and other requirements, and should be eligible for the reduced 15% United States federal income tax rate. Dividends paid by us will not qualify for the 15% United States federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for United States federal income tax purposes.

Foreign taxes withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing United States federal income tax. Alternatively, U.S. holders may be eligible for a credit against their United States federal income tax liability for such taxes, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder. These limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends distributed by us will generally be treated as foreign source “passive income” or “financial services income” for United States foreign tax credit purposes. However, if 50% or more of our voting power or value is owned, directly or indirectly, by United States persons (as defined in the Code), then a portion of the dividends distributed with respect to our common shares would, subject to a de minimis exception, be characterized as United States-source income for United States foreign tax credit purposes in the same ratio as our earnings and profits that are United States-source bears to our total earnings and profits. In addition, a portion of the dividends distributed with respect to our common shares may be treated as United States-source income for United States foreign tax credit purposes if at least 25% of our gross income for the three-year period preceding the year the distribution is declared is effectively connected with the conduct by us of a trade or business in the United States.

Special rules may apply to the computation of foreign tax credits relating to “qualified dividend income.” The rules relating to the United States foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to this credit.

Sale, Exchange or other Disposition of Common Shares.    Provided that a nonrecognition provision does not apply, and subject to the discussions below under the headings “Passive Foreign

Investment Company” and “Controlled Foreign Corporation,” a U.S. holder’s sale, exchange or other disposition of our common shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the common shares sold. Gain or loss will be computed separately for each block of shares (shares acquired separately at different times and prices). This gain or loss will be long-term capital gain or loss and eligible for reduced rates of taxation if the common shares sold have been held for more than one year at the time of the disposition. If the U.S. holder’s holding period on the date of the disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Any capital loss realized upon the disposition of our common shares generally would be deductible only against capital gains and not against ordinary income, except that in the case of an individual U.S. holder, a capital loss is deductible to the extent of capital gains plus ordinary income of up to $3,000. Except in limited circumstances, any capital gain recognized by a U.S. holder upon the disposition of our common shares will be treated as United States-source income for United States foreign tax credit purposes.

A U.S. holder’s tax basis in its common shares generally will be equal to the purchase price paid by such U.S. holder. The holding period of each common share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such common share and will include the day on which the common share is sold by such U.S. holder.

Passive Foreign Investment Company.    If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a “passive foreign investment company”, or PFIC, under United States federal income tax law for such year. If we are classified as a PFIC in any year with respect to which a U.S. holder is a shareholder, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether we continue to meet the tests described above.

We believe that we were not a PFIC in the tax year ended June 30, 2005. We expect that we will not become a PFIC in the foreseeable future. Nevertheless, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our gross income, we cannot determine our PFIC status until the end of each tax year. We cannot assure U.S. holders that the IRS will agree with our conclusion regarding our PFIC status for any particular year. Neither our advisors nor we have the duty to, or will undertake to, inform U.S. holders of changes in circumstances that would cause us to become a PFIC.

If we are classified as a PFIC, unless a U.S. holder timely makes one of the elections described below, a special tax regime would apply to both:

•	any “excess distribution”, which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and

•	any gain realized on the sale or other disposition of the common shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for the common shares. As a result of this treatment:

•	the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If a U.S. holder makes a mark-to-market election with respect to such holder’s common shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income for each year the excess, if any, of the fair market value of such holder’s common shares at the end of the taxable year over the holder’s adjusted basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the holder’s common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder’s tax basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder’s common shares will also be taxed as ordinary income. The mark-to-market election will be available only if the common shares are regularly traded on a qualified exchange. The Nasdaq National Market is a qualified exchange.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a so-called QEF election, pursuant to which the holder elects to have VistaPrint Limited treated as a qualified electing fund for U.S. federal income tax purposes. If a U.S. holder makes a QEF election, the holder will be required to include in gross income for United States federal income tax purposes such holder’s pro rata share of our ordinary earnings and net capital gain for each taxable year that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder’s tax basis in the common shares will be increased to reflect undistributed amounts that are included in such holder’s gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to such holder. Any gain realized upon disposition of such U.S. holder’s common shares will generally be taxed as capital gain. A U.S. holder cannot make a QEF election with respect to the common shares unless we comply with certain reporting requirements, with which we might not comply.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to the ownership and disposition of common shares, including as to the advisability of making either a mark-to-market or QEF election.

Controlled Foreign Corporation.    In general, a foreign corporation is considered a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a United States person who owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote.

Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC’s taxable year, must include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. A U.S. holder’s tax basis in its common shares will be increased by the amount of any subpart F income that the shareholder includes in income. Any distributions made by us out of previously taxed subpart F income will be exempt from further United States income tax in the hands of the U.S. holder. The U.S. holder’s tax basis in our common shares will be reduced by the amount of any distributions that are excluded from income under this rule. Any gain upon a disposition of shares in a CFC by a 10% U.S. Shareholder will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under United States federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

For purposes of determining whether a corporation is a CFC, and therefore whether the more-than-50% and 10% ownership tests have been satisfied, shares owned include shares owned directly or indirectly through foreign entities and shares considered owned by application of certain constructive ownership rules. Because the attribution rules are complicated and depend on the particular facts relating to each investor, U.S. holders are urged to consult their own tax advisors regarding the application of the rules to their ownership of our common shares. Based on our existing share ownership, we do not believe we are a CFC.

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to U.S. holders, other than certain exempt recipients (such as corporations), with respect to payments of dividends on, and to proceeds from the disposition of, our common shares. Backup withholding tax will generally apply to such payments if the U.S. holder fails to provide a correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. U.S. holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

United States Taxation of Non-U.S. Holders

Distributions on and Dispositions of Common Shares.    In general, and subject to the discussion below under “Information Reporting and Backup Withholding,” a non-U.S. holder will not be subject to United States federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, our common shares, unless (1) such income or gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, and in a case where the non-U.S. holder is entitled to the benefits of an income tax treaty with respect to such income or gain, that income or gain is attributable to a permanent establishment or, in the case of an individual, a fixed place of business in the United States, or (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of our common shares, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and other applicable conditions are met.

In the event that clause (1) in the preceding paragraph applies, the income or gain generally will be subject to regular United States federal income tax in the same manner as if the income or gain, as the case may be, were realized by a U.S. holder. In addition, if the non-U.S. holder is a foreign corporation, the earnings and profits that are attributable to effectively connected income may be subject to a branch profits tax at a rate of 30%, or at a lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or a lower rate as may be provided by an applicable income tax treaty.

Information Reporting And Backup Withholding.    If our common shares are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on, and dispositions of, our common shares. Information reporting, and possibly backup withholding, may apply if our common shares are held by a non-U.S. holder through a United States, or United States related, broker or financial institution and the non-U.S. holder fails to provide a taxpayer identification number, certify as to its foreign status on IRS Form W-8BEN or other applicable form, or otherwise establish an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, our common shares.

UNDERWRITING

VistaPrint Limited, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc., SG Cowen & Co., LLC and Jefferies & Company, Inc. are the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	5,007,964
Bear, Stearns & Co. Inc.	2,503,983
SG Cowen & Co., LLC	1,502,390
Jefferies & Company, Inc.	1,001,593

Total	10,015,930

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,502,390 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by VistaPrint Limited and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,502,390 additional shares.

Paid by VistaPrint	No Exercise	Full Exercise
Per Share	$0.84	0.84
Total	$4,620,000	$4,620,000

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$0.84	$0.84
Total	$3,793,381	$5,055,389

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.504 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of the common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

VistaPrint Limited and its officers, directors, and holders of substantially all of the company’s common shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the common shares. The initial public offering price has been negotiated among VistaPrint Limited and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be VistaPrint Limited’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of VistaPrint Limited’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The common shares have been approved for quotation on the Nasdaq National Market under the symbol “VPRT.”

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended)

(FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

VistaPrint Limited estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,900,000.

VistaPrint Limited and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for VistaPrint Limited, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Bermuda law will be passed upon for us by Appleby Spurling Hunter, Hamilton, Bermuda. Certain legal matters concerning this offering relating to United States law will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. On matters of Bermuda law, Wilmer Cutler Pickering Hale and Dorr LLP is relying upon the opinion of Appleby Spurling Hunter.

In connection with this offering, Ropes & Gray LLP, Boston, Massachusetts, has advised the underwriters with respect to certain United States law matters and Conyers Dill & Pearman, Hamilton, Bermuda, has advised the underwriters with respect to certain Bermuda law matters.

EXPERTS

The consolidated financial statements of VistaPrint Limited at June 30, 2004 and 2005 and for each of the three years in the period ended June 30, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS

VistaPrint Limited is amalgamated and continued as an exempted company under the laws of Bermuda. In addition, all or a substantial portion of our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to recover against VistaPrint Limited, or enforce judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. However, VistaPrint Limited may be served with process in the United States with respect to actions against it arising out of or in connection with violations of United States federal securities laws relating to offers and sales of shares made by this prospectus by serving Robert S. Keane, VistaPrint USA, Incorporated, 100 Hayden Avenue, Lexington, MA 02421, our United States agent irrevocably appointed for that purpose.

We have been advised by our Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. A final and conclusive judgment obtained in a court of competent jurisdiction in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Bermuda court under the common law doctrine of obligation, by action on the debt evidenced by the United States’ court judgment without examination of the merits of the underlying claim. In order to maintain an action on a debt evidenced by a United States court judgment the judgment creditor must establish that:

•	the court that gave the judgment over the defendant and was competent to hear the claim in accordance with private international law principles as applied in the courts in Bermuda; and

•	the judgment is not contrary to public policy in Bermuda and was not obtained contrary to the rules of natural justice in Bermuda.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of United States jurisdictions, including certain remedies under United States federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. United States judgments for multiple damages may not be recoverable in Bermuda court enforcement proceedings under the provisions of the Protection of Trading Interests Act 1981. A claim to enforce the compensatory damages before the multiplier was applied would be maintainable in the Bermuda court. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the common shares to be sold in the offering. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and our common shares offered hereby, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. You may read and copy any of this information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the Securities and Exchange Commission referred to above. We maintain a website at www.vistaprint.com. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

We will provide our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm and will file with the Securities and Exchange Commission quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

VISTAPRINT LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

VistaPrint Limited

We have audited the accompanying consolidated balance sheets of VistaPrint Limited (the Company) as of June 30, 2004 and 2005, and the related consolidated statements of operations, redeemable convertible preferred shares and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VistaPrint Limited at June 30, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Boston, Massachusetts

July 22, 2005, except for Note 13, as to which the date is August 15, 2005

VISTAPRINT LIMITED

CONSOLIDATED BALANCE SHEETS

	June 30,		Pro Forma Shareholders’ Equity as of June 30, 2005
	2004	2005
			(Unaudited)
	(In thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$20,060	$26,402	$26,402
Accounts receivable, net of allowances of $48 and $57 at June 30, 2004 and 2005, respectively	752	1,186	1,186
Inventory	44	354	354
Deferred tax asset	527	947	947
Prepaid expenses and other current assets	565	2,021	2,021

Total current assets	21,948	30,910	30,910

Property, plant and equipment, net	14,333	29,913	29,913
Software and web site development costs, net	2,903	1,916	1,916
Patents	1,696	1,556	1,556
Deposits, image licenses and other noncurrent assets	1,127	1,691	1,691

Total assets	$42,007	$65,986	$65,986

Liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)
Current liabilities:
Trade accounts payable:
Mod-Pac Corporation (note 3)	$1,527	$1,628	$1,628
All other vendors	1,419	2,889	2,889
Accrued expenses	5,685	10,585	10,585
Deferred revenue	470	540	540
Current portion of long-term debt	227	1,281	1,281

Total current liabilities	9,328	16,923	16,923

Long-term debt	5,816	15,696	15,696
Commitments and contingencies
Series A redeemable convertible preferred shares, par value $0.001 per share, 11,000,000 shares authorized, 9,845,849 shares issued and outstanding at June 30, 2004 and 2005 (aggregate liquidation preference of $14,080 and $14,080, respectively); no shares authorized issued and outstanding, pro forma (unaudited)	13,430	13,556	—
Series B redeemable convertible preferred shares, par value $0.001 per share, 12,339,416 and 13,008,515 shares authorized, 7,339,415 and 12,874,694 shares issued and outstanding at June 30, 2004 and 2005 (aggregate liquidation preference $30,165 and $52,915, respectively); no shares authorized, issued and outstanding, pro forma (unaudited)	30,505	57,880	—

Shareholders’ equity (deficit):
Common shares, par value $0.001 per share, 39,289,197 shares authorized at June 30, 2004 and 2005; 11,342,927 and 11,374,892 shares issued and outstanding at June 30, 2004 and 2005, respectively; 34,095,435 shares issued and outstanding, pro forma (unaudited)	11	11	34
Additional paid-in capital	2,632	2,679	74,092
Accumulated deficit	(19,985)	(41,017)	(41,017)
Accumulated other comprehensive income	270	258	258

Total shareholders’ equity (deficit)	(17,072)	(38,069)	33,367

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	$42,007	$65,986	$65,986

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2003	2004	2005
	(In thousands, except share and per share data)
Revenue	$35,431	$58,784	$90,885

Cost of revenue (note 3)	15,024	23,837	36,528
Technology and development expense	4,897	8,515	10,839
Marketing and selling expense	11,901	19,138	32,372
General and administrative expense	2,485	3,968	5,813
Loss on contract termination	—	—	21,000

Income (loss) from operations	1,124	3,326	(15,667)
Other income (expenses), net	96	47	(78)
Interest expense	—	83	390

Income (loss) from operations before income taxes	1,220	3,290	(16,135)
Income tax provision (benefit)	747	(150)	84

Net income (loss)	$473	$3,440	$(16,219)

Net income (loss) attributable to common shareholders:
Basic	$51	$384	$(21,032)
Diluted	$52	$414	$(21,032)

Basic net income (loss) per share	$0.00	$0.03	$(1.85)

Diluted net income (loss) per share	$0.00	$0.03	$(1.85)

Weighted average common shares outstanding-basic	11,609,068	11,014,842	11,358,575

Weighted average common shares outstanding-diluted	12,182,176	12,539,644	11,358,575

Pro forma net loss attributable to common shareholders (unaudited):			$(16,219)
Net loss per common share, basic (unaudited)			$(0.49)
Net loss per common share, diluted (unaudited)			$(0.49)
Weighted average common shares outstanding (unaudited)			33,156,572

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY (DEFICIT)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Deferred Compensation	Note Receivable From Officer	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
						(In thousands)
Balance at June 30, 2002	10,815	14,182	—	—	10,826	11	6,423	(7)	—	(18,288)	—	(11,861)
Issuance of Common Shares					1,269	1	880					881
Compensation expense for repurchase of immature shares							70					70
Repurchase and retirement of Common Shares					(80)		(36)			(83)		(119)
Accretion of Preferred Shares		375								(375)		(375)
Note receivable from officer									(356)			(356)
Amortization of Restricted Shares								7				7

Net income										473
Total comprehensive income												473

Balance at June 30, 2003	10,815	$14,557	—	$—	12,015	$12	$7,337	$—	$(356)	$(18,273)	$—	$(11,280)
Issuance of Common Shares					670		805					805
Issuance of Preferred Shares net of issuance costs of $1,978			7,339	28,187								—
Accretion of Preferred Shares		181		2,318						(2,499)		(2,499)
Repurchase and retirement of Preferred Shares	(969)	(1,308)								(2,653)		(2,653)
Repurchase and retirement of Common Shares					(1,255)	(1)	(5,154)					(5,155)
Repurchase and retirement of Common Shares in settlement of loan to officer					(87)		(356)		356			—
Net Income										3,440
Currency translation											270

Total comprehensive income												3,710

Balance at June 30, 2004	9,846	$13,430	7,339	$30,505	11,343	$11	$2,632	$—	$—	$(19,985)	$270	$(17,072)

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

	Series A Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at June 30, 2004	9,846	$13,430	7,339	$30,505	11,343	$11	$2,632	$(19,985)	$270	$(17,072)
Issuance of Common Shares					32		47			47
Issuance of Preferred Shares, net of issuance costs of $62			5,535	22,688						—
Accretion of Preferred Shares		126		4,687				(4,813)		(4,813)
Net Loss								(16,219)
Currency translation									(12)

Total comprehensive income										(16,231)

Balance at June 30, 2005	9,846	$13,556	12,874	$57,880	11,375	$11	$2,679	$(41,017)	$258	$(38,069)

Conversion of all redeemable convertible preferred shares into common shares (unaudited)	(9,846)	(13,556)	(12,874)	(57,880)	22,720	23	71,413			71,436

Pro forma balance at June 30, 2005 (unaudited)	—	$0	—	$0	34,095	$34	$74,092	$(41,017)	$258	$33,367

See accompanying notes.

VISTAPRINT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2003	2004	2005
	(In thousands)
Operating activities
Net income (loss)	$473	$3,440	$(16,219)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,103	4,209	5,902
Stock-based compensation	77	—	—
Gain on disposal of assets	(17)	—	—
Deferred taxes	—	(527)	(420)
Provision for (recovery of) doubtful accounts	211	(162)	9
Changes in operating assets and liabilities:
Accounts receivable	(387)	(233)	(457)
Inventory	108	(46)	(316)
Prepaid expenses and other assets	(973)	(281)	(1,774)
Accounts payable	614	(522)	1,665
Accrued expenses and other current liabilities	1,784	3,291	4,939

Net cash provided by (used in) operating activities	3,993	9,169	(6,671)

Investing activities
Purchases of property, plant and equipment, net	(1,571)	(13,374)	(18,629)
Capitalization of software and website development costs	(2,570)	(3,523)	(1,908)
Acquisition of patents	(164)	(1,183)	—
Increase in other assets	(173)	—	—

Net cash used in investing activities	(4,478)	(18,080)	(20,537)

Financing activities
Proceeds from long-term debt	—	6,021	11,361
Repayment of long-term debt	—	—	(307)
Payment of deferred offering costs	—	—	(255)
Proceeds from issuance of series B preferred shares, net	—	28,187	22,688
Repurchase of common shares	(120)	(5,156)	—
Repurchase of series A preferred shares	—	(3,961)	—
Proceeds from issuance of common shares	526	711	47

Net cash provided by financing activities	406	25,802	33,534

Effect of exchange rate changes on cash	—	20	16

Net increase (decrease) in cash and cash equivalents	(79)	16,911	6,342

Cash and cash equivalents at beginning of period	3,228	3,149	20,060

Cash and cash equivalents at end of period	$3,149	$20,060	$26,402

See accompanying notes.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

1.    Description of the Business

VistaPrint Limited, a Bermuda company (the “Company”), is a leading online supplier of high-quality graphic design services and customized printed products to small businesses and consumers worldwide. Through the use of proprietary Internet-based graphic design software, 16 localized websites, proprietary order receiving and processing technologies and advanced computer integrated printing facilities, the Company offers a broad spectrum of products ranging from business cards and brochures to invitations and holiday cards. The Company focuses on serving the graphic design and printing needs of the small business market, generally businesses or organizations with fewer than 10 employees. The Company also provides graphic design and printing products to the consumer market.

Prior to May 2005, the Company purchased all of its printed materials for the fulfilment of North American customer orders from a related party, Mod-Pac Corporation (“Mod-Pac”), pursuant to a long-term supply agreement (see Note 3). Printed materials for the fulfilment of customer orders outside of North America are produced by the Company’s manufacturing facility in Venlo, the Netherlands.

In August 2004, the Company, through its wholly owned subsidiary, VistaPrint North American Services Corp., began construction on a new printing facility in Windsor, Ontario, Canada. In May 2005, VistaPrint North American Services Corp. began printing and shipping limited volumes of products to North American customers.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned, direct and indirect subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Balance Sheet and Shareholders’ Equity (Deficit)

The unaudited pro forma consolidated balance sheet and statement of shareholders’ equity (deficit) as of June 30, 2005 reflect the conversion of all of the outstanding redeemable convertible preferred shares into 22,720,543 common shares upon completion of this offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable and sales returns allowance, useful lives of property and equipment, and income taxes, among others, as well as the value of common stock prior to its initial public offering for the purpose of determining stock-based compensation. The Company bases its estimates on historical

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity (at the date of purchase) of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost, which approximates market value.

Fair Value of Financial Instruments

Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value due to the short period of time to maturity of those instruments. The Company’s floating-rate long-term borrowings approximate fair value (see Note 5).

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The risk with respect to cash and cash equivalents is minimized by the Company’s policy of investing in financial instruments (i.e., cash equivalents) with short-term maturities issued by highly rated financial institutions. The risk with respect to accounts receivables is minimized by the Company’s policy of monitoring the creditworthiness of its customers to which it grants credit terms in the normal course of business. Two customers accounted for 36% and 24% of the Company’s total accounts receivable at June 30, 2004, and one customer accounted for 52% of the Company’s total accounts receivable at June 30, 2005.

The Company maintains an allowance for doubtful accounts for potential credit losses based upon specific customer accounts and historical trends, and such losses in the aggregate have not exceeded the Company’s expectations.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of first-in, first-out cost or market.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less allowance for depreciation and amortization. Additions and improvements that substantially extend the useful life of a particular asset are capitalized while repairs and maintenance costs are charged to expense as incurred. Interest on borrowings is capitalized during the active construction period of major capital projects. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Interest cost capitalized amounted to $78 and $51 for each of the years ended June 30, 2004 and 2005. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts. Depreciation has been provided using the straight-line method over the estimated useful lives of the assets as follows:

Building and building improvements	10 – 30 years
Land improvements	10 years
Machinery and print production equipment	4 – 10 years
Computer software and equipment	3 years
Furniture, fixtures and office equipment	5 – 7 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Software and Web Site Development Costs

The Company capitalizes eligible costs associated with software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and EITF 00-2, “Accounting for Web Site Development Costs.” Costs associated with the development of software for internal-use are capitalized if the software is expected to have a useful life beyond one year and amortized over the software’s useful life, which is approximately two years. Costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred. Total software development costs capitalized in the years ended June 30, 2003, 2004 and 2005 were $2,570, $3,523 and $1,908, respectively. Costs associated with the acquisition of content images used in the Company’s graphic design process that have useful lives greater than one year, such as digital images and artwork, are capitalized and amortized over their useful lives, which approximate two years.

Amortization expense in the years ended June 30, 2003, 2004 and 2005 were $1,413, $2,702 and $2,780, respectively, resulting in accumulated amortization of $1,458, $3,051 and $2,175 at June 30, 2003, 2004 and 2005, respectively.

The Company performs a periodic review of the recoverability of such capitalized software costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment of Long-Lived Assets.” There were no impairment charges recorded for the year ended June 30, 2003. The Company recorded impairment charges of $181 and $115 for the years ended June 30, 2004 and 2005, respectively. The amortization of capitalized software costs and any impairment charges are included in technology and development in the Consolidated Statements of Operations.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Revenue Recognition

Customer orders are received via the Company’s websites and are primarily paid for using credit cards, and also through direct bank debit, wire transfers and other payment methods. The Company recognizes revenue arising from sales of printed goods when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been shipped and title and risk of loss transfers to the customer, the net sales price is fixed or determinable and collectibility is reasonably assured. We offer discounts to our customers through various advertising campaigns which often contain sales offers which include discounts off of our published list prices. These discounts are recognized as a reduction of revenue in our financial statements at the time revenue is recognized.

The Company also generates revenue from order referral fees received from merchants for customer click-throughs and orders that are placed on the merchants’ websites. Revenue generated from order referrals is recognized in the period that the click-through impression is delivered provided that persuasive evidence of an arrangement, the fee is fixed or determinable, no significant obligations remain and collection is reasonably assured.

A reserve for sales returns and allowances is recorded based on historical experience or specific identification of an event necessitating a reserve.

Shipping, handling and processing costs billed to customers are included in revenue and the related costs are included in cost of revenue.

Cost of Revenue

Cost of revenue consists of the purchase price of printed products sold by the Company, shipping charges, payroll and related expenses for production personnel, materials, supplies, depreciation of equipment used in the production process and miscellaneous other related costs (see Note 3).

Marketing and Selling Expense

Marketing and selling expense consist of external advertising expenses, salaries and overhead related to sales, marketing and customer design sales and service activities, credit card processing fees and miscellaneous related costs.

All advertising costs are expensed as incurred. Advertising production costs are expensed as the costs to produce the advertising are incurred. Advertising communication costs are expensed at the time of communication. Advertising expenses for the years ended June 30, 2003, 2004 and 2005 were $7,594, $11,500, and $16,185, respectively.

Technology and Development Expense

Technology and development expense consist primarily of payroll and related expenses for software development, amortization of capitalized software and website development costs, information technology operations, website hosting, equipment depreciation, patent amortization and miscellaneous infrastructure-related costs. This category also includes the amortization of purchase costs related to content images used in the Company’s graphic design process.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Research and development costs are expensed as incurred. Research and development expenses for the years ended June 30, 2003, 2004 and 2005 were $1,547, $2,522, and $4,296, respectively. Costs of information technology operations are expensed in the period in which they are incurred.

Long-Lived Assets and Intangible Assets

In accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets, including intangible assets, may warrant revision or that the carrying value of these assets may be impaired. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. Any write-downs are treated as permanent reductions in the carrying amount of the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company’s long-lived assets, including intangible assets, was impaired.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other than reported net income, the only item of comprehensive income is foreign currency translation adjustment, which is disclosed in the accompanying consolidated statements of redeemable convertible preferred shares, and shareholders’ equity (deficit).

Income Taxes

VistaPrint Limited is a Bermuda based company. Bermuda currently does not impose any tax computed on profits or income, which results in a zero tax liability for the Company on any profits recorded in Bermuda. VistaPrint Limited has operating subsidiaries in the Netherlands, Canada, Jamaica and the United States. VistaPrint Limited has entered into service agreements, which are also referred to as transfer pricing agreements, with each of its operating subsidiaries. These agreements effectively result in VistaPrint Limited paying each of these subsidiaries for its costs plus a fixed mark-up. The Jamaican subsidiary is located in a tax free zone, so its tax rate is zero. The Netherlands, Canadian and United States subsidiaries are each located in jurisdictions that tax profits and, accordingly, regardless of the Company’s consolidated results of operations, each of these subsidiaries will pay taxes in its respective jurisdiction.

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, income taxes are provided for amounts currently payable and for deferred tax assets and liabilities, which are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Foreign Currency Translation

The majority of the Company’s non-U.S. sales orders are manufactured by the Company’s subsidiary in the Netherlands, VistaPrint B.V., which has the euro as its functional currency. VistaPrint B.V. translates its assets and liabilities at current rates of exchange in effect at the balance sheet date. The resulting gains and losses from translation are included as a component of other comprehensive income (loss). All other non-U.S. subsidiaries have the U.S. dollar as the functional currency and transaction gains and losses and remeasurement of foreign currency denominated assets and liabilities are included in interest and other income (expense), net. Foreign currency transaction gains or losses included in other income (expense), net were not material in the years ended 2003 and 2004. Foreign currency transaction losses in fiscal 2005 were $371.

Net Income (Loss) Per Share

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, Participating Securities and the Two Class Method under FASB Statement No. 128, Earnings per Share (“EITF 03-6”). EITF 03-6 clarified the use of the “two-class” method of calculating earnings per share as originally prescribed in FAS 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its redeemable convertible preferred shares represents a participating security, and therefore has adopted the provisions of EITF 03-6 retroactively for all periods presented.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common shareholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s charter and then to preferred and common shareholders, pro rata, based on ownership interests. Net losses are not allocated to preferred shareholders. For all periods presented, the application of the two-class method is more dilutive than the if-converted method. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including share options using the treasury stock method. There were 1,790,099 potential common shares not included in the denominator used in computing net loss per common share for the year ended June 30, 2005 as their inclusion would be antidilutive.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Year Ended June 30,
	2003	2004	2005
Numerator:
Net income (loss)	$473	$3,440	$(16,219)

Allocation of net income (loss):
Basic:
Accretion of preferred share dividends	375	2,499	4,813
Undistributed net income allocated to preferred shareholders	47	557	—

Net income attributable to preferred shareholders	422	3,056	4,813
Net income (loss) attributable to common shareholders	51	384	(21,032)

Net income (loss)	$473	$3,440	$(16,219)

Diluted:
Accretion of preferred stock dividends	375	2,499	4,813
Undistributed net income allocated to preferred shareholders	46	527	—

Net income attributable to preferred shareholders	421	3,026	4,813
Net income (loss) attributable to common shareholders	52	414	(21,032)

Net income (loss)	$473	$3,440	$(16,219)

Denominator
Weighted-average common shares outstanding	11,609,068	11,014,842	11,358,575
Weighted-average convertible preferred shares	—	—	—
Weighted-average common shares issuable upon exercise of outstanding share options and warrants	573,108	1,524,802	—

Shares used in computing diluted net income (loss) per common share	12,182,176	12,539,644	11,358,575
Calculation of net income (loss) per share:
Basic:
Net income (loss) applicable to common shareholders	$51	$384	$(21,032)

Weighted average common shares outstanding	11,609,068	11,014,842	11,358,575
Net income (loss) per common share	$0.00	$0.03	$(1.85)

Diluted:
Net income (loss) attributable to common shareholders	$52	$414	$(21,032)

Shares used in computing diluted net income (loss) per common share	12,182,176	12,539,644	11,358,575
Net income (loss) per common share	$0.00	$0.03	$(1.85)

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Pro Forma Net Income (Loss) Per Share (unaudited)

Pro forma basic net income (loss) per share have been computed to give effect to the conversion of convertible preferred shares into common shares upon the closing of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2005. The impact of employee share options on pro forma income (loss) per share for the year ended June 30, 2005 would be antidilutive, and accordingly have been excluded.

The following table sets forth the computation of pro forma basic and diluted net income (loss) per share:

Year Ended June 30, 2005
(unaudited)
Numerator:
Net loss	$(16,219)
Preferred share dividends	—

Numerator for basic and diluted pro forma calculation	$(16,219)

Denominator:
Weighted-average common shares outstanding	11,358,575
Add: Adjustments to reflect the weighted average effect of the assumed conversion of preferred shares from the date of issuance	21,797,997

Denominator for basic pro forma calculation	33,156,572

Effect of dilutive securities:
Employee share options	—

Denominator for diluted pro forma calculation	33,156,572

Pro forma net loss per common share, basic	$(0.49)

Pro forma net loss per common share, diluted	$(0.49)

Share-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation. In addition, the Company provides pro forma disclosure of stock-based compensation, as measured under the fair value requirements of SFAS No. 123, Accounting for Stock-Based Compensation. These pro forma disclosures are provided as required under SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

At June 30, 2005, the Company had a share-based employee compensation plan, which is more fully described in Note 9. The Company grants share options for a fixed number of shares to employees and certain other individuals with exercise prices as determined by the Board of Directors at the dates of grant. No compensation cost has been recognized for its share-based compensation plans as the exercise price for options granted has equaled or exceeded the fair value at that date. The fair value of restricted share grants are recognized as compensation expense ratably over the vesting period. Had compensation cost for the Company’s share-based compensation plans been recorded

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

based on the fair value of awards at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net income and earnings per share for the years ended June 30, 2003, 2004 and 2005 would have been decreased to the pro forma amounts as follows:

	Year Ended June 30,
	2003	2004	2005
Numerator:
Net income (loss), as reported	$473	$3,440	$(16,219)
Add: actual share based compensation expense	77	—	—
Less: pro forma share-based compensation expense under SFAS No. 123	(86)	(176)	(405)

Pro forma net income (loss)	$464	$3,264	$(16,624)

Allocation of net income:
Basic:
Accretion of preferred share dividends	375	2,499	4,813
Undistributed pro forma net income allocated to preferred shareholders	44	452	—

Pro forma net income attributable to preferred shareholders	419	2,951	4,813
Pro forma net income (loss) attributable to common shareholders	45	313	(21,437)

Pro forma net income (loss)	$464	$3,264	$(16,624)

Diluted:
Accretion of preferred share dividends	375	2,499	4,813
Undistributed pro forma net income allocated to preferred shareholders	43	428	—

Pro forma net income attributable to preferred shareholders	418	2,927	4,813
Pro forma net income (loss) attributable to common shareholders	46	337	(21,437)

Net income (loss)	$464	$3,264	$(16,624)

Denominator

Weighted-average common shares outstanding	11,609,068	11,014,842	11,358,575
Weighted-average convertible preferred shares	—	—	—
Weighted-average shares of common share issuable upon exercise of outstanding share options and warrants	573,108	1,524,802	—

Shares used in computing diluted net income (loss) per common share	12,182,176	12,539,644	11,358,575

Calculation of net income (loss) per share:
Basic:
Pro forma net income (loss) attributable to common shareholders	$45	$313	$(21,437)

Weighted average common shares outstanding	11,609,068	11,014,842	11,358,575
Pro forma net income (loss) per common share	$0.00	$0.03	$(1.89)

Diluted:
Pro forma net income (loss) attributable to common shareholders	$46	$337	$(21,437)

Shares used in computing diluted net income (loss) per common share	12,182,176	12,539,644	11,358,575
Pro forma net income (loss) per common share	$0.00	$0.03	$(1.89)

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

The fair value of each of the Company’s option grants prior to June 3, 2005, which is the date the Company filed it’s Form S-1 registration statement with the Securities and Exchange Commission, has been estimated on the date of grant using the minimum value method and Black-Scholes option-pricing model. Option grants subsequent to this date were not valued using the minimum value method. Weighted-average assumptions used for grants in 2003, 2004 and 2005 are as follows:

	Year Ended June 30,
	2003	2004	2005
Risk-free interest rates	2.85%	3.00%	3.78%
Expected dividend yield	0%	0%	0%
Expected life	4.5 years	4.5 years	4.5 years
Expected volatility	0%	0%	0%
Weighted average fair value of options and warrants granted	$0.16	$0.50	$1.69

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. Additional awards in future years are anticipated.

The Company has adopted SFAS 123(R) beginning in the fiscal quarter ending September 30, 2005. As a result, the Company will no longer utilize the minimum value method (i.e., zero volatility) option pricing model. The adoption of SFAS No. 123(R)’s fair value method will have a negative impact on the Company’s results of operations, although it will have no impact on the Company’s financial condition.

Patents

The Company pursues patent protection for its intellectual property. As of June 30, 2005, the Company owned three issued United States patents; two issued European patents registered as national patents in various European Union countries; one issued French patent and had received notice of intention to grant a patent from the U.S. Patent Office for one additional United States patent. The Company has multiple additional patent applications pending with United States, European, and other patent offices related to various systems, processes, techniques, and tools developed by the Company for its business. All costs related to patent applications are expensed as incurred. The costs of purchasing patents from unrelated third parties are capitalized and amortized over the remaining life of the patent. The costs of pursuing others who are believed to infringe on the Company’s patents, as well as costs of defending the Company against patent-infringement claims, are expensed as incurred.

New Accounting Pronouncements

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” This statement amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of Statement No. 151 should be applied prospectively. The adoption of FAS No. 151 is not expected to have a material impact on our financial position or results of operations.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123(R), Share Based Payment. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value based on the Black-Scholes or binomial methods. SFAS 123(R) requires us to adopt the new accounting provisions beginning in the first quarter of fiscal 2006. We continue to evaluate the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS 123(R) will adversely affect our operating results to some extent in future periods.

In December 2004, the FASB issued FAS No. 153, “Exchange of Nonmonetary Assets”, which is an amendment to APB Opinion No. 29. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of FAS No. 153 is not expected to have a material impact on our financial position or results of operations.

3.    Related-Party Transactions

Prior to May 2005, the Company purchased all of its printed materials for the fulfilment of North American customers’ orders from Mod-Pac Corporation. The brother of the President and CEO of the Company is the President and CEO of Mod-Pac, and the father of the President and CEO of the Company is the Chairman of the Board of Mod-Pac. The father of the President and CEO of the Company is also a shareholder of the Company. In the years ended June 30, 2003, 2004 and 2005, the Company purchased goods and services from Mod-Pac of $9,915, $15,441, and $19,484, respectively. As of June 30, 2003, 2004 and 2005, the Company owed Mod-Pac $2,006, $2,112 and $2,295, respectively.

In April 2001, the Company signed a ten-year supply agreement with Mod-Pac (the “Original Agreement”) pursuant to which Mod-Pac would serve as the exclusive supplier of all printed materials for the fulfilment of customer orders unless otherwise agreed. In return, the Company received extended credit terms until July 2002, at which point the credit terms returned to standard commercial credit terms.

In September 2002, the Company entered into two supply agreements (collectively, the “Supply Agreements”) with Mod-Pac, which superseded the Original Agreement. One agreement covered North America (the “North American Supply Agreement”) and the other agreement covered the rest of the world. Under the Supply Agreements, Mod-Pac’s right to be the sole supplier of printed products was limited to being the sole supplier of printed products for customer orders for delivery in North America. The Supply Agreements had an expiration date of April 2, 2011. Under the North American Supply Agreement, the Company was charged all direct and indirect costs incurred by Mod-Pac related to the printing of product for customers in North America, plus a 33% mark-up.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

On July 2, 2004, the Company signed a termination agreement for $22,000 with Mod-Pac (the “Termination Agreement”), which effectively terminated in their entirety all then existing Supply Agreements as of August 30, 2004 and the Company entered into a new supply agreement (the “New Supply Agreement”) with Mod-Pac, which became effective on August 30, 2004. Under the New Supply Agreement, Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. The cost of these services under the new supply agreement is based on a fixed price per product. This fixed pricing methodology has effectively reduced the price the Company pays per product to costs of production plus 25%. The New Supply Agreement expires August 30, 2005.

On the Termination Date, the Company paid to Mod-Pac a termination fee of $22,000 in consideration of the termination of the existing supply agreements and Mod-Pac entering into the New Supply Agreement. As a result of this payment and agreements, the Company recorded a loss of $21,000. The Company deferred $1,000 of the total termination fee of $22,000 representing the effective reduction of the mark-up on costs of purchased product estimated to be purchased over the contract period of the new supply agreement. This deferral was recorded as a deferred cost within prepaid and other current assets on our consolidated balance sheet and is being amortized over the twelve month term of the new supply agreement.

On April 15, 2005, the Company signed an amendment to the New Supply Agreement with Mod-Pac which permits VistaPrint to manufacture printed products destined for North American customers at its production facility in Windsor, Ontario, Canada. In exchange, the Company will pay to Mod-Pac a fee for each unit shipped based on the type of item produced until August 30, 2005. In addition, the Company and Mod-Pac agreed to fixed prices per product for any purchase orders that the Company may place with Mod-Pac for printed products during the period from August 31, 2005 to August 30, 2006. The Company has no minimum purchase commitments during this period.

4.    Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30,
	2004	2005
Land and land improvements	$1,779	$2,137
Building and building improvements	6,085	10,592
Computer software and equipment	3,351	5,765
Furniture, fixtures and office equipment	486	922
Leasehold improvements	107	165
Machinery and print production equipment	4,010	11,776
Construction in progress	551	3,348

	16,369	34,705
Less: accumulated depreciation	(2,036)	(4,792)

	$14,333	$29,913

Depreciation expense totaled $631, $1,205 and $2,818 for the years ended June 30, 2003, 2004 and 2005, respectively.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

5.    Long-Term Debt

In November 2003, VistaPrint B.V. (a wholly owned subsidiary of the Company) entered into a 5,000 euro revolving credit agreement (the “Credit Agreement”) with ABN AMRO Bank N.V., a Netherlands based bank. The borrowings were used to finance the construction of the Company’s printing facility located in Venlo, the Netherlands. The Company had $6,043 and $5,818 outstanding under the Credit Agreement as of June 30, 2004 and 2005. The loan is secured by a mortgage on the land and building and is payable in quarterly installments beginning October 1, 2004 through 2024 of 63 euros ($76 at June 30, 2004 and 2005, respectively). Interest on the loan accrues at a EURIBOR rate plus 1.15%.

In November 2004, VistaPrint B.V. amended the Credit Agreement to include an additional 1,200 euro loan. The borrowings were used to finance a new printing press at the Company’s facility located in Venlo, the Netherlands. This resulted in the Company having an additional $1,390 outstanding under the Credit Agreement as of June 30, 2005. This additional loan is secured by the printing press and is payable in quarterly installments beginning April 1, 2005 through 2011 of 50 euros ($60 at June 30, 2005). Interest on this additional loan accrues at a EURIBOR rate plus 1.40%.

The credit agreement requires the Company to cause VistaPrint B.V. to maintain Tangible Net Worth (as defined in the Credit Agreement) at a minimum of 30% of VistaPrint B.V.’s adjusted balance sheet (as defined in the Credit Agreement). VistaPrint B.V. was in compliance with all loan covenants at June 30, 2004 and 2005. There are no restrictions on VistaPrint B.V.’s ability to pay dividends.

In November 2004, VistaPrint North American Services Corp., the Company’s Canadian production subsidiary, entered into an $11,000 credit agreement with Comerica Bank—Canada. The borrowings were used to finance new printing equipment purchases and the construction of a printing facility located in Windsor, Ontario, Canada. At June 30, 2005, the Company had $9,769 outstanding under this credit agreement. The loan is secured by a guaranty from VistaPrint Limited and several of its subsidiaries and is payable in monthly installments beginning November 1, 2005 through 2009 plus interest. Interest on the equipment term loan is based, at the Company’s election at the beginning of the applicable period, on either a LIBOR rate plus 275 basis points or Comerica’s prime rate. Interest on the construction loan is based, at the Company’s election at the beginning of the applicable period, on either a LIBOR rate plus 175 basis points or Comercia’s prime rate less 1.00%.

The credit agreement includes covenants that, among other things, restrict VistaPrint North American Services’s ability to pay dividends and require that consolidated, non-financed capital expenditures not exceed $9,300 for fiscal year 2005. Additionally, beginning in September 2005, the credit agreement requires the Company to maintain a consolidated ratio of funded debt to cash flow at a maximum of 2.50 to 1.00 and VistaPrint North American Services Corp. to maintain a minimum debt service coverage ratio of 1.40 to 1.00. Debt service coverage ratio is defined as the ratio of cash flow to the sum of required principal payments plus cash interest paid.

The Company and VistaPrint North American Services Corp. were in compliance with all loan covenants at June 30, 2005.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Payments due on long-term debt during each of the five fiscal years subsequent to June 30, 2005, are as follows:

2006	1,281
2007	1,650
2008	1,650
2009	1,650
2010	6,258
Thereafter	4,488

$16,977

6.    Accrued Liabilities

Accrued liabilities included the following:

	Year Ended June 30,
	2004	2005
Accrued advertising costs	$1,710	$2,460
Accrued compensation costs	974	2,186
Accrued income taxes	699	1,078
Accrued Mod-Pac printing costs (note 3)	585	667
Accrued shipping costs	348	735
VAT payable	331	1,246
Other	1,038	2,213

Total other accrued liabilities	$5,685	$10,585

7.    Series A Redeemable Convertible Preferred Shares

On April 26, 2001, the Company issued 8,409,630 shares of Series A Redeemable Convertible Preferred Shares (the “Series A Shares”) for $1.30 each, for a total consideration of $10,933.

On June 12, 2001, the Company issued a further 769,230 shares of Series A Shares for $1.30 each, for a total consideration of $1,000.

On July 25, 2001, the Company issued a further 38,000 shares of Series A Shares for $1.30 each, for a total consideration of $49.

On January 4, 2002 the Company issued 1,597,777 shares of Series A Shares for $1.30 each, for a total consideration of $2,077.

The principal rights of the Series A Shares are as follows:

Dividend Rights

The Series A Shares are not entitled to dividends. However, the Company cannot declare or pay any dividends or distributions on common shares unless it pays a dividend on the Series A

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Shares equal to the amount per share payable with respect to the common shares multiplied by the number of whole common shares into which the Series A Shares are then convertible. As of June 30, 2005, no dividends had been declared.

Liquidation Rights

In the event of any voluntary or involuntary liquidation of the Company, before any distribution or payment is made to the holders of common shares but after payment to holders of Series B Shares (see Note 8), the holders of the Series A Shares are entitled to receive the greater of (1) $1.43 per share, plus dividends declared but unpaid or (2) the amount that the Series A Shares would have received had they converted to common shares.

Voting Rights

The Series A Shares are entitled to vote a number of votes equal to the number of common shares into which the Series A Shares are convertible.

Conversion Rights

The Series A Shares may be converted into common shares at any time based on a conversion ratio determined based upon the original per share issuance price of Series A Shares of $1.30 per share divided by an initial conversion price of $1.30. The conversion ratio may be adjusted in the event of future issuances of dilutive securities or sales of shares at below current market price. Upon the earlier of (a) the date on which all then outstanding Series B Shares are automatically converted or (b) the date that fewer than 2,200,000 of the Series A Shares are outstanding, all then-outstanding Series A shares will be automatically converted.

Redemption Rights

On August 19, 2008, 2009 and 2010, upon receipt of requests from at least 50% of the Series A Shares, the Company must redeem the Series A Shares in three equal installments at a price of $1.43 per share, plus accrued but unpaid dividends.

Redemption requirements on Series A Shares during each of the five years subsequent to June 30, 2005, are as follows:

2006	$—
2007	—
2008	—
2009	4,693
2010	4,693
Thereafter	4,693

$14,079

The Series A Preferred Shares are being accreted to their redemption value using the effective interest rate method over the period from issuance through the dates of redemption.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

8.    Series B Redeemable Convertible Preferred Shares

On August 19, 2003, the Company issued 7,339,415 shares of Series B Redeemable Convertible Preferred Shares (the “Series B Shares”) for $4.11 each, for a total consideration of $30,165.

On August 30, 2004, the Company issued 5,535,279 shares of Series B Shares for $4.11 each, for a total consideration of $22,750.

Of these shares, the Company issued 60,827 shares for a total consideration of $250 to George Overholser, a director, and an aggregate of 9,732,360 shares for a total consideration of $40,000 to Highland Capital Partners VI Limited Partnership and related entities, which collectively own more than five percent of the Company’s voting securities. Fergal Mullen, a director, is a managing director of Highland Management Partners VI, Inc., the general partner of each of the general partners of these entities.

The principal rights of the Series B Shares are as follows:

Dividend Rights

The Series B Shares are entitled to receive dividends at an annual rate of 8% of the original purchase price payable only when, as and if declared by the Board of Directors. The dividends will be accruing and cumulative, and if not declared and paid prior to redemption, will be payable upon redemption. As of June 30, 2005, no dividends had been declared.

Liquidation Rights

In the event of any liquidation or winding up of the Company, assets available for distribution to shareholders shall be distributed as follows: (1) holders of Series B Shares shall be entitled to receive, in preference to holders of Series A Shares and common shares, an amount equal to the original purchase price; (2) holders of Series A Shares shall be entitled to receive, in preference to holders of common shares, $1.43 per share; (3) the remaining assets shall be distributed to holders of the Series B Shares and common shares on an as-converted basis.

Voting Rights

Holders of Series B Shares are entitled to vote, together with the holders of Series A Shares and common shares, as a single class on the following basis: (i) common shareholders shall have one vote per share; and (ii) holders of Series A and B Shares shall have the number of votes equal to the number of common shares into which their shares of Preferred stock are convertible. In addition, as long as at least 20% of the Series B Shares are outstanding, a majority must approve any plans to: (1) amend the Memorandum of Association or Bye-Laws; (2) authorize or issue any new class of securities; (3) create or authorize any additional shares of Series A or Series B; (4) make an acquisition for more than $1,000 or borrow amounts exceeding $2,500; (5) change the size of the Board of Directors; (6) increase the number of shares reserved for issuance to employees, directors or contractors unless approved by the Board of Directors; or (7) change the principal business of the Company.

Conversion Rights

The Series B Shares initially were convertible into common shares at any time based on a conversion ratio determined based upon the original per share issuance price of the Series B

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Shares of $4.11 per share divided by an initial conversion price of $4.11. The conversion ratio may be adjusted in the event of future issuances of dilutive securities or sales of shares at below current market price. Initially, the Series B Shares provided that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share that is not less than $12.33 and which results in gross proceeds to the Company of not less than $35,000 (a “qualified initial public offering”), or (b) the date upon which at least a majority of the Series B Shares elect to convert to common shares, all then-outstanding Series B Shares will be automatically converted.

On May 17, 2005, the terms of the Series B Shares were amended. As a result of this amendment, the automatic conversion provisions were revised to provide that upon the earlier of (a) the closing of an underwritten public offering of shares at a price per share of at least $8.00 per share and which results in gross proceeds to the Company of at least $35,000 or (b) the date on which at least a majority of the Series B Shares elect to convert to common shares, all then-outstanding Series B Shares will be automatically converted, provided that if a mandatory conversion has not occurred prior to December 31, 2005, the price per share set forth in clause (a) above shall be increased to $12.33 after such date. In addition, the amendment provided that if the Company effected a public offering described in clause (a) above prior to December 31, 2005 at a price per share greater than $8.00 per share but less than $10.00 per share, then the conversion price would be reduced immediately prior to the closing of the public offering by multiplying the conversion price then in effect by a fraction, the numerator of which would be the offering price and the denominator of which would be $10.00.

If a reduction in the conversion price were to occur, the Company would record a deemed dividend on its Series B Shares upon its initial public offering. In accordance with EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company would determine the incremental shares issuable pursuant to the conversion price at the time of the initial public offering and compute the deemed dividend based on the fair value of the common shares at the commitment date, which is deemed to be May 17, 2005, the date when such conversion terms were modified. Based on an assumed initial public offering price of $8 per share, the lowest fair market value at which preferred shares automatically convert to common shares, the deemed dividend would be $22,531. This deemed dividend was calculated by multiplying the number of incremental shares of 3,218,674 by the fair value at the commitment date which is $7.00 per share. The number of incremental shares was calculated by dividing the price at which the Series B Shares convert on a one to one basis ($10.00 or more) by the lowest fair market value at which the Series B Shares automatically convert to common shares ($8.00). This quotient is equal to a conversion rate of 1.25 which means that each holder of a Series B Share will receive 1.25 common shares for every preferred share converted at an $8.00 initial public offering price. At an assumed public offering price of $10.00 or more, there will be no deemed dividend.

Redemption Rights

On August 19, 2008, 2009 and 2010, upon receipt of requests from holders of a majority of the shares of the Series B Shares, the Company must redeem the Series B Shares, in three equal installments by paying in cash a total amount equal to 100% of the original purchase price plus accrued and unpaid dividends.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Redemption requirements on Series B Shares during each of the five years subsequent to June 30, 2005 are as follows:

2006	$—
2007	—
2008	—
2009	26,104
2010	26,104
Thereafter	26,105

$78,313

The Series B Preferred Shares are being accreted to their redemption value, which includes undeclared annual cumulative dividends of 8%, using the effective interest rate method over the period from issuance through the dates of redemption.

In August and September 2003, the Company utilized $9,007 of the proceeds from the Series B financing to repurchase and retire 961,288 Series A Shares and 1,230,106 common shares from various shareholders. Of these repurchases, 459,458 Series A Shares and 986,089 common shares were purchased from directors, officers and holders of more than five percent of our voting securities for an aggregate purchase price of $5,941.

9.    Shareholders’ Equity

Share Options

The Company maintains the 2000-2002 Share Incentive Plan (the “Plan”), which provides for employees, officers, directors, consultants and advisors to receive restricted share awards or be granted options to purchase the Company’s common shares. Under the Plan, the Company had reserved 3.5 million common shares for such awards. On April 30, 2004, the Company reserved an additional 500,000 shares for issuances under the Plan. Effective May 17, 2005, the Company reserved an additional 5 million shares and subsequently granted options to purchase approximately 3.1 million shares to employees at an exercise price of $12.33 per share, a price equal to the initial price at which Series B Shares would automatically convert in a qualified public offering. Options granted to U.S. tax residents under the Plan may be “Incentive Stock Options” or “Nonstatutory Options” under the applicable provisions of the U.S. Internal Revenue Code.

While the Company may grant options to employees which become exercisable at different times or within different periods, the Company has generally granted options to employees that are exercisable on a cumulative basis, with 25% exercisable on the first anniversary of the date of grant, and 6.25% quarterly thereafter.

The Company’s predecessors issued warrants to employees to purchase common shares. These warrants were assumed by the Company upon the amalgamation of VistaPrint Corporation into VistaPrint Limited. There were no outstanding warrants as of June 30, 2004 and 2005.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

A summary of the Company’s share option and warrant activity and related information for the years ended June 30, 2004 and 2005 is as follows:

	Year Ended June 30,
	2004		2005
	Options and Warrants	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at the beginning of the period	2,730,513	$1.22	2,969,990	$2.16
Granted	1,003,770	4.00	4,042,871	10.82
Exercised	(669,738)	1.20	(31,965)	1.48
Forfeited/cancelled	(94,555)	1.47	(169,352)	4.93

Outstanding at the end of the period	2,969,990	$2.16	6,811,544	$7.23

Exercisable at the end of the period	1,344,487	$1.21	2,042,400	$1.62

The weighted average remaining contractual life of options and warrants outstanding was 7.9 years and 8.6 years at June 30, 2003, 2004 and 2005, respectively.

The Company has an aggregate of 1,912,642 common shares reserved for issuance under our option plan as of June 30, 2005.

The following table represents weighted average price and life information about significant option groups outstanding at June 30, 2005:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.11 – 1.90	1,943,312	6.04	$1.24	1,754,279	$1.22
$4.11	1,372,322	8.79	4.11	288,121	4.11
$7.00	354,200	9.76	7.00	—	—
$12.33	3,141,710	9.92	12.33	—	—

$1.11 – 12.33	6,811,544	8.58	$7.23	2,042,400	$1.62

On October 4, 2002, a former employee exercised warrants to purchase 642,200 common shares of the Company at an exercise price per share of $0.45 for a total of $289. On May 8, 2003, this individual sold 330,000 of these shares to various shareholders at $1.50 per share. The Company purchased 80,000 of these shares for a total value of $120 and immediately retired the shares of which 65,987 shares were shares repurchased within a six month period of the employee exercising the warrants. The Company determined that because the repurchase occurred within the six month holding period, the shares should be considered immature and thereby required recognition of stock compensation expense. The expense was based on the difference between the repurchase price and exercise price of the shares exercised and repurchased multiplied by 65,987, the number of immature shares. The Company has recorded compensation expense associated with this repurchase of $70 in the year ended June 30, 2003.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

10.    Employees’ Savings Plan

The Company has a defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the plan.

Under the provisions of the plan, employees may voluntarily contribute up to 15% of eligible compensation, subject to IRS limitations. The Company matches 50% of each participant’s voluntary contributions, subject to a maximum Company contribution of 3% of the participant’s eligible compensation. Employee contributions are fully vested when contributed. Company matching contributions vest over four years. The Company contributed and expensed $161, $256 and $253 in the years ended June 30, 2003, 2004 and 2005, respectively.

11.    Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	Year Ended June 30,
	2003	2004	2005
Current:
U.S. Federal	$666	$258	$265
U.S. State	81	—	—
Non-U.S.	—	119	239

Total current	747	377	504

Deferred:
U.S. Federal	—	(527)	(420)

Total	$747	$(150)	$84

The following is a reconciliation of the standard U.S. statutory tax rate and the Company’s effective tax rate:

	Year Ended June 30,
	2003	2004	2005
U.S. federal statutory income tax rate	34.0%	34.0%	(34.0)%
Valuation allowance (utilized)/provided	(72.8)%	(29.7)%	(5.4)%
Foreign rate differential	100.0%	(8.9)%	39.9%

Effective income tax rate	61.2%	(4.6)%	0.5%

The following is a summary of the Company’s income before taxes by geography:

	Year Ended June 30,
	2003	2004	2005
U.S.	$2,969	$1,173	$1,698
Non-U.S.	(1,749)	2,117	(17,833)

Total	$1,220	$3,290	$(16,135)

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

Significant components of the Company’s deferred tax assets and liabilities which are all related to our United States subsidiary for income taxes consist of the following at June 30, 2004 and 2005:

	Year Ended June 30,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards	$1,406	$761
Accrued expenses	103	107
R&D credit carryforwards	239	250
ITC credits and other	5	0
AMT credit carryforward	17	17

	1,770	1,135
Less valuation allowance:	(1,085)	(37)

Net deferred tax assets	685	1,098

Deferred tax liabilities:
Depreciation	(158)	(151)
Capitalized software	—	—

	(158)	(151)

Net deferred taxes	$527	$947

In assessing the realizability of deferred tax assets in accordance with SFAS 109, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the weight of available evidence at June 30, 2005, management believes that it is more likely than not that most of its net deferred tax assets will be realized.

During fiscal year 2004, the Company determined that it was more likely than not that it would realize a portion of the U.S. deferred tax benefit and reversed a portion of its deferred tax asset valuation allowance in the amount of $527. This determination was reached based on the weight of available positive evidence consisting primarily of aggregate cumulative income based on a three-year look back which includes fiscal years 2004, 2003 and 2002 and projected future taxable income for the next fiscal year ending June 30, 2005. The deferred tax assets primarily related to net operating losses in the United States. The remaining reduction in the valuation allowance of $697 during fiscal 2004 was primarily due to the utilization of approximately $1,317 of net operating losses during the year which had previously had a valuation allowance recorded against it.

During fiscal 2005, the Company reversed a portion of its deferred tax asset valuation allowance in the amount of $420 related primarily to net operating losses in the United States. Based upon its regular review of the recoverability of its deferred tax assets, its historical taxable income, and projected future taxable income, the Company concluded that it was more likely than not that it would realize a portion of the U.S. deferred tax benefit and therefore the Company reversed most of the valuation allowance that had been previously established. The remaining reduction in the valuation allowance during fiscal 2005 of $628 was primarily due to the utilization of approximately $1,317 of net operating losses during the year which had previously had a valuation allowance recorded against it. The deferred tax asset at June 30, 2005 was $947. The Company will continue to assess the realization of the deferred tax assets based on operating results.

At June 30, 2005, the Company had U.S. federal net operating loss carryforwards of approximately $2,200 that expire on dates up to and through the year 2021. The Company has state

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

net operating loss carryforwards in the U.S. of approximately $2,200 that will expire in 2006. The utilization of these net operating losses is subject to annual limitation under the change in share ownership rules of the Internal Revenue Code.

The Company has provided for potential amounts due in various tax jurisdictions. Judgment is required in determining the Company’s worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and operating results in the period in which such determination is made.

12.    Segment Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is considered to be the team comprised of the chief executive officer and the executive management team. The Company views its operations and manages its business as one operating segment.

Geographic Data

Revenues by geography are based on the country-specific website through which the customer’s order was transacted. The following table sets forth revenues and long-lived assets by geographic area (in thousands):

	Year Ended June 30,
	2003	2004	2005
Revenues
United States	$30,439	$45,454	$66,138
Non-United States	4,992	13,330	24,747

Total revenues	$35,431	$58,784	$90,885

	As of June 30,
	2004	2005
Long-lived assets:
Bermuda	$5,087	$4,272
Netherlands	12,332	14,535
Canada	579	13,587
United States	1,559	1,792
Jamaica	502	890

Total	$20,059	$35,076

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

13.    Commitments and Contingencies

Operating Lease Commitments

The Company rents office space under operating leases expiring on April 30, 2006 and April 30, 2007. Total rent expense for the years ended June 30, 2003, 2004 and 2005 were $381, $1,150 and $1,283, respectively. There was no sublease income for the year ended June 30, 2003. Sublease income received for the years ended June 30, 2004 and 2005 were $96 and $140, respectively.

Future minimum rental payments required under operating leases for the next five fiscal years and thereafter are as follows at June 30, 2005:

2006	$1,316
2007	930

Total lease commitments	$2,246

The Company executed a lease in April 2003 related to the Company’s office facility in Lexington, Massachusetts, pursuant to which the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. A maximum obligation is not explicitly stated, thus the potential amount of future maximum payments that might arise under this indemnification obligation cannot be reasonably estimated. The Company has not experienced any prior claims against similar lease indemnifications in the past and management has determined that the associated fair value of the liability is not material. As such, the Company has not recorded any liability for this indemnity in the accompanying consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies, which the Company believes would provide, in most cases, some, if not total, recourse to any claims arising from this lease indemnification provision.

Guarantees and Indemnification Obligations

The Company has entered into arrangements with financial institutions and vendors to provide guarantees for the obligations of the Company’s subsidiaries under banking arrangements and purchase contracts. The guarantees vary in length of time but, in general, guarantee the financial obligations of the subsidiaries under such arrangements. The financial obligations of the Company’s subsidiaries under such arrangements are reflected in the Company’s consolidated financial statements and these notes.

The Company enters into agreements in the ordinary course of business with, among others, vendors, lessors, financial institutions, service providers, distributors and certain marketing customers, pursuant to which we have agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, its employees, agents or representatives, or third party claims alleging that the Company’s intellectual property infringes a patent, trademark or copyright.

In accordance with their respective charter and by-laws, the Company and its subsidiaries have agreed to indemnify the directors, executive officers and employees of the Company and its

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

subsidiaries, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which the individual may be involved by reason of such individual being or having been a director, officer or employee.

Based upon our historical experience and information known to us as of June 30, 2005, the Company believes its liability on the above guarantees and indemnities at June 30, 2005 is immaterial.

Purchase Commitments

At June 30, 2004, the Company had unrecorded commitments under a contract to purchase print production equipment of approximately $2,300. The Company had the right to cancel the contract, which limits the Company’s future obligations under this commitment to approximately $360. During the year ended June 30, 2005, the Company completed its purchase of the production equipment related to this contract.

At June 30, 2005, the Company has unrecorded commitments under contracts to purchase print production equipment and to complete construction of the Windsor printing facility of approximately $4,700 and $187, respectively.

Legal Proceedings

One of the Company’s subsidiaries and its predecessor corporation were named as defendants in a purported class action law suit filed in Los Angeles County (California) Superior Court. The complaint alleged that the shipping and handling fees the Company charges for free products are excessive and in violation of sections of the California Business and Professions Code. The Los Angeles County Superior Court granted preliminary approval of a proposed settlement on April 29, 2005 and, on June 17, 2005, gave final approval to the settlement. On August 15, 2005, a notice of appeal was filed with respect to the court’s final approval by an objector to the settlement. Under the terms of the settlement approved by the court, the Company has agreed to change the term ‘shipping and handling’ to ‘shipping and processing’ on its websites, to provide all class members who purchase business cards from the Company for a two year period in the future the opportunity to receive additional cards at reduced rates, and to pay reasonable attorneys fees to plaintiffs’ counsel. The Company reviewed the terms of the settlement and has recorded accruals related to the plaintiffs’ attorney’s fees as well as its legal counsel’s fees. The Company also reviewed the economic impact of the settlement that requires it to provide all class members who purchase business cards in the future the opportunity to receive additional cards at reduced rates. Based on the Company’s analysis of the associated revenue and costs related to this settlement, management believes that no loss will occur as a result of this settlement, and therefore concluded that no additional accrual was required. Therefore no accrual has been recorded in the Company’s Consolidated Balance Sheet for the year ending June 30, 2005. The Company is unable to express an opinion as to the likely outcome of the appeal that has been filed in this matter.

The Company is not currently party to any other material legal proceedings.

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

14.    Loan to Officer

At June 30, 2003, VistaPrint USA, Incorporated held a note receivable totalling $356 from the President of the Company and his wife. This note arose from a transaction in September 2002 whereby the Company loaned the President money to allow him to exercise warrants to purchase 358,400 common shares of the Company. The full recourse promissory note bore interest at a rate of 6.6% per annum, was scheduled to mature on June 19, 2011, and was collateralized by the shares issued upon exercise of the warrants. On September 25, 2003, the President elected to pre-pay 100% of the outstanding principal amount by transferring 86,535 common shares at a price of $4.11 per share for total consideration of $356. The fair market value of the common shares was established by resolution of the Board of Directors on August 14, 2003.

15.    Supplemental Disclosures of Cash Flow Information

	Year Ended June 30,
	2003	2004	2005
Cash paid during the year for:
Interest	$—	$66	$369
Income taxes	400	410	269

Supplemental disclosure of noncash investing and financing activities:
Repayment of note payable from officer with common shares	$—	$356	$—
Preferred shares issued to investor in lieu of issuance costs	—	165	—
Receivables for exercise of share options	—	95	—
Note receivable from officer	356	—	—

16.    Allowance for Doubtful Accounts

The Company offsets gross trade accounts receivable with an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended June 30, 2003, 2004 and 2005:

	Balance at Beginning of Period	Provision	Write- offs	Balance at End of Period
Year ended June 30, 2003	$—	$211	$—	$211
Year ended June 30, 2004	211	50	(213)	48
Year ended June 30, 2005	48	16	(7)	57

VISTAPRINT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended June 30, 2003, 2004 and 2005

(in thousands, except share and per share data)

17.    Quarterly Financial Data (unaudited)

Year Ended June 30, 2004	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$12,433		$13,644	$16,161	$16,546
Net (loss) income	245		468	1,215	1,512

Net income (loss) attributable to common shareholders:
Basic	$(72)		$(259)	$188	$305

Diluted	$(72)		$(259)	$204	$329

Net income (loss) per common share:
Basic	$(0.01)		$(0.02)	$0.02	$0.03

Diluted	$(0.01)		$(0.02)	$0.02	$0.03

Year Ended June 30, 2005	First Quarter		Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$17,861		$21,124	$25,074	$26,826
Net (loss) income	(20,411	)¹	104	2,235	1,853

Net income (loss) attributable to common shareholders:
Basic	$(21,339)		$(1,191)	$313	$186

Diluted	$(21,339)		$(1,191)	$351	$209

Net income (loss) per common share:
Basic	$(1.88)		$(0.10)	$0.03	$0.02

Diluted	$(1.88)		$(0.10)	$0.03	$0.02

¹	Includes $21,000 loss on termination of contract with Mod-Pac Corporation (see Note 3).

VistaPrint
BEST PRINTING. BEST PRICE.

Large Customer Database
5
Over 5 million customers worldwide
High Volume Customized Manufacturing
10
Over 10,000 orders per day
Large Market
20
Over 20 million small office and home office firms in the United States alone
International Reach
16
16 localized web sites & ship to over 120 countries

VistaPrint Worldwide

North American Printing Operations
Windsor, ON Canada
68,000 sq. ft.
Computer Integrated Manufacturing Facility

U.S. Operations
Lexington, MA USA
Research and Development
Sales and Marketing

European Printing Operations
Venlo, The Netherlands
54,000 sq. ft.
Computer Integrated Manufacturing

16 localized web sites

- Australia
  www.vistaprint.com.au
- Belgium
  www.vistaprint.be
- Canada
  www.vistaprint.ca
- European Union
  www.vistaprint.biz
- France
  www.vistaprint.fr
- Germany
  www.vistaprint.de
- Ireland
  www.vistaprint.ie
- Italy
  www.vistaprint.it
- Japan
  www.vistaprint.jp
- The Netherlands
  www.vistaprint.nl
- New Zealand
  www.vistaprint.co.nz
- Spain
  www.vistaprint.es
- Sweden
  www.vistaprint.se
- Switzerland
  www.vistaprint.ch
- United Kingdom
  www.vistaprint.co.uk
- United States
  www.vistaprint.com

Customer Service and Design Service Operations
Montego Bay, Jamaica
Over 175 agents, operational 5 days per week, 16 hours per day

Server infrastructure and registered offices
Hamilton and Devonshire, Bermuda

VistaPrint

Three easy ways to design, order and receive printed materials within three days.

VistaPrint
Oversized Postcard Templates
Real Estate
Communications
1st Class Office Space on the Waterfront
Call for an exclusive viewing 1-800-555-1234

1. Self service

Simply pick a product, select from hundreds of designs, customize and place your order.

VistaPrint
Customize Business Card Front
Need help? Call us toll-free at: 1-800-721-6214
Double-Click to Upload Your Own Desig
Fiddler's Brew
New Micro Brews
Stout
Pale Ale
Belgian Ale
Lager
order now at: fiddlersbrew.com

2. Upload your own design

Create materials, upload completed designs to our site.

3. Full service graphic design

Our team of online designers will customize any product, even matching sets.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including October 24, 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

10,015,930 Shares

VistaPrint Limited

Common Shares

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

SG Cowen & Co.

Jefferies Broadview